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As filed with the Securities and Exchange Commission on August 7, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
under
The Securities Act of 1933

ADAYTUM SOFTWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	41-1914642
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2051 Killebrew Drive, Suite 400
Minneapolis, Minnesota 55425
(612) 858-8585
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

John David Guy Haddleton
Adaytum Software, Inc.
2051 Killebrew Drive, Suite 400
Minneapolis, Minnesota 55425-1820
(612) 858-8585
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Timothy S. Hearn, Esq.	Roy L. Goldman, Esq.
Dorsey & Whitney LLP	Fulbright & Jaworski L.L.P.
220 South Sixth Street	666 Fifth Avenue
Minneapolis, Minnesota 55402-1498	New York, NY 10103
(612) 340-2600	(212) 318-3000
Fax (612) 340-2868	Fax (212) 318-3400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

CALCULATION OF REGISTRATION FEE

Titles of Each Class of Securities to be Registered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $.01 per share	$63,250,000	$16,698

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST   , 2000

PROSPECTUS

                                  Shares

Common Stock

    This is an initial public offering of common stock by Adaytum Software, Inc. We estimate the initial offering price will be between $      and $      per share.

    There is currently no public market for our common stock. We intend to apply to list the common stock on the Nasdaq National Market under the symbol ADAY.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Adaytum, before expenses	$	$

    Adaytum and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to      additional shares of common stock.

Investing in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

CHASE H&Q

U.S. BANCORP PIPER JAFFRAY

FAC/EQUITIES

           , 2000

[- Inside Front Cover -]

[Adaytum logo and, underneath that, "e-Planning for the Enterprise."]

[Inside of gatefold]

    The inside fold-out of the front cover has a diagram labelled "The Adaytum Solution," with the word Adaytum represented by our Adaytum with logo trademark. In the middle is a set of two concentric ovals. The outer one is labelled "Extraprise" and the inner one is labelled "Enterprise." In the center of the inner oval are the words "Adaytum e.Planning" with logo trademark. This is surrounded by three clusters of boxes, the first is a main box labelled "Financial Planning" surrounded by boxes reading "Management Reporting," "Performance Measurement," "Financial Modeling," "Forecasting" and "Budgeting"; the second is a main box labelled "HR Planning" surrounded by boxes reading "Headcount Planning," "Compensation Planning" and "Payroll Tax Planning"; and the third is a main box labelled "Sales and Marketing Planning" surrounded by boxes reading "Channel Profitability Planning," "Revenue Forecasting," "Sales Territory Planning," "Distribution Planning," "Product Profitability Planning" and "Sales and Margin Mix." To the left of these ovals are three arrows labelled from top to bottom "CRM Data," "ERP/Legacy Data" and "E-commerce Data" that point into the ovals. On the right side is an arrow leading out of the oval that reads "Forecast future business performance." It, in turn, is followed by an arrow that reads "Optimize resource allocation."

    Outside of the ovals on the top are cartoon representations of people flowing into the ovals and the words "1000s of Users." These flow into an arrow that enters the ovals and includes the lables "Extraprise" and "Enterprise" noted above.

    In the upper right corner the following statement appears, "Our Internet-based Adaytum e.Planning enterprise business planning software allows organizations to plan, track, analyze and forecast key business activities in a proactive and collaborative manner."

PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision.

Adaytum

    We provide Internet-based enterprise business planning software that allows organizations to plan, track, analyze and forecast key business activities in a proactive and collaborative manner. Our Adaytum e.Planning software gives managers greater awareness on a timely basis of actual and forecasted activity levels and business conditions across the enterprise. Managers use this information for strategic analysis and dynamic modeling, which allows them to more accurately forecast future business performance. As a result, they can optimize their deployment of resources to respond quickly to changing business conditions and capitalize on new opportunities. Our software facilitates the collection of information from a broad range of participants inside and outside the organization, including employees, customers and suppliers. Adaytum e.Planning is designed to permit rapid deployment with minimal training and to be scalable for use by up to multiple thousands of users over the Internet or an organization's intranet.

    Businesses employ planning processes to:

  •
  establish corporate goals and allocate resources;

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  enhance the predictability of business results, including sales, expenditures, cash flow and profits;

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  monitor performance compared to established plans, thereby enabling managers to reassess plans in light of actual performance and business conditions and to redeploy resources accordingly; and

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  evaluate strategic and tactical initiatives, including new products and services, acquisitions and divestitures.

    Traditional business planning generally involves the creation and implementation of an annual budget by the organization's financial department. Although this type of business planning process is still widely used, it has a number of limitations that are being exacerbated by increasingly dynamic economic and business conditions. As a result, at a time when business cycles are increasingly measured in weeks or months rather than quarters or years, annual plans are no longer an effective management tool. In addition, companies are recognizing that effective planning requires a process that incorporates continuously updated information from a large number of participants, including employees and external partners such as customers, suppliers and resellers. This collaborative approach produces a more accurate understanding of the factors influencing the organization's anticipated performance and allows managers to direct operations more effectively. Furthermore, organizations require a flexible planning process to respond to rapidly changing business conditions.

    As a result of the increasing ineffectiveness of the traditional annual planning process, a significant market opportunity exists for e-planning software applications, which are applications that leverage the Internet or an organization's intranet to provide collaborative and dynamic business planning across the entire enterprise. To address this opportunity we have developed our Adaytum e.Planning software product, which:

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  enables a continuously integrated planning process that combines planning, forecasting and performance measurement into one system;

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  facilitates the collection and tracking of inputs from multiple functional areas within a business, such as sales, marketing, service, human resources and manufacturing;

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  uses a web browser interface for the collection and reporting of information among users inside and outside the enterprise;

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  permits rapid deployment with minimal training; and

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  enables companies to increase the returns on their investments in enterprise resource planning and other enterprise software applications by allowing them to use information collected by or stored in those systems in the planning process.

    Our Adaytum e.Planning software consists of four modules. Our e.Planning Analyst module enables the creation of robust business plans using our powerful calculation and linking engines. These engines provide powerful analytic capabilities that allow senior-level users to quickly perform "what-if" analysis of multiple business scenarios with complex combinations involving many changing variables and fixed constraints. Our e.Planning Contributor module, which is designed to be deployable to thousands of employees as well as to external users, allows persons with relevant information to contribute to the planning and forecasting process using a simple, structured web browser interface that is designed to be easy to use. It also includes workflow management functionality to monitor the inputs of these users and notify managers of activity status. Our e.Planning Reporter module, which is scheduled for commercial shipment in September 2000, will provide managers with rapidly updated views of plans and activities to allow them to redeploy resources in response to changing economic and business conditions. Our e.Planning Administrator module allows those responsible for controlling and managing the planning process to control user access and privileges and maintain the structure and workflow of e.Planning Contributor templates.

    We market and sell across a wide range of industries on a worldwide basis through our direct sales force and marketing alliances with third parties such as consultants, systems integrators and service providers. In March 2000 we established a relationship with Andersen Consulting LLP to work jointly to promote Adaytum e.Planning on a global basis, with an initial focus on the education and government market. Our customers include ABN Amro, Ace Hardware, AG Communications, Amway, Ceridian Employer Services, Deluxe Corporation, Johnson & Johnson, Sassaby Jane Cosmetics and Maricopa County, Arizona.

    Our objective is to become the leading worldwide provider of e-planning software applications. Key elements of our strategy include:

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  promoting our brand and extending our leadership position in the e-planning market;

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  strengthening our market presence by expanding global partnerships and alliances;

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  expanding our direct sales and implementation capabilities;

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  expanding the reach of Adaytum e.Planning; and

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  extending our technology leadership.

    We were incorporated in Delaware on July 21, 1998 to be the parent company of Adaytum KPS Software Limited, a limited company organized in 1992 under the laws of England and Wales to develop and market a business planning software product. In December 1998 we moved our headquarters from the United Kingdom to Minneapolis, Minnesota and completed a reorganization in which Adaytum KPS became a subsidiary of Adaytum Software, Inc. Our corporate offices are located at 2051 Killebrew Drive, Suite 400, Minneapolis, Minnesota 55425-1820 and our telephone number at that location is 612-858-8585. Our web site is www.adaytum.com. Information contained on our web site is not incorporated into and does not constitute a part of this prospectus.

The Offering

Common stock offered by Adaytum	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including expansion of our sales and marketing, consulting and training and customer support organizations, increased spending on research and development and marketing activities, further development of our operational and administrative infrastructure and working capital.
Proposed Nasdaq National Market symbol	ADAY

    Unless otherwise indicated, share information in this prospectus:

  •
  assumes conversion of all of our outstanding shares of convertible preferred stock into 10,665,750 shares of common stock upon completion of this offering; and

  •
  assumes the underwriters' over-allotment option is not exercised.

    The number of shares to be outstanding after this offering excludes:

  •
  4,130,252 shares of common stock currently reserved for issuance under our 1999 Stock Option Plan, of which 3,627,467 shares are subject to outstanding options at a weighted average exercise price of $2.40 per share; and

  •
  1,438,648 shares subject to outstanding warrants at a weighted average exercise price of $4.96 per share.

    We own trademark registrations for the mark "Adaytum" in Australia, the European Union, New Zealand, the United Kingdom and the United States and we have applied for registration of that trademark in various other countries. We also own a trademark registration for the mark "KPS" in the United Kingdom. We have a pending trademark registration in the United States and in 19 other international jurisdictions for "Adaytum e.Planning." We have also applied for federal registration in the United States of several other marks including our stylized "A" logo and its use in connection with "Adaytum" and "Adaytum e.Planning." Each logo, product name, tradename or service mark of any other company appearing in this prospectus belongs to its holder.

    References in this prospectus to "Adaytum," "we," "us" and "our" refer to Adaytum Software, Inc., a Delaware corporation, and, prior to the reorganization of our corporate structure, Adaytum KPS Software Limited, a limited company organized under the laws of England and Wales, along with the subsidiaries of each of these entities.

    The summary financial data presented below are derived from our consolidated financial statements. The shares used to compute pro forma loss per share include our convertible preferred stock on an as-converted basis, as well as common stock. The balance sheet data is set forth below as of June 30, 2000:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all outstanding shares of preferred stock into an aggregate of 10,665,750 shares of common stock upon the closing of this offering; and

  •
  on a pro forma basis as adjusted to give effect to our receipt of the estimated net proceeds of $      from the sale of              shares of our common stock offered by this prospectus at an assumed initial public offering price of $      per share.

    Effective as of December 31, 1999, we changed our fiscal year end from June 30 to December 31.

Summary Financial Data
(in thousands, except per share amounts)

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Six Months Ended June 30,
	1997	1998	1999	1998	1999	1999	2000
				(unaudited)		(unaudited)
Statement of Operations Data:
Total revenues	$5,339	$10,772	$20,043	$9,192	$12,162	$10,851	$16,032
Gross profit	4,303	8,313	14,443	6,602	8,045	7,841	10,742
Total operating expenses	5,026	9,102	17,278	7,175	13,668	10,103	19,079
Loss from operations	(723)	(789)	(2,835)	(573)	(5,623)	(2,262)	(8,337)
Net loss	(819)	(945)	(2,835)	(598)	(5,627)	(2,237)	(8,511)
Net loss applicable to common stockholders	(819)	(945)	(2,856)	(598)	(5,649)	(2,258)	(10,536)
Basic and diluted net loss applicable to common stockholders per common share	$(0.08)	$(0.09)	$(0.26)	$(0.06)	$(0.52)	$(0.21)	$(0.96)

Shares used in computing basic and diluted net loss per common share	10,791	10,810	10,810	10,810	10,810	10,810	11,029

Unaudited pro forma basic and diluted net loss per share(1)			$(0.20)		$(0.32)		$(0.43)

Shares used in computing unaudited pro forma basic and diluted net loss per share(1)			14,515		17,656		19,568

(1)
Calculated using the net loss before accretion on preferred stock and assuming the conversion of all outstanding shares of preferred stock into common stock as if the shares had converted immediately upon their issuance.

	June 30, 2000
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$7,478	$7,478
Working capital	2,102	2,102
Total assets	30,610	30,610
Long-term debt, less current portion	767	767
Redeemable convertible preferred stock	30,439	—
Total stockholders' equity (deficit)	(15,033)	15,406

RISK FACTORS

    You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following could materially and adversely affect our business and results of operations and could result in a complete loss of your investment.

We have a history of losses and negative cash flow that we expect will continue for the foreseeable future

    We incurred net losses of $8.5 million in the six months ended June 30, 2000, $5.6 million in the six months ended December 31, 1999 and $2.8 million in the fiscal year ended June 30, 1999. We had an accumulated deficit of $18.8 million as of June 30, 2000. We also had negative cash flow from operations of $7.3 million in the six months ended June 30, 2000, $2.9 million in the six months ended December 31, 1999 and $1.5 million in the fiscal year ended June 30, 1999. We expect to significantly increase our expenses in the near term, especially sales and marketing expenses, as we grow our business. We expect to continue to incur losses and negative cash flow from operations for the foreseeable future and may never become profitable. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase profitability on a quarterly or annual basis. Our failure to achieve or maintain profitability in accordance with market expectations would likely cause the market price of our common stock to decline.

The market for e-planning software is at an early stage of development and demand for our products is uncertain

    The market for e-planning software is at an early stage of development and may not continue to grow. Accordingly, demand for our products is uncertain. Many companies in our target markets are unaware that e-planning software such as ours is available or beneficial and may choose to allocate their resources elsewhere or continue to rely on traditional business planning methods. For us to be successful, our potential customers must recognize the value of and decide to invest in e-planning software and, in particular, to adopt our products. Any failure of the market for e-planning software to continue to develop would harm our business.

We are growing rapidly and any failure to manage this growth could harm our business

    We have grown rapidly since the beginning of 1997 and intend to continue to expand rapidly for the foreseeable future. We have increased the number of people we employ from 43 at January 1, 1997 to 313 at June 30, 2000. We anticipate further significant personnel growth in the near future, particularly in the areas of sales and marketing, consulting and training and software development. To manage this growth effectively, we must:

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  hire, train and integrate new personnel quickly and effectively;

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  continue to augment our financial and accounting systems and sales support infrastructure;

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  manage operations in numerous locations worldwide; and

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  expand our facilities.

    Our rapid growth has placed and will continue to place significant strain on our management and other corporate resources. In addition, our intended international expansion will exacerbate the strain on these resources. If we do not manage this growth effectively, it would harm our business.

We have a limited history in marketing Adaytum e.Planning and our future marketing efforts may be unsuccessful

    The successful development of our business will depend largely on our ability to market and support Adaytum e.Planning, our Internet-based software product. We introduced this product commercially in late December 1999 and as of July 31, 2000 we had licensed Adaytum e.Planning to 59 customers representing approximately 22,400 individual licensed users. Our historical performance through December 31, 1999 is based on Adaytum Planning, an earlier version of our Adaytum e.Planning Analyst module. This means that we have only limited experience from which to analyze the risks and uncertainties that we face in marketing Adaytum e.Planning. It also means that you have limited information with which to evaluate our business and prospects.

    Adaytum e.Planning differs in a number of ways from Adaytum Planning and we believe that it will require a sales and marketing strategy that is different from the one we have used in the past. We have recently expanded our sales and marketing strategy of selling to small to medium-sized companies and single departments in large organizations to include selling to multiple functional areas and business divisions within large organizations. Our expanded sales and marketing strategy targets key executives such as chief executive officers, chief financial officers and chief information officers, as well as vice presidents of sales, service and marketing. Selling to multiple functional areas and business divisions in large organizations means more people are involved in the decision-making process. To implement our new sales and marketing strategy, we will have to attract and retain sales personnel who have expertise with respect to the needs of a wider range of functional areas. We may not be able to implement our new sales and marketing strategy and, even if we do, it may not be successful. Furthermore, because potential customers desire references from customers which have completed deployment of Adaytum e.Planning, any delay in the implementation of Adaytum e.Planning by our customers could adversely affect the marketing of our product.

Our success depends in part on our relationships with third parties

    To date, we have established relationships with several companies, including consulting organizations and system integrators that implement our software, such as Andersen Consulting and Global Management Systems, Inc.; international distributors, including Zenith Quality Solutions, Comercio Ltda. (in Brazil), Advanced Business Systems LLL (in the United Arab Emirates) and Reiteach Limited (in Ireland); and original equipment manufacturers, such as Deltek Systems. Many of the third parties with whom we have relationships offer products of other companies, including products that compete with ours. Third-party consulting and system integration firms can be influential in the choice of business application software. In addition, we intend to increase our use of third parties to implement our products for customers in the future. If these third parties do not aggressively and successfully market our products and services or implement and support our software correctly, it may adversely impact our brand-building efforts or our revenues.

    We typically enter into contracts with third parties that set out the nature of our relationships. However, these contracts generally provide us with little control over these third parties. For example, they generally do not require these third parties to devote resources to promoting, selling or supporting our products or limit these third parties' ability to offer other software vendors' products, including products that compete with ours. The benefits that we receive from these relationships may not offset the significant time and effort that are necessary to develop them.

We expect our quarterly results to fluctuate and be difficult to predict, which may cause volatility in our stock price

    We expect our revenues to vary significantly from quarter to quarter as the result of the size, timing and contractual terms of orders we receive. Factors that may affect our revenues include the purchasing patterns of our customers, our competitors' actions, such as changes to pricing and announcements or introductions of new products, and our ability to complete our service obligations in a timely fashion, which will depend in part on our ability to hire, train and retain sufficient consulting and training staff. Many of these factors are difficult or impossible for us to forecast. In addition, we expect to continue to spend significant amounts to grow our business, particularly our sales and marketing and consulting and training operations. Because these expenses are relatively fixed in the short term, we may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenues. As a result, we expect our quarterly operating results in future periods to fluctuate. We therefore believe that period-to-period comparisons of our revenue and operating results may not be a good indication of future performance, and you should not rely on them to predict our future performance. If we do experience revenue fluctuations, market analysts and investors may not be able to predict our quarterly or annual operating results with accuracy. If our operating results in future periods fall below the expectations of market analysts and investors, the trading price of our common stock will likely fall.

The sales cycle for Adaytum e.Planning is long, which makes it difficult to forecast our revenues and plan our expenses

    We expect the length of time from lead generation to final sale for Adaytum e.Planning to vary substantially from customer to customer. Although we believe this period will generally range from two to six months, we have limited experience with marketing Adaytum e.Planning, and the sales cycle may be significantly longer. We expect the length of the sales cycle to vary depending on the level of competitive evaluation each customer requires and the number of managers and other decision makers whose approval is required. In addition, we expect that our sales cycle will be relatively long because of the need to educate potential customers about the features and benefits of Adaytum e.Planning. We therefore expect it to be difficult to predict when any potential sale will occur and to plan accordingly.

    If our sales cycle unexpectedly lengthens, either in general or with respect to one or more large expected licenses, it would adversely affect the timing of our revenues. The expansion of our sales strategy to include sales to larger enterprises, which typically have higher average sales prices and take longer to make purchasing decisions, increases this risk. Any delay in revenues as the result of a longer than expected sales cycle could have a significant impact on our results of operations since the level of many of our expenses, especially salaries, will be determined in advance based on our expectations of revenues and we will not be able to reduce these expenses quickly if revenues are lower than expected.

If we are unable to successfully expand our professional services organization, customer satisfaction and demand for our products will suffer

    We believe that successful deployment of our products by our customers and future growth in our product sales depend on our ability to provide our customers with professional services, including customer support, training, consulting and initial implementation of our products. We have developed an in-house professional services organization with employees who can perform these tasks and who also educate third-party systems integrators in the use of our products so that they can provide these services to our customers. New professional services personnel will require training, and it will take time for them to reach full productivity. Competition for qualified professional services personnel is intense due to the limited number of people who have the requisite knowledge and skills. If we are unable to develop sufficient relationships with third-party systems integrators and our professional services organization is understaffed, we could be unable to complete implementations in a timely manner or to provide adequate customer support, consulting and training for our customers. If this occurred, we could face customer dissatisfaction, damage to our reputation and decreased overall demand for our products.

Any failure to attract, train, retain or effectively manage additional qualified personnel could harm our business

    Our future success will depend in large part on our ability to hire and retain a sufficient number of qualified personnel, particularly in management, sales and marketing, consulting and training and software development. Any failure to do so could harm our ability to maintain or grow our business. Competition for qualified sales and marketing, consulting and training and software development personnel in the software industry is intense, and we may find it difficult to hire the personnel we need on a timely basis or at all. In addition, both the training process necessary to familiarize new sales and marketing and consulting employees with our products and the time necessary for those new employees to reach full productivity may be long. As a result, even if we are able to hire qualified sales and marketing and consulting personnel, they may not generate revenue for a considerable time. In addition, we may experience difficulties in managing a larger sales and consulting workforce, particularly as we expand internationally.

The loss of key personnel could affect us

    Our future success will depend upon the continued service of our executive officers and other key management, sales and marketing, software development and consulting and training personnel. Our employment relationships are all at-will. The loss of the services of our executive officers, in particular John David Guy Haddleton, our Chief Executive Officer, and other key personnel could harm our business.

We currently rely on a single product offering and failure of this product to achieve and maintain market acceptance would harm our business

    We expect that Adaytum e.Planning license revenues and related service and maintenance revenues will account for substantially all of our revenues for the foreseeable future. Consequently, any failure to achieve and maintain market acceptance of this product would harm our business.

If we fail to develop new products or improve our existing product to meet or adapt to changing customer needs and industry standards, our revenues may decline

    Our future success depends on our ability to address the rapidly changing needs of our existing and potential customers. To achieve and maintain market acceptance of our products, we must, among other things:

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  continue to expand the capabilities of Adaytum e.Planning;

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  adapt our products to function in connection with rapidly changing computer operating systems, software platforms, database standards and Internet technologies; and

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  introduce new products that take advantage of technological developments and meet an expanding range of customer requirements.

    As a result of the complexities inherent in our products, major new products and product features require long development and testing periods. We may not be successful in developing and marketing new products or product features on a timely and cost-effective basis and these efforts may require significant expenditures. Our product offerings may not meet the requirements of our current and prospective customers and may not keep pace with the features of competitive products. This could prevent us from achieving or maintaining market acceptance of our current or future products and could lead to the loss of existing customers from whom we derive maintenance revenues or to whom we seek to sell additional products.

We have limited experience in large-scale implementation of Adaytum e.Planning and our business could be harmed if our customers cannot successfully deploy it on a large scale

    We introduced Adaytum e.Planning commercially in late December 1999 and as of July 31, 2000 we had licensed only 59 Adaytum e.Planning systems representing approximately 22,400 individual licensed users. As of July 31, 2000, our customers had begun deployment of 50 of these systems and we had completed our implementation services with respect to only 10 of these systems. To date, only one customer has completed full deployment of Adaytum e.Planning for a total of 15 users. We have designed Adaytum e.Planning to allow customers to deploy it to thousands of users in many locations and believe that this feature will be a significant competitive factor. This is in contrast to Adaytum Planning, which was based on local area network technology and which our customers generally deployed to a small number of end users in one geographic area. Deployments of Adaytum Planning have accordingly given us and our third-party distributors and marketing partners only limited experience in assisting customers with large-scale deployments. The relatively large number of users and the large number of remote Internet users of Adaytum e.Planning increases the risk and the potential impact of problems in the deployment process. If our customers cannot successfully deploy Adaytum e.Planning or if they determine for any reason that it cannot accommodate their needs, it would delay or prevent market acceptance of Adaytum e.Planning and therefore harm our business.

We are subject to the risks of doing business outside the United States

    Historically, the majority of our sales have been derived from international markets and part of our strategy is to continue to expand our international presence. Our international operations will require a significant amount of attention from our management and substantial financial resources and may be difficult to manage. In addition to the difficulties and costs of establishing, staffing and managing foreign operations, doing business internationally is subject to many risks, most of which are beyond our control, including:

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  local economic and political conditions;

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  fluctuations in currency exchange rates, which impact our level of reported revenues in U.S. dollars;

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  the need to comply with multiple, conflicting and changing laws and regulations;

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  the existence of protectionist laws and business practices that favor local competition;

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  uncertainties regarding the collection of accounts receivable; and

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  difficulties in enforcing intellectual property and contract rights.

    Furthermore, we have limited experience in developing localized versions of Adaytum e.Planning. If we are unable to grow our international operations successfully or in a timely manner, our business could be harmed.

We may not be able to compete successfully against current and future products introduced by our competitors

    The market for business planning software and related services is highly competitive, constantly evolving and subject to rapid technological change. Competitors vary in size, in scope and in the breadth of products and services they offer. We encounter competition with respect to various aspects of Adaytum e.Planning from a variety of sources, including:

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  vendors of budgeting and planning software, such as Hyperion Solutions and Comshare;

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  vendors of enterprise resource planning, or ERP, software, such as SAP, PeopleSoft, Oracle, Baan and J.D. Edwards;

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  vendors of other types of business application software, including supply chain and business intelligence software, such as Cognos;

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  vendors of spreadsheet software, such as Microsoft and the Lotus division of IBM; and

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  internal development efforts by corporate information technology departments.

In the future, we expect to face increased competition from vendors of business application software as we and they improve the functionality of our respective product offerings and as our products and theirs increasingly overlap.

    Many of the companies that currently offer, or may in the future introduce, competing software have significantly greater financial, technical, marketing, service and other resources than we have. Many of them also have a larger installed base of users, have been in business longer or have greater name recognition than we do. In addition to introducing competing software, they may also be able to establish or strengthen cooperative relationships with our current or future distributors or other parties with whom we have relationships, thereby limiting our ability to sell through these channels, reducing promotion of our products and limiting the number of third-party consultants available to implement our software.

    Competitive pressures from any of these sources could prevent us from growing, reduce our market share or require us to reduce prices on our products and services, any of which could harm our business.

Software that we license from other companies for use in connection with our products may become unavailable or outdated or may not work properly with our products

    Some of our products utilize, and may in the future utilize, software licensed to us by independent, third-party software developers. For example, our e.Planning Reporter module, which is scheduled for commercial shipment in September 2000, uses software developed by Business Objects Americas. Although we believe that there are alternatives for Business Objects' and other third-party software used in our products, any interruption in the availability of, or in support services for, third-party software could harm our business unless and until we could replace the functionality they provide. In addition, we depend on these third parties to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and rapid technological change. We may not be able to replace the functionality provided by third-party software if that software becomes obsolete or incompatible with future versions of our products, or otherwise is not adequately maintained or updated. If any of this occurred, it could adversely affect our business.

    The operation of our products could be compromised if errors occur in third-party software we incorporate in our products. Furthermore, it may be difficult for us to correct errors in third-party software because the software is not within our control.

Software defects could lead to delay in, or loss of, market acceptance of our products

    Adaytum e.Planning is complex and, accordingly, may contain undetected errors or failures. This may result in loss of, or delay in, market acceptance of Adaytum e.Planning. We have in the past discovered software errors in our new releases and new products after their introduction. If we experience significant software errors in future releases, we could experience delays in release, customer dissatisfaction, significant expense to identify and correct the errors and lost revenues during the period required to correct these errors. Any of these occurrences could harm our business. In addition, product liability claims based on defects in our software, regardless of their outcomes, could require us to spend significant time and money in litigation or to pay significant damages.

We may need additional financing to maintain and expand our business, but it may not be available on favorable terms or at all

    We currently anticipate that our available cash resources, together with the proceeds of this offering and cash generated from operations, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional funds, however, to fund more rapid expansion, respond to competitive pressures, acquire other businesses or technologies or meet unanticipated working capital requirements. It is possible that future funding may not be available to us on favorable terms, or at all. If we issue equity securities, you may experience additional dilution, which could be substantial. In addition, we may issue equity securities that have rights, preferences and privileges senior to those of our common stock. If we borrow money, we may incur significant interest expense and become subject to covenants that could limit our ability to operate and fund our business. If we need funds and cannot raise them on acceptable terms, we may be unable to realize our current plans or take advantage of unanticipated opportunities and could be required to slow our growth or reduce or shut down our operations.

If we acquire other companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or adversely affect our operating results and prospects

    We may acquire or make investments in other businesses, products, services or technologies. We cannot be sure, however, that we will properly evaluate, execute and integrate any future acquisition or acquisitions. For example, key personnel from an acquired business may decide not to work for us or we may have difficulty integrating the acquired personnel, technology and operations. Any future acquisition could:

  •
  disrupt our ongoing business;

  •
  distract our management and workforce;

  •
  result in our incurring or assuming significant debt, which could lead to significant interest expense and subject us to covenants that could limit our ability to operate and fund our business, or issuing equity securities that may cause you to experience additional dilution, which could be substantial;

  •
  increase our expenses and involve investment-related or other charges and amortization of acquired technology, goodwill and other intangible assets; and

  •
  adversely affect our operating results and prospects.

We depend on our intellectual property rights but may be unable to protect them adequately

    Our success depends in large part on our proprietary technology. We rely on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions to protect our intellectual property rights. These protections may not be adequate to protect our intellectual property. We currently do not have any patents. Among other things, our competitors may be able to copy or reverse-engineer our products or independently develop technologies that are substantially equivalent or superior to ours. In addition, the source code for our products is on deposit under escrow arrangements in the United States and the United Kingdom. This may increase the likelihood of misappropriation or other misuse. The laws of some of the countries where we sell products do not protect our intellectual property rights to the same extent as the laws of the United States. As a result, we may be required to spend significant resources to monitor and attempt to enforce our intellectual property rights. We may not be able to detect infringement of our intellectual property rights and may lose a competitive position in the market before we do so. In addition, one of the ways in which we charge for our software is based on the number of users that will be permitted to use our software. Licensees of our products may allow unauthorized use of our software by unlicensed users. Unauthorized use is difficult to detect and to the extent our software is used without authorization, we will lose license fees. If any of these things were to occur, our business could be harmed.

We may face intellectual property infringement claims that could be costly to resolve

    Intellectual property disputes are common in the software industry, and third parties may assert that our technology violates their intellectual property rights. We have not conducted an exhaustive search for existing intellectual property registrations and we may be unaware of intellectual property rights of others that may cover some of our technology. As the number of software products in our target markets increases and the functionality of these products further overlaps, we believe software developers may become increasingly subject to infringement claims. Third parties may assert infringement claims against us in the future with respect to our current or future products. Defending intellectual property infringements claims can be time consuming and expensive regardless of the merit of the claims and can divert the attention of our management and other key personnel from our business. The resolution of any claim of infringement might require us to seek a royalty or license arrangement, which might not be available on terms acceptable to us, or at all. This could result in disruption to our operations while we attempt to locate and license appropriate similar technology or to develop substitute technology. If any claim were to result in litigation, we could also be subject to significant damages or an injunction against use of our products.

Our future results of operations will be adversely affected by non-cash charges resulting from our sale of preferred stock and issuance of a warrant to purchase common stock to Andersen Consulting

    In June 2000 we sold shares of our Series D preferred stock to some of our existing preferred stockholders and Andersen Consulting and issued a warrant to purchase common stock to Andersen Consulting. Part of Andersen Consulting's payment for their preferred stock took the form of non-cash consideration representing the value of having Andersen Consulting as a strategic and global preferred partner for enterprise business planning solutions in selected vertical markets. As a result, we established a $9.7 million intangible asset. We also incurred $8.3 million of deferred stock-based compensation charges related to the warrant. We plan to amortize this intangible asset and recognize the deferred stock-based compensation over three years, although this period may be accelerated based on Andersen Consulting's performance, which will result in annual non-cash charges of approximately $6.0 million per year and thereby adversely affect our results of operations in each of these years.

If generally accepted accounting principles for software revenue recognition are changed, we may need to change our current revenue recognition practices, which could harm our future revenues

    The American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition," in October 1997 and amended it by Statements of Position 98-4 and 98-9 in March 1998 and December 1998, respectively. If generally accepted accounting principles for software revenue recognition are changed, we may need to change our current revenue recognition accounting practices, which could adversely affect our future results of operations.

Security risks related to data transmission over the Internet may reduce sales of our products

    Our products' security features may be inadequate to prevent security breaches and our business would be harmed if we do not prevent them. Adaytum e.Planning has been designed to allow customers to use the Internet to input and access information. As a result, Adaytum e.Planning may give many individuals, both inside and outside an organization, access to that entity's planning system. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of the security of our customers' data. If this were to occur, it could harm our reputation, substantially reduce the use of Adaytum e.Planning and increase the difficulty of selling our software to new customers. It could also require us to expend significant resources to modify Adaytum e.Planning to protect against the threat of security breaches. Because our customers use Adaytum

e.Planning to store, transmit and analyze proprietary information, security breaches could expose us to a risk of litigation and possible liability and may harm our reputation.

We depend on the continued viability of the Internet

    Extensive deployment of Adaytum e.Planning will depend on the maintenance of a viable Internet infrastructure. In the future, the Internet may be unable to support an increased number of users, greater frequency of use or increases in user demand for faster access. Even if new technology is developed, the effectiveness of the Internet may decline due to delays in the development or adoption of new standards and protocols designed to support increased levels of activity. If appropriate advances are not made, the Internet may experience increased outages and delays such as those that have occurred in the past. This could adversely affect the willingness of our current and potential customers to use Internet-based products, including Adaytum e.Planning. In addition, the development of new technology, standards or protocols may require us to expend significant resources to adapt our products accordingly. Any of these events could harm our business.

Management could use the proceeds of this offering in ways with which you may not agree

    We intend to use the net proceeds from this offering for general corporate purposes, including expansion of our sales and marketing, consulting and training and customer support organizations, increased spending on research and development and marketing activities, further development of our operational and administrative infrastructure and working capital. We have not, however, reserved or allocated any portion of the net proceeds for any specific purpose. Accordingly, our management has considerable discretion in the use of the net proceeds from this offering and you will be relying on their judgment regarding the application of the proceeds. Our uses of these proceeds may not yield favorable returns and you may disagree with the manner in which we use these proceeds.

Market prices of technology stocks have been volatile and we expect that our common stock price will exhibit volatility as well

    The price of our common stock is likely to be volatile. Equity markets in general, and stocks of technology companies in particular, have recently experienced significant price and volume fluctuations that are not necessarily related to the operating performance of the individual companies. These broad market fluctuations may adversely affect the market price of our common stock. Additionally, in the past year initial public offerings of some technology companies have been accompanied by significant share price and volume changes in the initial days and weeks after the offering. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business.

Future sales of our common stock, including those shares purchased in this offering, may depress our stock price

    Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. These sales might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After completion of this offering, we will have       shares of common stock outstanding. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless they are purchased by our affiliates. The remaining 21,808,355 shares of common stock to be outstanding will be "restricted securities," as that term is defined under Rule 144 of the Securities Act. Of these restricted shares:

  •
  shares are currently eligible for sale in the public market;

  •
  shares will become eligible for sale in the public market beginning 90 days after the date of this prospectus;

  •
  shares will become eligible for sale in the public market beginning 180 days after the date of this prospectus; and

  •
  shares will become eligible for sale in the public market at various times beginning 180 days after the date of this prospectus, following the expiration of a one-year holding period from the date of their initial issuance.

    Approximately 180 days after the date of this prospectus, we also intend to register the issuance of up to            shares of our common stock subject to issuance under our employee benefit plans. All of the shares issued under those employee benefit plans after this registration will be freely tradable immediately after we issue them.

    The discussion above reflects lock-up agreements that substantially all of our stockholders, option holders and warrant holders have entered into with the underwriters or Adaytum, in which they have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days from the date of this prospectus. The underwriters may waive these agreements at any time without prior notice.

    After        2001, holders of 18,876,670 shares of our common stock (including 1,365,188 shares of common stock issuable on exercise of an outstanding warrant) can require us to register their shares for resale under the federal securities laws.

The liquidity and market price of our common stock are uncertain since our stock has never been publicly traded

    There has never been a public market for our common stock. We cannot predict the extent to which interest in our common stock will lead to the development of an active, liquid trading market. We will set the initial public offering price for our common stock following negotiations with the representatives of the underwriters. This offering price may not be indicative of prices that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price.

Because certain existing stockholders control a large percentage of our voting power, other stockholders' voting power may be limited

    We anticipate that our principal stockholders, executive officers and directors and their affiliates will, in the aggregate, beneficially own approximately       percent of our outstanding common stock following the completion of this offering. These stockholders, if they act as a group, will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. These stockholders may make decisions that are adverse to your interests. This ownership concentration may also delay or prevent a change in control of Adaytum and might adversely affect the market price of our common stock. See "Principal Stockholders" for more information about ownership of our outstanding shares.

Our charter documents and Delaware law may discourage a takeover of Adaytum even if doing so would be beneficial to our stockholders

    Provisions of our certificate of incorporation and bylaws and of Delaware law could make it more difficult for a third party to acquire us. For example, our certificate of incorporation provides that our board of directors may, without stockholder action, set the terms of series of preferred stock and then issue them. Our board of directors could also adopt a stockholder rights plan. Delaware law has a number of provisions that can make it more difficult to acquire a Delaware corporation. The existence of these anti-takeover provisions may restrict a third party's ability to acquire us, even if doing so would be beneficial to our stockholders.

We do not intend to pay dividends and you should not expect to receive any funds without selling your shares, which you may only be able to do at a loss

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Therefore, you should not expect to receive any funds without selling your shares, which you may only be able to do at a loss.

Purchasers in this offering will incur immediate, substantial dilution

    We expect the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. We have issued options and warrants to acquire common stock at prices significantly below the estimated initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering.

The forward-looking statements we make in this prospectus might prove inaccurate

    Some of the statements we make in this prospectus are forward-looking statements. These forward-looking statements generally relate to our future plans, objectives, expectations and intentions, and are not necessarily based on historical facts. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or similar terminology. These statements involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed in this section and elsewhere in this prospectus. We cannot guarantee any future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of these statements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

    We estimate the net proceeds to us from the sale of the       shares of our common stock offered in this offering to be approximately $       million, or approximately $       million if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price of $      per share (less the estimated underwriting discounts and commissions and estimated offering expenses we expect to pay).

    We intend to use the net proceeds from this offering for general corporate purposes, including expansion of our sales and marketing, consulting and training and customer support organizations, increased spending on research and development and marketing activities, further development of our operational and administrative infrastructure and working capital. The amounts that we actually spend for each of these purposes will vary significantly depending on a number of factors, including the amount of cash we generate from operations and the progress of our sales and marketing efforts. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering.

    We also may use an unspecified portion of the net proceeds to acquire or invest in other businesses, products and technologies. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of such businesses, products or technologies. We have no current plans or commitments with respect to, and are not currently engaged in negotiations for, any such transactions.

    Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any earnings for use in the operation and expansion of our business. In addition, our credit facility with Silicon Valley Bank prohibits the payment of cash dividends on our capital stock without the consent of Silicon Valley Bank. Accordingly, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account our financial condition, operating results, cash needs and growth plans.

CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2000:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all outstanding shares of preferred stock into an aggregate of 10,665,750 shares of common stock upon the closing of this offering; and

  •
  on a pro forma basis as adjusted to give effect to our receipt of the estimated net proceeds of $      from the sale of             shares of our common stock offered by this prospectus at an assumed initial public offering price of $    per share.

    You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2000
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash, cash equivalents and marketable securities	$7,478	$7,478	$

Long-term debt, less current portion	$767	$767	$
Redeemable convertible preferred stock:
Series B preferred stock, $.01 par value, 4,350,000 shares authorized, 4,322,035 shares outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted	4,866	—		—
Series C preferred stock, $.01 par value, 2,750,100 shares authorized, 2,750,091 shares outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted	8,066	—		—
Series D preferred stock, $.01 par value, 2,049,624 shares authorized, 2,049,624 shares outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted	17,507	—		—
Stockholders' equity (deficit):
Series A preferred stock, $.01 par value, 1,544,000 shares authorized, 1,544,000 shares outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted	15	—		—
Common stock, $.01 par value, 50,000,000 shares authorized, 11,139,415 shares outstanding, actual; 21,805,165 shares outstanding, pro forma; shares outstanding, pro forma as adjusted	111	218
Additional paid-in capital	12,727	43,074
Deferred stock-based compensation	(9,197)	(9,197)
Accumulated deficit	(18,758)	(18,758)
Accumulated other comprehensive income	69	69

Total stockholders' equity (deficit)	(15,033)	15,406

Total capitalization	$16,173	$16,173	$

    The information presented above excludes:

  •
  3,190 shares of common stock issued after June 30, 2000 on exercise of options;

  •
  4,130,252 shares of common stock currently reserved for issuance under our 1999 Stock Option Plan, of which 3,627,467 shares are subject to outstanding options at a weighted average exercise price of $2.40 per share; and

  •
  1,438,648 shares subject to outstanding warrants at a weighted average exercise price of $4.96 per share.

DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

    Our pro forma net tangible book value as of June 30, 2000, after giving effect to the conversion of our outstanding preferred stock into common stock in connection with this offering, was $4,699,000, or $0.22 per share of common stock. Net tangible book value per share as of a specified date is determined by dividing tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock at that date. After giving effect to the sale of the      shares of common stock offered in this offering, based upon an assumed initial public offering price of $      per share, less the estimated underwriting discounts and commissions and estimated offering expenses we expect to pay, our pro forma net tangible book value as of June 30, 2000 would have been $      , or $      per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $      per share and an immediate dilution to new investors of $            per share. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at June 30, 2000	$0.22
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering

Net tangible book value dilution per share to investors in this offering		$

    The following table summarizes, on a pro forma basis as of June 30, 2000, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock in connection with this offering, the difference between the number of shares of common stock purchased from us, the total cash consideration paid to us and the average cash price per share paid by existing stockholders and new investors in this offering at an assumed initial public offering price of $      per share:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	21,805,165%		$22,116,185%		$1.01
New investors

Total		100%		$100%

(1)
Excludes approximately $9.7 million of non-cash consideration representing the value of having Andersen Consulting as a strategic and global partner for enterprise business planning solutions in selected vertical markets and approximately $1.3 million of non-cash consideration representing the value of our Australian distributor, which we acquired in exchange for 267,857 shares of our common stock. If we included the value of this non-cash consideration, the average price per share paid by existing stockholders would be $1.52 per share.

    If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing investors will decrease to      , or   % of the total number of shares of common stock to be outstanding immediately after this offering and the number of shares of common stock held by new

investors will increase to     , or  % of the total number of shares of common stock to be outstanding immediately after this offering.

    The information presented above excludes:

  •
  3,190 shares of common stock issued after June 30, 2000 on exercise of options;

  •
  4,130,252 shares of common stock currently reserved for issuance under our 1999 Stock Option Plan, of which 3,627,467 shares are subject to outstanding options at a weighted average exercise price of $2.40 per share; and

  •
  1,438,648 shares subject to outstanding warrants at a weighted average exercise price of $4.96 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data shown below as of June 30, 1998 and for the fiscal years ended June 30, 1997 and 1998 are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and are included in this prospectus. The selected consolidated financial data shown below as of and for the fiscal year ended June 30, 1999 and as of and for the six months ended December 31, 1999 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included in this prospectus. The selected consolidated financial data shown below as of June 30, 1997 and as of and for the fiscal years ended June 30, 1995 and 1996 are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated financial data for the six months ended December 31, 1998 and June 30, 1999 and 2000 and as of June 30, 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of our management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The selected consolidated financial data shown below as of and for the years ended June 30, 1995 and 1996 are derived from our audited consolidated financial statements for those periods which were presented in British pounds sterling and were prepared in accordance with generally accepted accounting principles as then in effect in the United Kingdom. The balance sheet data was converted to U.S. dollars from British pounds sterling using period end exchange rates, while the statement of operations data was translated at the average rate during each period shown. Effective as of December 31, 1999 we changed our fiscal year end from June 30 to December 31. When you read these selected consolidated financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." Interim results are not necessarily indicative of the results to be expected for the full fiscal year and historical results are not necessarily indicative of future results.

	Fiscal Year Ended June 30,					Six Months Ended December 31,		Six Months Ended June 30,
	1995	1996	1997	1998	1999	1998	1999	1999	2000
						(unaudited)		(unaudited)
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Total revenues	$1,765	$3,556	$5,339	$10,772	$20,043	$9,192	$12,162	$10,851	$16,032
Operating income (loss)	124	142	(723)	(789)	(2,835)	(573)	(5,623)	(2,262)	(8,337)
Net income (loss)	84	75	(819)	(945)	(2,835)	(598)	(5,627)	(2,237)	(8,511)
Net income (loss) applicable to common stockholders	84	75	(819)	(945)	(2,856)	(598)	(5,649)	(2,258)	(10,536)
Basic and diluted net income (loss) applicable to common stockholders per common share	$0.01	$0.01	$(0.08)	$(0.09)	$(0.26)	$(0.06)	$(0.52)	$(0.21)	$(0.96)

Shares used in computing basic and diluted net income (loss) per common share	10,093	10,810	10,791	10,810	10,810	10,810	10,810	10,810	11,029

Pro forma basic and diluted net loss per share(1)					$(0.20)		$(0.32)		$(0.43)

Shares used in pro forma net loss per share calculation(1)					14,515		17,656		19,568

(1)
Calculated using the net loss before accretion on preferred stock and assuming the conversion of all outstanding shares of preferred stock into common stock as if the shares had converted immediately upon their issuance.

    For information regarding the determination of the number of shares used in computing net income (loss) per share amounts, see note 2 of notes to the consolidated financial statements.

	June 30,					December 31,	June 30,
	1995	1996	1997	1998	1999	1999	2000
							(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$132	$235	$104	$61	$1,605	$3,535	$7,478
Working capital (deficit)	(45)	(15)	73	(930)	(108)	(298)	2,102
Total assets	769	1,589	3,047	4,793	9,294	11,641	30,610
Long-term debt, less current portion	23	25	448	433	203	530	767
Redeemable convertible preferred stock	—	—	—	—	4,823	10,914	30,439
Total stockholders' equity (deficit)	93	164	304	(648)	(3,517)	(9,051)	(15,033)

    The table below presents in further detail our selected consolidated financial data for the periods covered by "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Six Months Ended June 30,
	1997	1998	1999	1998	1999	1999	2000
				(unaudited)		(unaudited)
	(in thousands)
Revenues:
License	$2,968	$5,671	$10,158	$4,919	$5,590	$5,239	$7,757
Service and maintenance	2,371	5,101	9,885	4,273	6,572	5,612	8,275

Total revenues	5,339	10,772	20,043	9,192	12,162	10,851	16,032

Cost of revenues:
License	62	110	127	86	18	41	32
Service and maintenance	974	2,349	5,473	2,504	4,099	2,969	5,258

Total cost of revenues	1,036	2,459	5,600	2,590	4,117	3,010	5,290

Gross profit	4,303	8,313	14,443	6,602	8,045	7,841	10,742

Operating expenses:
Sales and marketing	2,037	4,482	7,972	3,450	6,947	4,522	10,427
Research and development	889	1,371	4,207	1,719	2,679	2,488	3,648
General and administrative	1,909	3,054	4,919	1,917	3,982	3,002	3,945
Amortization of intangible assets	191	195	177	89	25	88	286
Stock-based compensation	—	—	3	—	35	3	773

Total operating expenses	5,026	9,102	17,278	7,175	13,668	10,103	19,079

Loss from operations	(723)	(789)	(2,835)	(573)	(5,623)	(2,262)	(8,337)
Other income (expense)	—	(32)	6	(25)	(4)	31	(174)
Provision for income taxes	(96)	(124)	(6)	—	—	(6)	—

Net loss	$(819)	$(945)	$(2,835)	$(598)	$(5,627)	$(2,237)	$(8,511)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion of our financial condition and results of operations with our financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including but not limited to those described under "Risk Factors" and elsewhere in this prospectus.

General

    Adaytum Software, Inc. provides Internet-based enterprise business planning software that allows organizations to plan, track, analyze and forecast key business activities in a proactive and collaborative manner. Our Adaytum e.Planning software gives managers greater awareness on a timely basis of actual and forecasted activity levels and business conditions across the enterprise. Managers use this information for strategic analysis and dynamic modeling, which allows them to more accurately forecast future business performance. We were incorporated in Delaware in 1998 to be the parent company of Adaytum KPS Software Limited, a limited company organized in 1992 under the laws of England and Wales to develop and market a business planning software product. Prior to late 1996 we derived all of our revenues from activities concentrated in and directed from England. Adaytum KPS began to target the United States market in late 1996. In December 1998 we moved our headquarters from the United Kingdom to Minneapolis, Minnesota and completed a reorganization in which Adaytum KPS became a subsidiary of Adaytum Software, Inc. In February 2000 we expanded our presence in international markets by acquiring our Australian distributor in a transaction which was treated as a purchase for accounting purposes.

    We released Adaytum e.Planning commercially in late December 1999. Prior to that date, we derived all of our license revenues from Adaytum Planning, an earlier version of our Adaytum e.Planning Analyst module. We expect that Adaytum e.Planning license revenues and related service and maintenance revenues will account for substantially all of our revenues for the foreseeable future.

Overview

    We generate revenues principally from software license fees and professional services and technical support derived from consulting, implementation, training and support related to our software products.

    We have incurred net losses in each fiscal year since July 1, 1996 and the six month periods ended December 31, 1999 and June 30, 2000. As of June 30, 2000 we had an accumulated deficit of $18.8 million.

    We introduced Adaytum e.Planning commercially in late December 1999 and as of July 31, 2000 we had licensed it to 59 customers for a total of approximately 22,400 users. Accordingly, our historical performance through December 31, 1999 is based on Adaytum Planning, an earlier version of our Adaytum e.Planning Analyst module. Adaytum e.Planning differs in a number of ways from Adaytum Planning and we believe that it will require a sales and marketing strategy that is different from the one we have used in the past. We expect to significantly increase our expenses in the near term, especially sales and marketing expenses, as we grow our business. We expect to continue to incur losses and negative cash flow from operations for the foreseeable future. We also expect that our operating expenses, as well as anticipated capital expenditures, will constitute a material use of our cash resources. Accordingly, our historical results may not be a good indication of the results to be expected for future periods.

    In March 2000 we entered into a relationship with Andersen Consulting under which we agreed to work jointly to promote Adaytum e.Planning on a global basis with an initial focus on the education and government market. As part of this relationship, in June 2000 Andersen Consulting purchased preferred stock that represented five percent of our common stock at that time (on a fully-diluted basis), for which we received $2.0 million in cash and approximately $9.7 million in non-cash consideration representing the value of having Andersen Consulting as a strategic and global partner for enterprise business planning solutions in selected vertical markets. As a result, we established a $9.7 million intangible asset. In addition, we issued them a warrant to purchase common stock that represented an additional five percent of our common stock at that time (on a fully-diluted basis) in consideration of the benefits that we expected to receive as the result of our relationship with them. As a result, we incurred approximately $8.3 million of deferred stock-based compensation charges based on the value of the warrant calculated using the Black-Scholes valuation model. We plan to amortize the intangible asset and recognize the deferred stock-based compensation charges over three years, although the period may be accelerated based on Andersen Consulting's performance, and our results of operations will be adversely affected in each of these years. A more complete discussion of our Andersen Consulting arrangement is included in this prospectus under the captions "Business—Sales and Marketing—Relationship with Andersen Consulting" and "Certain Relationships and Related Transactions."

    The following table illustrates our revenues on a geographic basis in thousands of dollars and as a percentage of our total revenues for each period:

	Fiscal Year Ended June 30,						Six Months Ended December 31,				Six Months Ended June 30,
	1997		1998		1999		1998		1999		1999		2000
United States	$677	12.7%	$3,318	30.8%	$7,969	39.8%	$3,722	40.5%	$5,688	46.8%	$4,247	39.1%	$7,742	48.3%
United Kingdom	3,440	64.4	6,427	59.7	10,041	50.1	4,224	46.0	5,302	43.6	5,817	53.6	6,430	40.1
Rest of the world	1,222	22.9	1,027	9.5	2,033	10.1	1,246	13.5	1,172	9.6	787	7.3	1,860	11.6

Total	$5,339	100.0%	$10,772	100.0%	$20,043	100.0%	$9,192	100.0%	$12,162	100.0%	$10,851	100.0%	$16,032	100.0%

We expect revenues generated by our U.S. operations to continue to grow as a percentage of total revenues in the foreseeable future.

    License Revenues.  We typically charge customers a one-time fee for a perpetual, non-exclusive, non-transferable license to use our software. Generally, the fee is based on the number of named users. To date, we have generated the majority of our license revenues from direct sales to customers. Because of our user-based licensing, we expect to experience significant variation in the size of our licensing transactions.

    We recognize license revenues in accordance with American Institute of Certified Public Accountants' Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9. Prior to July 1, 1998, we recognized license revenues in accordance with SOP 91-1, "Software Revenue Recognition." Our adoption of SOP 97-2 did not have a material effect on the timing of revenue recognition or cause changes to our revenue recognition policies. We generally recognize license revenues when both parties sign a license agreement, the fee is fixed or determinable, collection is probable and delivery of the software has occurred. Under arrangements where we sell both services and software licenses under one arrangement, we allocate revenue to each element based on their respective fair values, with these fair values being determined using the price charged when that element is sold separately, or if not yet sold separately, the price that is established by authorized management. We do not offer our customers a right of return. We recognize license fees for software sold through distributors net of their discount.

    Service and Maintenance Revenues.  Service and maintenance revenues consist principally of revenues derived from consulting services related to the deployment and use of our software, including project management, in-depth application design and implementation, education and training of users, and revenues derived from maintenance and support contracts. While the exact timing of implementation will vary based on a customer's requirements, we can generally complete implementation and training services within three months. Recently we have been developing a classroom training curriculum that we offer in our offices in the United States and England. In the six months ended June 30, 2000 we generated approximately $590,000 in revenues from this training. We recognize consulting and training revenues as the services are performed.

    Our customers usually purchase annual, fee-based maintenance agreements for telephone support and software upgrades. We recognize maintenance revenues ratably over the term of the agreement, typically one year, as a component of service and maintenance revenues. Any unrecognized maintenance revenues are included as deferred revenue in our balance sheet until recognized.

    Cost of License Revenues.  Cost of license revenues consists of the costs associated with licenses, including CDs, packaging, documentation and royalties on third-party software incorporated in our products, and arises primarily from the production of our software. It has not been significant in any period presented, nor do we expect it to be significant as a percentage of license revenues in the foreseeable future.

    Cost of Service and Maintenance Revenues.  Cost of service and maintenance revenues consists primarily of salaries and related personnel costs and other allocated expenses of our consulting, support and training departments. Cost of service and maintenance revenues also includes costs of third party integrators who, acting as our agents, implement our software for our customers on a time and materials basis. The cost of these integrators is not significant at this time, nor do we expect it to be significant in the future.

    Sales and Marketing Expenses.  We promote and sell our software products primarily through our direct sales force. Sales and marketing expenses consist primarily of costs associated with personnel, sales commissions, travel and promotional events such as trade shows, seminars and conferences, advertising, direct marketing campaigns and public relations programs. Our sales and marketing expenses will continue to increase as we further expand our direct sales force, build infrastructure to support our global distribution strategy, work to build awareness of our brand and invest in the marketing and promotion of Adaytum e.Planning.

    Research and Development Expenses.  We maintain a software research and development staff to enhance our existing software products and to develop new products. We expense software development costs as incurred until technological feasibility of the software is determined, after which we capitalize any additional costs. To date, we have expensed all software development costs in the period incurred due to the short period between the date on which we establish technological feasibility and the date of product release. We expect research and development expenses to represent a significant portion of our expenditures and to increase in dollar amount in the near future as we continue to enhance Adaytum e.Planning and develop new products.

    General and Administrative Expenses.  General and administrative expenses include salaries and related personnel expenses and other costs of our executive, finance, human resources, information technology, travel and administrative functions.

    In December 1999 we decided to downsize our Denmark operations in connection with our introduction of Adaytum e.Planning. This resulted in our recording reserves in the first quarter of 2000 for lease-related expenses and for severance costs in the fourth quarter of 1999.

    Amortization of Intangible Assets.  Amortization of intangible assets results primarily from the amortization of the intangible asset established as the result of our issuance of Series D preferred stock to Andersen Consulting for non-cash consideration in June 2000, as discussed above, and the goodwill recorded in connection with the acquisition of our Australian distributor in February 2000. These intangible assets are being amortized over 36 months and will result in charges of approximately $3.7 million per year through June 2003. The net intangible assets balance at June 30, 2000 was approximately $10.7 million.

    Stock-based Compensation.  Stock-based compensation consists principally of non-cash charges relating to stock option and warrant grants. The remaining deferred stock-based compensation balance at June 30, 2000 of approximately $9.2 million will be amortized over the periods of benefit of the related options and warrants, which range from two to four years. Approximately $8.3 million of the deferred stock-based compensation at June 30, 2000 resulted from the issuance of the warrant to Andersen Consulting discussed above.

    Other Income (Expense).  Other income (expense) consists principally of interest expense related to borrowings under a line of credit agreement and interest expense relating to various loan and lease obligations for furniture and equipment additions, partially offset by interest income generated from investment of the net proceeds from sales of our equity securities.

    Provision for Income Taxes.  We have operated in a loss position in the United States for all periods discussed below. Provisions for income taxes during these periods have been primarily the result of taxes paid in the United Kingdom.

    As of December 31, 1999 we had net operating loss carryforwards of approximately $6.7 million for U.S. tax purposes. These net operating loss carryforwards are available to offset future taxable income or tax liabilities and start to expire in 2018 if not previously utilized. In addition, at December 31, 1999 we had foreign net operating loss carryforwards of approximately $1.0 million which start to expire in 2002 if not previously utilized. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of the net operating loss carryforwards that could be utilized annually in the future to offset taxable income. We have established a valuation allowance for the tax benefits of these items as of December 31, 1999 since we may not realize the benefits.

Results of Operations

    The following table sets forth our operating results for the periods indicated as a percentage of total revenues. Effective as of December 31, 1999 we changed our year end for financial and tax reporting purposes from June 30 to December 31.

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Six Months Ended June 30,
	1997	1998	1999	1998	1999	1999	2000
Revenues:
License	55.6%	52.6%	50.7%	53.5%	46.0%	48.3%	48.4%
Service and maintenance	44.4	47.4	49.3	46.5	54.0	51.7	51.6

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
License	1.2	1.0	0.6	0.9	0.1	0.4	0.2
Service and maintenance	18.2	21.8	27.3	27.2	33.7	27.4	32.8

Total cost of revenues	19.4	22.8	27.9	28.1	33.8	27.8	33.0

Gross profit	80.6	77.2	72.1	71.9	66.2	72.2	67.0

Operating expenses:
Sales and marketing	38.1	41.6	39.8	37.5	57.1	41.7	65.0
Research and development	16.7	12.7	21.0	18.7	22.0	22.9	22.8
General and administrative	35.7	28.4	24.5	20.9	32.7	27.7	24.6
Amortization of intangible assets	3.6	1.8	0.9	1.0	0.2	0.8	1.8
Stock-based compensation	—	—	0.0	—	0.3	0.0	4.8

Total operating expenses	94.1	84.5	86.2	78.1	112.3	93.1	119.0

Loss from operations	(13.5)	(7.3)	(14.1)	(6.2)	(46.1)	(20.9)	(52.0)

Other income (expense)	—	(0.3)	0.0	(0.3)	0.0	0.3	(1.1)
Provision for income taxes	(1.8)	(1.2)	(0.0)	—	—	(0.1)	—

Net loss	(15.3)%	(8.8)%	(14.1)%	(6.5)%	(46.1)%	(20.7)%	(53.1)%

Six Months Ended June 30, 2000 and 1999

    Total Revenues.  Total revenues increased 47.7% to approximately $16.0 million for the six months ended June 30, 2000 from approximately $10.9 million for the six months ended June 30, 1999. Total U.S. revenues increased 82.3% to approximately $7.7 million for the six months ended June 30, 2000 from approximately $4.2 million for the six months ended June 30, 1999.

    License Revenues.  License revenues increased 48.1% to approximately $7.8 million for the six months ended June 30, 2000 from approximately $5.2 million for the six months ended June 30, 1999. License revenues represented 48.4% and 48.3% of total revenues for the six months ended June 30, 2000 and 1999, respectively. Approximately 82.4% of the increase was due to increased license revenues in the United States, which increased 126.6% to approximately $3.7 million for the six months ended June 30, 2000 from approximately $1.6 million for the six months ended June 30, 1999. License revenues increased both as the result of our entering into a larger number of license agreements and an increase in the average value of those agreements. This increase in average value resulted from the larger number of users typical of Adaytum e.Planning licenses and from price increases instituted in July 1999. Additionally, we believe our license revenues in the first six months of 2000 were positively impacted by sales to customers who had delayed purchase decisions in late calendar 1999 due to our planned December 1999 release of Adaytum e.Planning and due to Year 2000 concerns.

    Service and Maintenance Revenues.  Service and maintenance revenues increased 47.5% to approximately $8.3 million for the six months ended June 30, 2000 from approximately $5.6 million for the six months ended June 30, 1999. This increase resulted from higher implementation revenues generated by the increased number of software licenses and an increase in the number of customers with maintenance agreements.

    Cost of License Revenues.  Cost of license revenues decreased for the six months ended June 30, 2000 to approximately $32,000 from approximately $41,000 for the six months ended June 30, 1999 and decreased as a percentage of license revenues due in part to the fact that we completed amortization of the intangible asset created in connection with our January 1999 prepayment of royalty obligations in 1999 and accordingly had no amortization expense in 2000.

    Cost of Service and Maintenance Revenues.  Cost of service and maintenance revenues increased 77.1% to approximately $5.3 million for the six months ended June 30, 2000 from approximately $3.0 million for the six months ended June 30, 1999. As a percentage of service and maintenance revenues, this cost increased to 63.5% for the six months ended June 30, 2000 from 52.9% for the six months ended June 30, 1999. The dollar increase was primarily due to the impact of hiring new consultants. The percentage increase was largely the result of the time necessary to train new consulting employees before their services can be billed to customers and the addition of non-revenue generating administrative employees who manage, train and schedule our consultants.

    Sales and Marketing Expenses.  Sales and marketing expenses increased 130.6% to approximately $10.4 million for the six months ended June 30, 2000 from approximately $4.5 million for the six months ended June 30, 1999. These expenses also increased as a percentage of total revenues to 65.0% for the six months ended June 30, 2000 from 41.7% for the six months ended June 30, 1999. The increases were due primarily to additions to our sales and marketing organization, which grew to 121 employees at June 30, 2000 from 63 employees at June 30, 1999, as well as the higher level of marketing expenditures incurred as a result of the launch of Adaytum e.Planning in December 1999. The increase as a percentage of revenues was also partially the result of the time necessary for training and customer relationship building before sales and marketing personnel begin generating revenue.

    Research and Development Expenses.  Research and development expenses increased 46.6% to approximately $3.6 million for the six months ended June 30, 2000 from approximately $2.5 million for the six months ended June 30, 1999. As a percentage of total revenues, these expenses decreased to approximately 22.8% for the six months ended June 30, 2000 from approximately 22.9% for the six months ended June 30, 1999. The increase in the dollar amount of research and development expenses was due principally to the costs associated with the release of Adaytum e.Planning and increased payroll and related expenses associated with the expansion of our software development staff as we continued to enhance the functionality of our software products.

    General and Administrative Expenses.  General and administrative expenses increased 31.4% to approximately $3.9 million for the six months ended June 30, 2000 from approximately $3.0 million for the six months ended June 30, 1999. These expenses decreased as a percentage of total revenues to 24.6% for the six months ended June 30, 2000 from 27.7% for the six months ended June 30, 1999. This dollar increase was due principally to approximately $312,000 of severance costs associated with the downsizing of our Denmark organization, to increased facilities costs, particularly in the United States as we increased the size of our Minneapolis headquarters location to accommodate personnel growth, and to a general increase in administrative support personnel due to our growth.

    Amortization of Intangible Assets.  Amortization of intangible assets increased 225.0% to approximately $286,000 for the six months ended June 30, 2000 from approximately $88,000 for the six months ended June 30, 1999. The increase was due to amortization of the intangible asset established as the result of our issuance of Series D preferred stock to Andersen Consulting, which we began amortizing in June 2000, and goodwill recorded in connection with the acquisition of our Australian distributor, which we began amortizing in March 2000. During the six months ended June 30, 1999 we recorded amortization expense associated with some of our intellectual property that we had recorded as an intangible asset.

    Stock-based Compensation.  Stock-based compensation increased to approximately $773,000 for the six months ended June 30, 2000 from approximately $3,000 for the six months ended June 30, 1999. The increase relates primarily to stock option grants to employees and independent contractors, amortization of the deferred stock-based compensation expense recorded in connection with the issuance of a warrant to Andersen Consulting in June 2000 and other warrant grants.

Six Months Ended December 31, 1999 and 1998

    Total Revenues.  Total revenues increased 32.3% to approximately $12.2 million for the six months ended December 31, 1999 from approximately $9.2 million for the six months ended December 31, 1998. Total U.S. revenues increased 52.8% to approximately $5.7 million for the six months ended December 31, 1999 from approximately $3.7 million for the six months ended December 31, 1998.

    License Revenues.  License revenues increased 13.6% to approximately $5.6 million for the six months ended December 31, 1999 from approximately $4.9 million for the six months ended December 31, 1998. Approximately 91.7% of the increase was due to increased license revenues in the United States, which increased 32.7% to approximately $2.5 million for the six months ended December 31, 1999 from approximately $1.9 million for the six months ended December 31, 1998. License revenues increased both as the result of our entering into a larger number of license agreements and an increase in the average value of those agreements. This increase in average value, in turn, resulted largely from price increases instituted in July 1999. The increase in license revenues was significantly less than that for prior reporting periods discussed below. We believe that this was the result of a slowdown in purchases of our software in late calendar 1999 due to our November 1999 announcement of the planned December 1999 release of Adaytum e.Planning and to Year 2000 concerns.

    Service and Maintenance Revenues.  Service and maintenance revenues increased 53.8% to approximately $6.6 million for the six months ended December 31, 1999 from approximately $4.3 million for the six months ended December 31, 1998. This increase resulted from higher implementation revenues generated by the increased number of software licenses and an increase in the number of customers with maintenance agreements, partially offset by a decline in service revenues in the quarter ended December 31, 1999 due to corporate-wide training programs for the launch of Adaytum e.Planning.

    Cost of License Revenues.  Cost of license revenues decreased to approximately $18,000 for the six months ended December 31, 1999 from approximately $86,000 for the six months ended December 31, 1998. This cost decreased as a percentage of license revenues to 0.3% for the six months ended December 31, 1999 from 1.7% for the six months ended December 31, 1998. The decrease was due in part to the fact that we completed amortization of the intangible asset that we created in connection with our January 1999 prepayment of royalty obligations during the six months ended December 31, 1999 and accordingly had lower amortization expense during that period.

    Cost of Service and Maintenance Revenues.  Cost of service and maintenance revenues increased 63.5% to approximately $4.1 million for the six months ended December 31, 1999 from approximately $2.5 million for the six months ended December 31, 1998. As a percentage of service and maintenance revenues, this cost increased to 62.3% for the six months ended December 31, 1999 from 58.6% for the six months ended December 31, 1998. The dollar increase was primarily due to the impact of hiring new consultants. The percentage increase was largely the result of the time necessary to train new consulting employees before their services can be billed to customers and the addition of non-revenue generating administrative employees who manage, train and schedule our consultants.

    Sales and Marketing Expenses.  Sales and marketing expenses increased 101.4% to approximately $6.9 million for the six months ended December 31, 1999 from approximately $3.5 million for the six months ended December 31, 1998. These expenses also increased as a percentage of total revenues to 57.1% for the six months ended December 31, 1999 from 37.5% for the six months ended December 31, 1998. The increases were due primarily to additions to our sales and marketing organization, which grew to 90 employees at December 31, 1999 from 50 employees at December 31, 1998, as well as the higher level of marketing expenditures incurred in connection with the launch of Adaytum e.Planning. The increase as a percentage of revenues was also partially the result of the time necessary for training and customer relationship building before sales and marketing personnel begin generating revenue.

    Research and Development Expenses.  Research and development expenses increased 55.8% to approximately $2.7 million for the six months ended December 31, 1999 from approximately $1.7 million for the six months ended December 31, 1998. These expenses increased as a percentage of total revenues to 22.0% for the six months ended December 31, 1999 from 18.7% for the six months ended December 31, 1998. These increases were due principally to the costs associated with the release of Adaytum e.Planning and increased payroll and related expenses associated with the expansion of our software development staff as we continued to enhance the functionality of our software products.

    General and Administrative Expenses.  General and administrative expenses increased 107.7% to approximately $4.0 million for the six months ended December 31, 1999 from approximately $1.9 million for the six months ended December 31, 1998. These expenses increased as a percentage of total revenues to 32.7% for the six months ended December 31, 1999 from 20.9% for the six months ended December 31, 1998. The increase in these expenses was due principally to additions to our personnel responsible for training other employees and for recruiting new employees. In December 1999, we also recorded an approximately $188,000 reserve for lease-related expenses related to the downsizing of our Denmark operation.

    Amortization of Intangible Assets.  Amortization of intangible assets decreased 71.6% to approximately $25,000 for the six months ended December 31, 1999 from approximately $88,000 for the six months ended December 31, 1998. The decrease occurred as some of our intellectual property that we had recorded as an intangible asset became fully amortized during the six months ended December 31, 1999.

    Stock-based Compensation.  Stock-based compensation was approximately $35,000 for the six months ended December 31, 1999; we had no stock-based compensation for the six months ended December 31, 1998. The stock-based compensation relates to the deferred stock-based compensation recorded in connection with stock option and warrant grants. No options or warrants which would have resulted in stock-based compensation charges were granted prior to December 31, 1998.

Fiscal Years Ended June 30, 1999 and 1998

    Total Revenues.  Total revenues increased 86.1% to approximately $20.0 million for the fiscal year ended June 30, 1999 from approximately $10.8 million for the fiscal year ended June 30, 1998. Total U.S. revenues increased 140.2 to approximately $8.0 million for the fiscal year ended June 30, 1999 from approximately $3.3 million for the fiscal year ended June 30, 1998.

    License Revenues.  License revenues increased 79.1% to approximately $10.2 million for the fiscal year ended June 30, 1999 from approximately $5.7 million for the fiscal year ended June 30, 1998. The increase in license revenues was primarily due to expansion of our market presence in the United States and the United Kingdom and to increased sales by international distributors. Approximately 34.9% of the increase was due to increased license revenues in the United States, which increased 80.3% to approximately $3.5 million for the fiscal year ended June 30, 1999 from approximately $2.0 million for the fiscal year ended June 30, 1998.

    Service and Maintenance Revenues.  Service and maintenance revenues increased 93.8% to approximately $9.9 million for the fiscal year ended June 30, 1999 from approximately $5.1 million for the fiscal year ended June 30, 1998. This resulted from higher implementation revenues generated by the increased number of software licenses and an increase in the number of customers with maintenance agreements.

    Cost of License Revenues.  Cost of license revenues for the fiscal year ended June 30, 1999 increased to approximately $127,000 from approximately $110,000 for the fiscal year ended June 30, 1998 due primarily to an increased number of software licenses.

    Cost of Service and Maintenance Revenues.  Cost of service and maintenance revenues increased 133.0% to approximately $5.5 million for the fiscal year ended June 30, 1999 from approximately $2.3 million for the fiscal year ended June 30, 1998. As a percentage of service and maintenance revenues, this cost increased to 55.4% for the fiscal year ended June 30, 1999 from 46.0% for the fiscal year ended June 30, 1998. The dollar increase was primarily due to the hiring of new consultants. The percentage increase was largely the result of the time necessary to train new consulting employees before their services can be billed to customers and the addition of non-revenue generating administrative employees who manage, train and schedule our consultants.

    Sales and Marketing Expenses.  Sales and marketing expenses increased 77.9% to approximately $8.0 million for the fiscal year ended June 30, 1999 from approximately $4.5 million for the fiscal year ended June 30, 1998. As a percentage of total revenues, these expenses decreased to 39.8% for the fiscal year ended June 30, 1999 from 41.6% for the fiscal year ended June 30, 1998. The dollar increase was due primarily to an increase in the size of our sales and marketing organization, which grew to 63 employees at June 30, 1999 from 35 employees at June 30, 1998.

    Research and Development Expenses.  Research and development expenses increased 206.9% to approximately $4.2 million for the fiscal year ended June 30, 1999 from approximately $1.4 million for the fiscal year ended June 30, 1998. These expenses increased as a percentage of total revenues to 21.0% for the fiscal year ended June 30, 1999 from 12.7% for the fiscal year ended June 30, 1998. These increases were due principally to increased payroll and related expenses associated with the expansion of our software development staff as we continued to enhance the functionality of our software products and began the development of Adaytum e.Planning.

    General and Administrative Expenses.  General and administrative expenses increased 61.1% to approximately $4.9 million for the fiscal year ended June 30, 1999 from approximately $3.1 million for the fiscal year ended June 30, 1998. These expenses decreased as a percentage of total revenues to 24.5% for the fiscal year ended June 30, 1999 from 28.4% for the fiscal year ended June 30, 1998. The dollar increase in these expenses was due principally to an increase in payroll and in fees paid to external recruiters, both of which were the result of our efforts to build our sales and marketing and consulting organizations.

    Amortization of Intangible Assets.  Amortization of intangible assets decreased 9.2% to approximately $177,000 for the fiscal year ended June 30, 1999 from approximately $195,000 for the fiscal year ended June 30, 1998. The decrease was due primarily to some of our intellectual property that we had recorded as an intangible asset becoming fully amortized during the fiscal year ended June 30, 1999.

Fiscal Years Ended June 30, 1998 and 1997

    Total Revenues.  Total revenues increased 101.8% to approximately $10.8 million for the fiscal year ended June 30, 1998 from approximately $5.3 million for the fiscal year ended June 30, 1997. Total U.S. revenues increased 390.3% to approximately $3.3 million for the fiscal year ended June 30, 1998 from approximately $677,000 for the fiscal year ended June 30, 1997.

    License Revenues.  License revenues increased 91.1% to approximately $5.7 million for the fiscal year ended June 30, 1998 from approximately $3.0 million for the fiscal year ended June 30, 1997. This increase was primarily due to the expansion of our market presence in the United States and the United Kingdom. License fees generated from sales in the United States grew to approximately $2.0 million in fiscal 1998 from approximately $551,000 in fiscal 1997 and license fees generated in the United Kingdom grew to approximately $3.5 million in fiscal 1998 from approximately $2.2 million in fiscal 1997.

    Service and Maintenance Revenues.  Service and maintenance revenues increased 115.1% to approximately $5.1 million for the fiscal year ended June 30, 1998 from approximately $2.4 million for the fiscal year ended June 30, 1997. This resulted from higher implementation revenues generated by the increased number of software licenses and an increase in the number of customers with maintenance agreements.

    Cost of License Revenues.  Cost of license revenues increased to approximately $110,000 for the fiscal year ended June 30, 1998 from approximately $62,000 for the fiscal year ended June 30, 1997 due primarily to an increased number of software licenses.

    Cost of Service and Maintenance Revenues.  Cost of service and maintenance revenues increased 141.2% to approximately $2.3 million for the fiscal year ended June 30, 1998 from approximately $974,000 for the fiscal year ended June 30, 1997. As a percentage of service and maintenance revenues, this cost increased to 46.0% for the fiscal year ended June 30, 1998 from 41.1% for the fiscal year ended June 30, 1997. These increases were primarily due to the hiring and training of new consultants and the increased utilization of third-party consultants in the United States.

    Sales and Marketing Expenses.  Sales and marketing expenses increased 120.0% to approximately $4.5 million for the fiscal year ended June 30, 1998 from approximately $2.0 million for the fiscal year ended June 30, 1997. These expenses increased as a percentage of total revenues to 41.6% for the fiscal year ended June 30, 1998 from 38.2% for the fiscal year ended June 30, 1997. These increases were due primarily to an increase in the size of our sales and marketing organization, which grew to 35 employees at June 30, 1998 from 19 employees at June 30, 1997 as we expanded our presence in the United States.

    Research and Development Expenses.  Research and development expenses increased 54.2% to approximately $1.4 million for the fiscal year ended June 30, 1998 from approximately $889,000 for the fiscal year ended June 30, 1997. These expenses decreased as a percentage of total revenues to 12.7% for the fiscal year ended June 30, 1998 from 16.7% for the fiscal year ended June 30, 1997. The dollar increase was due principally to increased payroll and related expenses associated with the expansion of our software development staff as we continued to enhance the functionality of our software products.

    General and Administrative Expenses.  General and administrative expenses increased 60.0% to approximately $3.1 million for the fiscal year ended June 30, 1998 from approximately $1.9 million for the fiscal year ended June 30, 1997. As a percentage of total revenues, these expenses decreased from 35.8% for the fiscal year ended June 30, 1997 to 28.4% for the fiscal year ended June 30, 1998. The dollar increase was due principally to the costs associated with moving our headquarters to the United States and hiring a U.S.-based senior management team.

    Amortization of Intangible Assets.  Amortization of intangible assets remained relatively constant at approximately $195,000 for the fiscal year ended June 30, 1998 and approximately $191,000 for fiscal year ended June 30, 1997.

Quarterly Results

    The following tables set forth our historical unaudited quarterly information for our most recent eight quarters, both in dollar amounts and as a percentage of total revenues for each quarter. This quarterly information has been prepared on a basis consistent with our audited financial statements and, we believe, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information shown.

	Three Months Ended
	Sept. 30, 1998	Dec. 31, 1998	March 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	March 31, 2000	June 30, 2000
	(in thousands)
Revenues:
License	$2,291	$2,628	$1,943	$3,296	$2,960	$2,630	$3,533	$4,224
Service and maintenance	2,176	2,097	2,608	3,004	3,500	3,072	3,748	4,527

Total revenues	4,467	4,725	4,551	6,300	6,460	5,702	7,281	8,751

Cost of revenues:
License	32	54	34	7	5	13	17	15
Service and maintenance	1,190	1,314	1,416	1,553	1,848	2,251	2,279	2,979

Total cost of revenues	1,222	1,368	1,450	1,560	1,853	2,264	2,296	2,994

Gross profit	3,245	3,357	3,101	4,740	4,607	3,438	4,985	5,757

Operating expenses:
Sales and marketing	1,624	1,826	1,945	2,577	3,069	3,878	4,369	6,058
Research and development	691	1,028	1,037	1,451	1,319	1,360	1,664	1,984
General and administrative	781	1,136	1,167	1,835	1,939	2,043	2,037	1,908
Amortization of intangible assets	45	44	44	44	13	12	—	286
Stock-based compensation	—	—	—	3	7	28	377	396

Total operating expenses	3,141	4,034	4,193	5,910	6,347	7,321	8,447	10,632

Income (loss) from operations	104	(677)	(1,092)	(1,170)	(1,740)	(3,833)	(3,462)	(4,875)
Other income (expense)	(10)	(15)	16	15	(25)	21	(23)	(151)
Provision for income taxes	—	—	(5)	(1)	—	—	—	—

Net income (loss)	$94	$(692)	$(1,081)	$(1,156)	$(1,765)	$(3,862)	$(3,485)	$(5,026)

	Three Months Ended
	Sept. 30, 1998	Dec. 31, 1998	March 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	March 31, 2000	June 30, 2000
	(as a percentage of total revenues)
Revenues:
License	51.3%	55.6%	42.7%	52.3%	45.8%	46.1%	48.5%	48.3%
Service and maintenance	48.7	44.4	57.3	47.7	54.2	53.9	51.5	51.7

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
License	0.7	1.1	0.7	0.1	0.1	0.2	0.2	0.2
Service and maintenance	26.6	27.8	31.1	24.7	28.6	39.5	31.3	34.0

Total cost of revenues	27.3	28.9	31.8	24.8	28.7	39.7	31.5	34.2

Gross profit	72.7	71.1	68.2	75.2	71.3	60.3	68.5	65.8

Operating expenses:
Sales and marketing	36.4	38.6	42.7	40.9	47.5	68.0	60.0	69.2
Research and development	15.5	21.8	22.8	23.0	20.4	23.9	22.9	22.7
General and administrative	17.5	24.0	25.6	29.1	30.0	35.8	28.0	21.8
Amortization of intangible assets	1.0	0.9	1.0	0.7	0.2	0.2	—	3.3
Stock-based compensation	—	—	—	0.0	0.1	0.5	5.2	4.5

Total operating expenses	70.4	85.3	92.1	93.7	98.2	128.4	116.1	121.5

Income (loss) from operations	2.3	(14.2)	(23.9)	(18.5)	(26.9)	(68.1)	(47.6)	(55.7)
Other income (expense)	(0.2)	(0.3)	0.4	0.2	(0.4)	0.4	(0.3)	(1.7)
Provision for income taxes	—	—	(0.1)	(0.0)	—	—	—	—

Net income (loss)	2.1%	(14.5)%	(23.6)%	(18.3)%	(27.3)%	(67.7)%	(47.9)%	(57.4)%

    Our total revenues have increased sequentially in every quarter shown above with the exception of the quarters ended March 31, 1999 and December 31, 1999. The decrease in total revenues in the quarter ended March 31, 1999 was due to a significant decline in license revenues. We believe that this decline resulted from the fact that financial managers at our customers, many of which have a December 31 fiscal year end, often do not consider purchasing the type of software we offer in the quarter immediately following the fiscal year end. The decrease in total revenues in the quarter ended December 31, 1999 was partially due to a decline in software license revenues that we believe was the result of a slowdown in purchases of our software in late calendar 1999 due to our November 1999 announcement of the planned December 1999 release of Adaytum e.Planning and to Year 2000 concerns. The decrease in total revenues in the quarter ended December 31, 1999 also resulted from a decline in service revenues due to corporate-wide training programs during the quarter related to the launch of Adaytum e.Planning. We believe that the slowdown in purchases of our software in late calendar 1999 positively impacted total revenue for the quarter ended March 31, 2000.

    Historically, our cost of license revenues has been insignificant and has generally fluctuated with variations in software license revenues. Our cost of service and maintenance revenues has generally increased each quarter as we have added personnel to meet the service demands of a growing customer base. Our operating expenses have generally increased in dollar amounts each quarter because of the costs of increased sales and marketing, research and development, and general and administrative personnel. In addition, quarterly variations in sales and marketing expenses are related to the timing, number and significance of specific marketing activities such as trade shows, product launches and other promotional activities. In addition to costs related to increased headcount, general and administrative expenses have increased due to increases in recruiting, accounting, legal and other professional fees. Operating expenses will continue to increase as we grow our infrastructure to support our expanding operations.

    We expect our revenues to vary significantly from quarter to quarter as the result of the size, timing and contractual terms of the orders we receive. Factors that may affect our revenues include the purchasing patterns of our customers, our competitors' actions, such as changes to pricing and announcements or introductions of new products, and our ability to complete our service obligations in a timely fashion, which will depend in part on our ability to hire, train and retain sufficient consulting and training staff. Many of these factors are difficult or impossible for us to forecast. In addition, we expect to continue to spend significant amounts to grow our business, particularly our sales and marketing and consulting and training operations. Because these expenses are relatively fixed in the short term, we may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenues. As a result, we expect our quarterly operating results in future periods to fluctuate. We therefore believe that period-to-period comparisons of our revenue and operating results may not be a good indication of future performance, and you should not rely on them to predict our future performance. If we do experience revenue fluctuations, market analysts and investors may not be able to predict our quarterly or annual operating results with accuracy. If our operating results in future periods fall below the expectations of market analysts and investors, the trading price of our common stock will likely fall.

Liquidity and Capital Resources

    Since November 1996 our primary source of funding has been private sales of equity securities, which totaled approximately $22.0 million in net cash proceeds as of July 31, 2000. We have also funded our operations through secured equipment financing term loans and equipment leases.

    In June 2000 we entered into a $3.0 million revolving credit facility with Silicon Valley Bank. Amounts outstanding under this facility bear interest at an annual rate equal to the prime rate plus 2.0% (approximately 11.5% as of June 30, 2000) with a minimum monthly interest payment of $7,500. This facility matures in June 2001. Under the terms of this facility, we are also required, among other things, to maintain a positive tangible net worth and to supply specified financial and corporate information to Silicon Valley Bank on an on-going basis. In connection with this facility, we agreed to register computer software underlying our products with the United States Copyright Office. We also entered into an agreement under which we granted Silicon Valley Bank a security interest and mortgage, but not an ownership interest, in some of our intellectual property and related rights. As of June 30, 2000 we had approximately $1.7 million outstanding under this arrangement.

    We also have a revolving credit facility with Lloyds Bank of London that provides £250,000 ($376,000 based on the exchange rate at July 31, 2000) of working capital to Adaytum KPS. Amounts outstanding up to the base amount of £250,000 under this facility bear interest at an annual rate equal to the Lloyds' base rate plus 3.0% (approximately 9.0% as of June 30, 2000) and amounts outstanding in excess of the base amount bear interest at an annual rate equal to Lloyds' overdraft rate (approximately 24.0% as of June 30, 2000). Amounts outstanding under this facility are payable on demand. Under the terms of this facility, we are also required to supply specified financial and corporate information to Lloyds on an on-going basis. This facility is collateralized by Adaytum KPS' intellectual property rights and monetary claims arising from creditor rights for the benefit of, and all monetary debts and claims payable to, Adaytum KPS Software, including monetary benefits derived from those intellectual property rights. At June 30, 2000 we had no borrowings under this facility.

    In the United States, we currently have a lease financing facility for up to $1.5 million of computer equipment and related peripherals. As of June 30, 2000, we had utilized $310,000 of this line. Each lease is payable over a 30-month period and bears an effective interest rate of 5% over prime (approximately 14.5% as of June 30, 2000).

    In March 2000 we borrowed $290,000 to purchase computer equipment. This loan, which is secured by this computer equipment, bears interest at 31.25%, with monthly principal and interest payments through maturity at April 2001. Also in March 2000 we entered into a sale/leaseback transaction with the same lender for $375,000, which is secured by the subject office furniture. The sale/leaseback transaction bears effective interest at 18.9%, with monthly principal and interest payments through maturity at September 2001.

    Net cash used in operating activities was approximately $7.3 million for the six months ended June 30, 2000, $2.9 million for the six months ended December 31, 1999 and $1.5 million, $25,000 and $653,000 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively. Net cash used in operating activities for each period reflects net losses and increasing accounts receivable offset in part by increases in accounts payable, accrued expenses and deferred revenues.

    Net cash provided by investing activities was approximately $2.2 million for the six months ended June 30, 2000. Net cash used in investing activities was approximately $3.0 million for the six months ended December 31, 1999 and $2.2 million, $304,000 and $391,000 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively. This consists primarily of purchase and sale of marketable securities and purchases of property and equipment.

    Net cash provided by financing activities was approximately $11.8 million for the six months ended June 30, 2000, $6.1 million for the six months ended December 31, 1999 and $4.2 million, $286,000 and $913,000 for the fiscal years ended June 30, 1999, 1998 and 1997, respectively. Net cash provided by financing activities consists primarily of net proceeds from the issuance of equity securities and borrowing activities.

    We expect to significantly increase our expenses in the near term, particularly sales and marketing expenses, as we grow our business. As a result, we anticipate that our expenses will continue to constitute a material use of our cash resources. In addition, we may use cash to acquire or invest in other businesses, products and technologies.

    We currently anticipate that our available cash resources, together with the proceeds of this offering and cash generated from operations, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional funds, however, to fund more rapid expansion, respond to competitive pressures, acquire other businesses or technologies or meet unanticipated working capital requirements. It is possible that future funding may not be available to us on favorable terms, or at all. If we issue equity securities, you may experience additional dilution, which could be substantial. In addition, we may issue equity securities that have rights, preferences and privileges senior to those of our common stock. If we borrow money, we may incur significant interest expense and become subject to covenants that could limit our ability to operate and fund our business. If we need funds and cannot raise them on acceptable terms, we may be unable to realize our current plans or take advantage of unanticipated opportunities and could be required to slow our growth or reduce or shut down our operations.

Recent Accounting Pronouncements

    In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS No. 133, all derivatives must be recognized as assets and liabilities and measured at fair value. In July 1999 the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000 the FASB issued SFAS No. 138 "Accounting for Certain Derivative Investments and Certain Hedging Activities—an Amendment of FASB Statement No. 133," which amends SFAS No. 133. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not expect the adoption of SFAS No. 133 and SFAS No. 138 to have a material impact on our financial position.

    In April 2000 the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation and Interpretation of Accounting Principles Board Opinion No. 25," which is effective July 1, 2000, except for certain conclusions which cover specific events after either December 15, 1998 or January 12, 2000. FASB Interpretation No. 44 clarifies the application of APB No. 25 related to modifications of stock options, changes in grantee status, and options issued on a business combination, among other things. We do not expect the adoption of FIN No. 44 to have a significant impact on our consolidated financial position or results of operations.

Qualitative and Quantitative Disclosures About Market Risk

    We develop products in the United States, Canada, Denmark and the United Kingdom and market our products globally. Since we continue to derive a significant portion of our revenue from sources outside of the United States, our financial results could be affected by factors including changes in currency exchange rates or weak economic conditions in foreign markets. Substantially all of our contracts are denominated in U.S. dollars, for contracts entered into in North America, or British pounds sterling, for contracts entered into outside of North America. A strengthening of either of these currencies could make our products less competitive in foreign markets. We do not currently participate in any currency hedging activities in an effort to mitigate this risk. We intend to assess the need to use financial instruments to hedge our exchange rate exposure on an ongoing basis. Our interest income and expense are sensitive to changes in the general level of U.S. interest rates, particularly since our investments are in short-term instruments and our long-term debt and available line of credit require interest payments calculated at variable rates. Based on the current nature and levels of our investments and debt, however, we believe that we currently have no material market risk exposure.

    Our general investing policy is to limit market and credit risk and the risk of principal loss. We currently use a registered investment manager to place our investments in money market accounts and short-term investments. All liquid investments with original maturities of three months or less are considered to be cash equivalents.

BUSINESS

    We provide Internet-based enterprise business planning software that allows organizations to plan, track, analyze and forecast key business activities in a proactive and collaborative manner. Our Adaytum e.Planning software gives managers greater awareness on a timely basis of actual and forecasted activity levels and business conditions across the enterprise. Managers use this information for strategic analysis and dynamic modeling, which allows them to more accurately forecast future business performance. As a result, they can optimize their deployment of resources to respond quickly to changing business conditions and capitalize on new opportunities. Our software facilitates the collection of information from a broad range of participants inside and outside the organization, including employees, customers and suppliers. Adaytum e.Planning is designed to permit rapid deployment with minimal training and to be scalable for use by up to multiple thousands of users over the Internet or an organization's intranet. We market and sell across a wide range of industries on a worldwide basis through our direct sales force and third parties.

Industry Background

    Businesses employ planning processes to:

  •
  establish corporate goals and allocate resources;

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  enhance the predictability of business results, including sales, expenditures, cash flow and profits;

  •
  monitor performance compared to established plans, thereby enabling managers to reassess plans in light of actual performance and business conditions and to redeploy resources accordingly; and

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  evaluate strategic and tactical initiatives, including new products and services, acquisitions and divestitures.

  Traditional Business Planning Process

    Traditional business planning generally involves the creation and implementation of an annual budget by the organization's financial department. Typically, an organization collects information once a year from managers regarding their expectations of revenues and costs for the coming year. Senior management then combines this information with overall financial targets to generate a company-wide plan and operating budget. Management then compares this plan or budget to actual results, typically on a monthly basis.

    Although this type of business planning process is still widely used, it has a number of limitations. The accuracy of plans is impaired because they are based on management-level financial estimates rather than on detailed input collected from individuals with actual operating information. Since organizations do not typically have an effective way to collect information, the traditional planning process is labor-intensive, difficult to organize and frustrating for those employees contributing to the process. Consequently, these plans are updated infrequently and become obsolete quickly. Furthermore, organizations' traditional reliance on spreadsheet software significantly reduces the flexibility of the business planning process because spreadsheets are designed for a single user rather than for collaboration among a large number of participants.

    The limitations of the traditional planning process are being exacerbated by increasingly dynamic economic and business conditions. First, businesses are becoming more global in nature and face growing challenges to gathering consistent information to plan across their operations. Second, the increasing speed at which merger and acquisition activity is conducted has heightened the need for organizations to quickly and effectively understand the impact of potential transactions and integrate the resulting organizational changes. Third, the growth of the Internet and electronic commerce has reduced barriers to entry and placed extreme pressure on cost and pricing structures, which, in turn, increases the need for business innovation, rapid decision making and dynamic planning. As a result, the traditional annual planning process is becoming increasingly ineffective.

  Historical Areas of Business Process Automation

    Businesses have traditionally made significant investments in enterprise resource planning, or ERP, and other enterprise software applications to automate operational processes such as manufacturing, human resources, finance, sales, marketing and customer service. These applications are designed primarily to collect data, enforce transactional integrity and provide an enterprise-wide set of common business policies and procedures. These systems have generally focused on specific functional processes and offer limited integration of information across functional areas or from sources outside of the enterprise. While these systems have enabled organizations to collect and validate a substantial amount of valuable data, and some may even include a budgeting module with limited capabilities, they have not provided effective solutions for the inefficiencies of the traditional planning process.

  Growth of the Internet as a Medium for Business Change

    The Internet has emerged as a worldwide communications medium and has become a catalyst for change for companies of all sizes and in all industries. The efficient, pervasive and interactive nature of the Internet has made it a valuable platform for content exchange and commercial transactions. In the intensely competitive global business environment, companies are increasingly turning to the Internet to streamline their business processes and to enhance productivity and profitability. Businesses are using the Internet to collect and disseminate information both internal and external to the enterprise, requiring flexibility in business systems to leverage this information. As a result, businesses are rapidly adopting software applications to leverage the capabilities of the Internet.

  Opportunity for New Generation of Internet-Based Collaborative Planning Applications

    At a time when business cycles are increasingly measured in weeks or months rather than quarters or years, annual plans are no longer an effective management tool. Companies are recognizing that effective planning requires a process that incorporates continuously updated information from a large number of participants, including employees and external partners such as customers, suppliers and resellers. This collaborative approach produces a more accurate understanding of the factors influencing the organization's performance and allows managers to direct operations more effectively. Furthermore, organizations require a flexible planning process to respond to rapidly changing business conditions. As a result, a significant market opportunity exists for e-planning software applications, which are applications that leverage the Internet or an organization's intranet to provide collaborative and dynamic business planning across the entire enterprise. Effective e-planning must:

  •
  leverage the Internet or an organization's intranet as a communications platform to integrate information and views of business plans from senior management, a large number of individual employees and external business partners;

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  employ software that is easy to use with minimal training and can be deployed widely;

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  collect both financial and non-financial data to reflect business events and activities more accurately;

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  provide a continuously updated view of current and future business activities to enable management to identify and address disparities between current conditions and plans;

  •
  provide sophisticated analytical capabilities that enable business managers to quickly evaluate and compare multiple opportunities and scenarios; and

  •
  leverage the data that resides in existing ERP and other software systems.

The Adaytum Solution

    We provide Internet-based enterprise business planning software that allows organizations to plan, track, analyze and forecast key business activities in a proactive and collaborative manner. Our Adaytum e.Planning software gives managers greater awareness on a timely basis of actual and forecasted activity levels and business conditions across the enterprise. Managers use this information for strategic analysis and dynamic modeling, which allows them to more accurately forecast future business performance. As a result, they can optimize their deployment of resources to respond quickly to changing business conditions and capitalize on new opportunities. Our software facilitates the collection of information from a broad range of participants inside and outside the organization, including employees, customers and suppliers. Adaytum e.Planning is designed to permit rapid deployment with minimal training and to be scalable for use by up to multiple thousands of users over the Internet or an organization's intranet.

    Our products and services incorporate the following key features:

    Continuously Integrated Business Planning.  Adaytum e.Planning enables a continuously integrated planning process that combines planning, forecasting and performance measurement into one system. Our software integrates information used by managers in their planning processes with information gathered from participating employees distributed throughout the enterprise, as well as information from external business partners. Using this continuously updated information, our products enable business managers to quickly identify deviations between actual results and the assumptions underlying plans and to respond accordingly.

    Broad Applicability Across Multiple Functions and Industries.  Adaytum e.Planning facilitates the collection and tracking of inputs from multiple functional areas within a business, such as sales, marketing, service, human resources and manufacturing. It does so using a set of operating metrics and business rules that are defined by the customer and then deployed consistently across the organization. Because our software is flexible enough to be configured to address functions that vary by industry, it can provide a powerful planning application for businesses in almost any industry.

    Role-Based Functionality.  Adaytum e.Planning consists of four modules that we have designed to serve the needs of the different participants in the planning process. Our e.Planning Analyst module enables the creation of robust business plans using our powerful calculation and linking engines. These engines provide powerful analytic capabilities that allow senior-level users to quickly perform "what-if" analysis of multiple business scenarios with complex combinations involving many changing variables and fixed constraints. Our e.Planning Contributor module, which is designed to be deployable to thousands of employees as well as to external users, allows persons with relevant information to contribute to the planning and forecasting process using a simple, structured web browser interface that is designed to be easy to use. It also includes workflow management functionality to monitor the inputs of these users and notify managers of activity status. Our e.Planning Reporter module, which is scheduled for commercial shipment in September 2000, will provide managers with rapidly updated views of plans and activities to allow them to redeploy resources in response to changing economic and business conditions. Our e.Planning Administrator module allows those responsible for controlling and managing the planning process to control user access and privileges and maintain the structure and workflow of e.Planning Contributor templates.

    Web Browser Interface Designed to Promote Wide-Scale Deployment and Ease of Use.  Adaytum e.Planning uses a web browser interface for the collection and reporting of information among users inside and outside the enterprise. This easy-to-use interface allows participation by a large number of users with minimal training, thereby increasing the volume and value of the information integrated into the planning process. Additionally, our e.Planning Contributor module does not require that the application software be separately installed on each user's computer, thereby reducing the costs of and time required for deploying and maintaining our software.

    Rapid Implementation and Increased Return on Technology Investments.  Many companies have invested significant amounts in ERP and other enterprise applications. Adaytum e.Planning enables companies to increase the returns on these investments by allowing them to use information collected by or stored in those systems in the planning process. In addition, we believe our software entails lower deployment costs than competing products, in part because the flexibility and ease of use of our software minimizes the need for customization and extensive training. While the exact timing of implementation will vary based on a customer's requirements, we can generally complete implementation and training services in less than three months, which allows our customers to begin realizing benefits quickly.

The Adaytum Strategy

    Our objective is to become the leading worldwide provider of e-planning software applications. Key elements of our strategy include:

    Promote Our Brand and Extend Our Leadership Position in the e-Planning Market.  One of our foremost goals is to enhance market awareness of how Adaytum e.Planning addresses the inefficiencies of the traditional business planning process. We intend to promote the Adaytum brand and extend our leadership position in the e-planning market. We plan to do this through targeted marketing and promotional campaigns, continued interaction with influential industry analysts and leveraging the success of our existing customer base.

    Strengthen Market Presence by Expanding Global Partnerships and Alliances.  We intend to use global partnerships and alliances to strengthen our worldwide marketing and implementation capabilities and penetrate new market opportunities. For example, we have recently established a strategic partnership with Andersen Consulting to work jointly to promote Adaytum e.Planning on a global basis with an initial focus on the education and government market. We intend to continue to pursue relationships with additional strategic, consulting and distribution partners. In addition, we will continue to recruit distributors, original equipment manufacturers, or OEMs, and value added resellers, or VARs.

    Expand Our Direct Sales and Implementation Capabilities.  Because we rely primarily on a direct sales model, our ability to attract, effectively integrate and retain sales personnel is critical to the future success of our business. We intend to continue to grow both our U.S. and international direct sales and implementation capabilities by hiring experienced sales and consulting and training professionals. We also plan to refine and grow our "sales boot camp" program, which we recently developed to enhance the training and development of our direct sales force.

    Expand the Reach of Adaytum e.Planning.  Adaytum e.Planning is applicable to a wide range of industries including telecommunications, manufacturing, health care, retail and financial services. In addition to efforts to further penetrate the industries that are already represented within our customer base, we have also recently initiated the customization of Adaytum e.Planning to serve organizations with special accounting and planning requirements, such as educational and governmental institutions. Furthermore, we intend to market the functionality of Adaytum e.Planning to those involved in the non-financial planning functions of an enterprise, such as the areas of human resources, sales and marketing, and operations management.

    Extend Our Technology Leadership.  Adaytum e.Planning uses advanced technology, which includes powerful calculation and linking engines, component-based architecture and Internet-based technologies. We believe maintaining our technology leadership will be important to our future success. For example, we intend to adapt our products for use in additional foreign markets through localization and translation. To maintain our technology leadership, we will continue to expand our development resources and leverage or acquire third-party technology.

Products

    Adaytum e.Planning consists of four modules: e.Planning Analyst, e.Planning Contributor, e.Planning Reporter and e.Planning Administrator. We developed each of these modules to serve the needs of a particular group of users in the business planning process.

Module	Description	Targeted User
e.Planning Analyst	Allows dynamic modeling in support of business planning processes	Persons responsible for planning, such as financial controllers, corporate and strategic planners and business analysts and managers
e.Planning Contributor	Web-based application that collects and manages the workflow of planning data from multiple users
Persons with information relevant to the planning process, such as sales representatives, account executives, store managers, production line managers, human resources executives, suppliers and customers
e.Planning Reporter	Web-based application that delivers feedback to management on performance
Persons responsible for senior level performance measurement and monitoring as well as those responsible for monitoring performance relative to existing plans, such as senior management, financial managers and area managers
e.Planning Administrator	Manages user access and workload capabilities	Persons responsible for controlling and managing the planning process

    The e.Planning Analyst module enables strategic planners to model and analyze their business quickly and efficiently. Our e.Planning Analyst module:

  •
  has powerful calculation and linking engines that:

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  enhance advanced modeling and "what if" analysis;

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  permit rapid consolidation of information; and

  •
  provide data integrity by performing simultaneous updates throughout the model when any change of structure or data is made;

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  has the flexibility to allow users to customize the product to reflect their existing business structure and processes;

  •
  is designed with an open architecture for compatibility with other open architecture data sources, including existing information systems; and

  •
  allows easy visibility of data components underlying plans.

    The e.Planning Contributor module allows persons with key information to contribute to the planning and forecasting process. Our e.Planning Contributor module:

  •
  permits contributions from multiple thousands of users inside and outside the organization, thus resulting in a collaborative planning process;

  •
  has a simple browser-based user interface that requires minimal training;

  •
  is based on a browser-based architecture that reduces information technology overhead and infrastructure;

  •
  uses non-financial inputs for contributors with non-financial backgrounds;

  •
  uses templates that provide a common submission format for contributors;

  •
  has simple workflow management designed for thousands of users; and

  •
  uses a local calculation engine that provides rapid feedback on plan inputs and the resulting calculations.

    The e.Planning Reporter module, which is scheduled for commercial shipment in September 2000, enables managers to generate the performance reports that they need to understand the performance of their portion of their organization's business. Our e.Planning Reporter module:

  •
  generates web-based reports that can be rapidly distributed inside and outside the organization;

  •
  uses powerful on-line analytical processing to improve report delivery time;

  •
  allows easy visibility of data components underlying plans;

  •
  is based on a browser-based architecture that reduces information technology overhead and infrastructure;

  •
  allows customized and regularly scheduled production reporting; and

  •
  is designed with an open architecture for compatibility with other open architecture data sources, including existing information systems.

    The e.Planning Administrator module allows those responsible for managing and administering the planning process to take steps to control users' access and privileges. Our e.Planning Administrator module:

  •
  maintains the structure and workflow of e.Planning Contributor templates for effective information management;

  •
  publishes e.Planning Contributor templates and distributes them across the Internet to each user's browser;

  •
  controls security within the planning process; and

  •
  is designed as a stand-alone application to maximize security.

    Adaytum Planning.  We released Adaytum e.Planning for commercial shipment in December 1999. Prior to that date, all of our sales were of Adaytum Planning, a prior version of our Adaytum e.Planning Analyst module. Significant differences between Adaytum e.Planning and Adaytum Planning include web-deployability, workflow management and enhanced reporting capability. We have provided e.Planning Analyst as an upgrade to all our maintenance-paying Adaytum Planning customers and have discontinued shipping and supporting Adaytum Planning.

Technology

    Our applications are standards-based, designed for broad Internet deployment, and are built on the Adaytum Component Engine, or ACE, architecture, which is an open systems environment built in C, C++ and other languages that express our complex mathematical notations. Our applications run on standard web browsers and Microsoft operating systems and Microsoft servers and support leading relational database management systems, or RDBMS, including Microsoft SQL Server and Oracle. Our multi-tier architecture connects browser and Windows-based applications to application servers and the RDBMS via local area networks, wide area networks, intranets and secure Internet connections. We provide a sophisticated messaging and workflow environment that manages the interaction of users and their work across widely distributed organizations, including synchronization and status. Our applications are also inherently scalable due to the multi-tier nature of the architecture, which allows our customers to selectively distribute data storage and processing to multiple servers and either thin or fat desktop clients.

  The ACE Architecture

    Starting with a standards-based foundation, we have designed a component-based environment composed of easily configured and extremely powerful calculation, data management, business rules and workflow components. Each of these elements is integral in creating an enterprise-wide, globally deployed solution that can model an entity's business operations and organization to provide real-time planning.

    The following diagram illustrates the multi-tiered architecture of our software applications:

    This diagram has at its center a picture of a computer and server labelled "Adaytum e.Planning Server(s)." To the right of this picture is a box labelled "Adaytum e.Planning Applications," which lists Analyst, Contributor and Reporter and the related functions of workflow, calculation, business rules and data management. Above this picture are three pictures of desktop computers linked together and marked "LAN/Intranet." To the right of these is a box labelled "Analysts/Executives" with internal boxes reading "Thin Client/Browser" and "Review, Model, Report." Below the central picture are three pictures of laptop computers marked "Internet." To the right of these is a box labelled "Mobile/Internet Users" with internal boxes reading "Thin Client/Browser" and "Data Entry, Calculations, Rules." To the left of the central picture are four additional pictures of computers and servers labelled "ERP Applications," "Internet Content Provider," "CRM/SFA Applications" and "Corporate Data Warehouse." Each of these four is linked to the central picture by a two-way arrow.

    Calculation Components.  Our calculation components provide the foundation for the Adaytum e.Planning applications. These are proprietary high-speed algorithms that manipulate the large arrays of data in memory to provide real-time modeling and simulation of key business drivers. These components can be stored on a server or embedded in a browser. The calculation components enable users to rapidly see, from anywhere in the world, the impact of their changes to planning assumptions so they can make decisions quickly.

    Data Management Components.  Our data management and linking components control the integrity, relationships and views of the data upon which our programs work. These include the rollup of budgets and forecasts, the redistribution of planning changes, the integration of data from external solutions such as ERP, supply chain management and customer resource management/sales force automation systems and simultaneous updates to data throughout the model whenever underlying data is changed. These allow for automated, bi-directional data exchange and also make data and information available to data warehouses and reporting software outside Adaytum e.Planning.

    Business Rules Components.  Our business rules components control how Adaytum e.Planning is configured to meet each organization's structure and conform to the appropriate business policies and procedures. These components are also flexible enough so that the rules can be modified as business conditions warrant. Users are shown their appropriate information and prevented from working outside of relevant templates. Additionally, the business rules translate complex accounting and planning assumptions into understandable, non-financial unit parameters that users can intuitively understand, such as numbers of employees hired and units sold.

    Workflow Components.  Our workflow components facilitate information flows among large numbers of users in a timely, secure and efficient manner. They also support multiple, simultaneous views of the organization. Managers and executives can use the workflow components to monitor the status of each user's plan. Our workflow system is designed to enhance security, reliability and scalability. Further, the components are flexible to deal with a variety of hierarchies and allow managers and executives to change organizational structures quickly to react to the actual changes in their businesses.

Professional Services

    In addition to licensing our Adaytum e.Planning software, we maintain a professional services organization that provides consulting services, education and training and customer support.

    Consulting Services.  We offer a variety of consulting services related to the deployment and use of our software, including project management, in-depth application design and implementation. We deliver these services both through specialists whom we employ and through independent partners that we have trained in the use and implementation of our products. We believe these services support the timely and efficient implementation of our software and are therefore strategically valuable to our customers. We typically charge fees for our consulting services on a time and materials basis.

    Education and Training.  We offer extensive education and training programs to our customers. Recently we have been developing a classroom training curriculum that we offer in our offices in the United States and England. We also conduct training at our customers' facilities if they so request. We provide these services directly and, to a lesser extent, through our third-party distributors. We typically charge fees for education and training services separately from our software license and maintenance fees.

    Customer Support.  In addition to our product license agreements, our customers typically enter into maintenance and support contracts, thereby gaining access to an array of support services, including telephone support, web-based support and periodic updates to our products and documentation. Both our telephone support and our web-based support provide answers to frequently asked questions and technical advice; our web-based support also provides an area for downloading product updates. We typically charge maintenance and support fees equal to 20% of the list price for the associated software licenses. These contracts are optional and are renewable for an annual fee that is typically based on the prior year's fee, adjusted for inflation. In 1999 over 92% of our customers whose maintenance and support contracts came up for renewal extended those contracts.

Customers

    Between its commercial release in December 1999 and July 31, 2000, we licensed Adaytum e.Planning to 59 customers with a total of approximately 22,400 users. In addition, at July 31, 2000 we had approximately 1,200 maintenance-paying Adaytum Planning customers. Our customers come from a broad range of industries in approximately 50 countries.

    The following is a list of all our Adaytum e.Planning customers and those of our current, maintenance-paying Adaytum Planning customers who have 50 or more licensed users. Those customers who have licensed Adaytum e.Planning are marked with an asterisk.

Technology/Telecommunications
3Fusion*
AG Communications Systems
Avanade*
Axent Technologies*
C-Cor.net*
e.Groups*
Global One*
Lucent Technologies
Mitel*
Sawtek

Financial Services
ABN Amro*
BDO Seidman
Deluxe Corporation*
DST Systems*
Hartford Fire Insurance*
Honor Technologies
Legal & General Investment Mgrs.
Lehman Brothers*
Metro National*
United Bankshares*
Willis Corroon

Government
Dallas Area Rapid Transit (DART)
Maricopa County, Arizona
 Health Care/Pharmaceuticals
Abbott Laboratories
Boehringer*
Care
CareWise*
Ciba Vision Group
Hollister*
Medicover*
MiniMed
Smith & Nephew
Tufts Health Plan
W.A. Butler*
Zuellig Pharma*

Industrial
BAE Systems Aerospace*
Best Diversified Products*
BF Goodrich Performance Materials
Boise Cascade
Ceco Door Products*
Donnelly Corporation
Dow Agrosciences
Genuine Parts
Greenheck Fan*
Oxford Industries
Quest International*
Universal Forest Products

Consumer
3M*
Ace Hardware*
American Pad and Paper
Amway*
Auchan USA
Bridgestone/Firestone Tire Sales Company*
C.P. 7-Eleven*
Colorado Group*
Combe Incorporated*
Hunt Corporation*
IDV North America/UDV North America
Johnson & Johnson*
Nintendo of America
RHM Frozen*
Sassaby Jane Cosmetics*
Volk Enterprises*

Consulting/Information Management
Ceridian Employer Services*
Crossmark
Foster Wheeler*
Hotjobs.com*
NetPerceptions*
Nielson Media Research
Pemstar*

Energy/Natural Resouces
DTE Energy*
Enron Power*
North Power*
People's Energy Corporation*
Public Service Enterprise Group*
Scottish Power*
Watlow Electric Manufacturing*
Wisconsin Public Service Resources Corporation*

Publishing
Aylesford Newspaper*
The Industry Standard*

Entertainment/Leisure
Metromedia Restaurant Services*
Unique Pub*
Whitbread*

Other
Gale & Wentworth*
Green King*
One Resource Group*
Rumpke Consolidated Companies, Inc.
West Telemarketing*
CB Richard Ellis

    No customer accounted for more than 10% or our total revenues in fiscal years 1997, 1998 or 1999 or in the six months ended December 31, 1999 or June 30, 2000.

    We believe that the following case studies illustrate how a few of our customers have used our products and services to address their business planning, budgeting and forecasting needs. These studies are based solely on information supplied by these companies.

    Amway Corporation.  Amway Corporation is a manufacturer of home, health and beauty products with approximately $5 billion in annual sales, 12,000 employees and more than 3 million distributors in 53 countries. To coordinate operations for nearly 1,500 cost centers and 500 accounts, Amway had used a mainframe-based general ledger and data collected from more than 300 contributors with spreadsheets. In July 2000 Amway decided to replace this system with Adaytum e.Planning after pilot tests conducted between December 1999 and February 2000 allowed Amway's largest division, its Product to Market division, to create a full operating budget in just one week rather than the six to eight weeks required in the past. Amway believes that the use of Adaytum e.Planning may enable it to reduce its business planning cycle from 16 weeks to four.

    Ceridian.  Ceridian Corporation is a leading information services company serving the human resources, transportation and media markets. Ceridian's Employer Services division provides management systems and payroll and tax filing services to businesses throughout the United States and Canada. This division chose Adaytum e.Planning after a competitive evaluation to replace its spreadsheet-based planning and forecasting system, which had become ineffective. The process of gathering information from more than 200 individuals across the division using spreadsheets and e-mail was tedious, error-prone and contributed to inaccurate forecasting. Manual data consolidation and report generation were time- and resource-intensive activities for Ceridian business analysts. Our Internet-based Adaytum e.Planning Contributor module now enables users throughout the division to easily submit data, while our Adaytum e.Planning Analyst module provides flexible analysis to improve forecasting accuracy and enhance decision making.

    Deluxe Corporation.  Deluxe Paper Systems, a subsidiary of the Deluxe Corporation, is a leading provider of bank checks and related products to consumers and small businesses. After having implemented an ERP system from SAP, Deluxe realized it needed a fast and flexible way to analyze new data provided by the SAP system. Deluxe management needed the ability to manipulate the data in several different ways. After evaluating potential solutions, Deluxe selected Adaytum Planning in November 1997. Deluxe began using Adaytum Planning within 30 days of license. Adaytum Planning enabled Deluxe to analyze inefficiencies within the reordering process and realize substantial savings by streamlining the process. Deluxe has also used Adaytum Planning to reengineer its budgeting process, integrating information from more than 400 cost centers and 130 different cost elements. This re-engineering has helped Deluxe reduce the time it takes to close its books at the end of an accounting period from 16 days to 8 days, and Deluxe believes they will be able to further reduce this period of time. Deluxe has licensed approximately 13,000 seats of Adaytum e.Planning and intends to deploy the software across the organization.

Sales and Marketing

    We market and sell our software and services through a direct sales force, distributors and strategic alliance partners. We support our field sales force with telemarketing representatives and sales engineers. We have direct sales offices in the United States, the United Kingdom and Australia. In addition, at June 30, 2000 we had 22 distributors for sales to Asia, Europe outside the United Kingdom, Latin America, the Middle East and the South Pacific.

    In connection with our introduction of Adaytum e.Planning, we have recently expanded our sales and marketing strategy of selling to small to medium-sized companies and single departments in large organizations to include selling to multiple functional areas and business divisions within large organizations. Our expanded sales and marketing strategy targets key executives such as chief executive officers, chief financial officers and chief information officers, as well as vice presidents of sales, service and marketing. Our marketing activities have consisted of advertising, direct mail campaigns, e-mail campaigns, trade shows and seminars designed to broaden market awareness of Adaytum and Adaytum e.Planning. As part of our marketing efforts, we have sponsored a series of joint seminars with key customers and with partners such as Microsoft. We have also initiated marketing strategies targeted at selected vertical markets, including high technology and telecommunications, financial services and education and government.

    Our sales process consists of several phases: lead generation, initial contact, lead qualification, needs assessment, solution development, solution demonstration and validation, proposal generation and contract negotiation. We expect the length of time from lead generation to final sale for this approach to vary substantially from customer to customer, although we believe this period will generally range from two to six months. We have limited experience with this approach, however, and the sales cycle may be significantly longer.

    Our distribution partners market and promote our software products and typically provide implementation services to their end-users, drawing on our expertise as necessary. Some of our distributors also provide some customer support services to their end users. We collaborate with distributors in a variety of areas, including the presentation of seminars, attendance at trade shows and the hosting of conferences. Some distributors also create market- and language-specific marketing materials and product demonstrations and support translation and localization of our products for their markets, while other distributors purchase product marketing materials from us. We generally do not grant exclusive distribution rights in particular territories, but we have exclusive agreements with respect to distribution operations in Thailand, Singapore, Malaysia, Hong Kong, Indonesia, the Philippines, the Czech Republic, the Slovak Republic, Hungary, Slovenia and Romania.

    We also market our products and services through marketing alliances that enable us to leverage our partners' resources, expertise and customer base. Marketing alliance partners include consultants, systems integrators and service providers that implement and integrate our software for our customers. These partners have generated and qualified sales leads, made initial customer contacts and assessed needs prior to our introduction. Additionally, systems integration partners have collaborated with us in the creation of tailored solution presentations and demonstrations, which we believe have enhanced our competitive position. In addition to our marketing alliances, we recently established a comprehensive strategic relationship with Andersen Consulting.

    Relationship with Andersen Consulting.  In March 2000 we established a relationship with Andersen Consulting to work jointly to promote Adaytum e.Planning on a global basis. Pursuant to this relationship, Adaytum and Andersen Consulting have each agreed to provide marketing and technical support to the other party, to shares leads related to potential sales and to explore opportunities for joint teaming arrangements. Andersen Consulting has agreed to use reasonable efforts to market our products, with these marketing efforts to be targeted globally as agreed between our respective executives. We have agreed to pay Andersen Consulting a marketing assistance fee for any license sold in any industry or to any customer where Andersen Consulting either generated the sales lead or actively participated in the joint marketing efforts. In general, we have agreed that we will license Adaytum e.Planning directly to these customers. We have also agreed to provide Andersen Consulting with training, including documentation and other training materials, at no cost to Andersen Consulting up to levels to be determined annually.

    Initially, we have agreed to focus on the education and government market. Within this market, Adaytum has agreed that Andersen Consulting will be its strategic and preferred partner for services related to our planning and forecasting application software. We have also granted Andersen Consulting a right of first refusal to serve as our software implementation partner in this market.

    We have agreed with Andersen Consulting that we will jointly own jointly developed extensions, modifications and derivative works. We are currently negotiating the terms of a joint development agreement with Andersen Consulting that will more fully address these issues.

    In connection with our relationship, in June 2000 Andersen Consulting made an equity investment in Adaytum. For a description of the terms of Andersen Consulting's investment in us, please read the section entitled "Certain Relationships and Related Transactions."

Research and Development

    Our research and development organization is responsible for developing new software products, product architecture and core technologies, for product testing and quality assurance, and for ensuring the compatibility of our products with hardware and software platforms. In addition, this organization supports some pre-sale and customer support activities. Our research and development organization is divided into teams consisting of development engineers, product managers, release managers, quality assurance specialists and technical writers. In addition, our professional services staff helps our research and development organization identify potential new product features.

    Our research and development staff consisted of 55 people as of June 30, 2000. Our total expenses for research and development were approximately $3.6 million for the six months ended June 30, 2000, $2.7 million for the six months ended December 31, 1999 and $4.2 million and $1.4 million for the fiscal years ended June 30, 1999 and 1998, respectively. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenue in future periods.

Competition

    The market for business planning software and related services is highly competitive, constantly evolving and subject to rapid technological change. Competitors vary in size, in scope and in the breadth of products and services they offer. We encounter competition with respect to various aspects of Adaytum e.Planning from a variety of sources, including:

  •
  vendors of budgeting and planning software, such as Hyperion Solutions and Comshare;
  •
  vendors of ERP software, such as SAP, PeopleSoft, Oracle, Baan and J.D. Edwards;
  •
  vendors of other types of business application software, including supply chain and business intelligence software, such as Cognos;
  •
  vendors of spreadsheet software, such as Microsoft and the Lotus division of IBM; and
  •
  internal development efforts by corporate information technology departments.

In the future, we expect to face increased competition from vendors of business application software as we and they improve the functionality of our respective product offerings and as our products and theirs increasingly overlap.

    Competitive pressures from any of these sources could prevent us from growing, reduce our market share or require us to reduce prices on our products and services, any of which could harm our business.

    We compete on the basis of several factors, including:

  •
  product features, performance, ease of use and price/value;
  •
  the strength and reputation of partners;
  •
  ease of implementation;
  •
  the quality of consulting services and technical support;
  •
  user scalability and the use of open architecture;
  •
  ability to introduce new products and technology innovations; and
  •
  sales and marketing efforts.

We believe that we currently compete favorably with respect to each of these factors. However, the markets for our products are rapidly evolving, and we may not be able to compete successfully against all current and potential competitors.

    Many of the companies that currently offer, or may in the future introduce, competing software have significantly greater financial, technical, marketing, service and other resources than we have. Many of them also have a larger installed base of users, have been in business longer or have greater name recognition than we do. In addition to introducing competing software, they may also be able to establish or strengthen cooperative relationships with our current or future distributors or other parties with whom we have relationships, thereby limiting our ability to sell through these channels, reducing promotion of our products and limiting the number of third-party consultants available to implement our software.

Intellectual Property and Other Proprietary Rights

    We are a technology company and our success will depend on our ability to protect our intellectual property. If we do not do so adequately, our business, financial condition and results of operations would be seriously harmed.

    We require our customers to enter into license agreements that impose restrictions on the ways in which they may utilize our software.

    We seek to protect our software, documentation and other written materials under trade secret and copyright laws. These laws, however, afford only limited protection. Accordingly, we also take steps to avoid disclosure of our trade secrets. Among other things, we require those persons who have access to our proprietary information—including employees, potential customers and our strategic and marketing partners—to execute confidentiality agreements with us. We also restrict access to our source code. The source code for our products is on deposit under escrow arrangements in the United States and the United Kingdom. This may increase the likelihood of misappropriation or other misuse.

    We currently have no U.S. or foreign patents. We do not know whether we will develop future proprietary products or technologies that are patentable or whether any patent applications will result in issued patents or provide us with any competitive advantage. We have not performed any comprehensive analysis of patents of others that may limit our ability to do business and it is possible that the patents of others may significantly limit our ability to do business.

    We pursue the registration of our trademarks primarily in the United States and the United Kingdom, although we have also taken appropriate steps in other countries. We may not, however, be able to secure adequate protection of our trademarks in any of these countries. Adaytum is our registered trademark in Australia, the European Union, New Zealand, the United Kingdom and the United States. We are waiting examination for Adaytum in Bahrain, Canada, Hong Kong, Hungary, India, Israel, Kuwait, Malaysia, Oman, Qatar, Saudi Arabia, Singapore, South Africa, South Korea, Thailand and the United Arab Emirates. KPS is our registered trademark in the United Kingdom. We have a pending trademark application for Adaytum e.Planning in the United States and in 19 other countries. We also have pending trademark applications in the United States for our stylized "A" logo and its use in connection with "Adaytum," "Adaytum e.Planning," Digits (our mascot) and the animated Digits character. We plan to prepare and file applications for registration of additional trademarks in the future. There is no guarantee that we will be able to maintain our current or obtain additional trademark registrations in the United Kingdom, the United States or any other country. If this were the case, we would be unable to take legal steps to enforce our rights in these marks against third parties and we might decide to replace these trademarks with new ones. This could have a material adverse effect on our business, financial condition and results of operations.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we expect that software piracy will be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our intellectual property, including patents.

    Some of our customers use client server-based database software from Microsoft and Oracle for their database servers while others use ASCII or ODBC import utilities. Our customers must purchase this software directly from Microsoft or Oracle. In addition, we integrate software from Business Objects Americas in our e.Planning Reporter module. Business Objects may not continue to make this software available to us on commercially reasonable terms. In that event, shipments of our products could be delayed until we could develop or license equivalent software and integrate it into our products. We do not believe that our business is substantially dependent on this license agreement nor is this license responsible for a significant amount of our revenues.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that, in the future, third parties may claim that our activities or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products increasingly overlaps. Claims of infringement, whether or not they have merit, could:

  •
  place additional time constraints on our management and technical employees;
  •
  cause product shipment delays;
  •
  lead to expensive litigation the outcome of which would be uncertain;
  •
  if a court found that we had infringed a third party's intellectual property rights, could result in our being unable to produce or sell the relevant products; and
  •
  require us to enter into royalty or licensing agreements, which might or might not be available on reasonable terms, or work to design similar products that did not infringe on the third party's rights.

Employees

    As of June 30, 2000 we had a total of 313 employees. Of this total, 119 were in sales and marketing, 87 were in professional services, including technical support and customer training, 54 were in research and development and 53 were in finance and administration. Of this total, 170 were located in the United States, 100 were located in the United Kingdom, 19 were located in Canada, 15 were located in Australia and nine were located in Denmark. We also retain independent contractors to support activities such as professional services, research and development and marketing. None of our employees is represented by a labor union. We have never experienced any work stoppage. We believe that our relations with our employees are good.

Facilities

    Our principal marketing and administrative facilities are located in an approximately 34,000 square foot facility in Minneapolis, Minnesota. Our lease for this facility expires in July 2006. In addition, we lease facilities in Bristol, London and York, England; Hellebaek, Denmark; Toronto, Canada; and North Sydney, Australia. We believe our current facilities will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

    As of the date of this prospectus, we are not a party to any legal proceedings. From time to time, we may be involved in litigation that arises out of our operations in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

    The executive officers and directors of Adaytum, and their ages and positions, are as follows:

Name	Age	Positions
John David Guy Haddleton	45	Chairman of the Board, Chief Executive Officer, President
Susan M. Strother	45	Executive Vice President, Marketing & Sales
Julie M. Buske	43	Vice President, Human Resources
Mark W. Galloway	36	Vice President, Market Development
Paul L. Hill	33	Vice President, Product Marketing and Business Development
Michael H. Mehr	45	Vice President, Finance & Administration; Treasurer and Secretary
Adam Thier	37	Vice President, Product
Neal J. Bastick	43	Senior Managing Director—International
Bernard R. Fisher	49	Director
Michael B. Gorman(1)(2)	34	Director
C. Scott Killips(1)(2)	46	Director
Robert E. Switz(1)	53	Director

(1)
Member of the Audit Committee.
(2)
Member of the Compensation Committee.

    John David Guy Haddleton has served as our Chairman of the Board, Chief Executive Officer and President since the formation of Adaytum KPS Software Limited in 1992. He served in these same capacities with Adaytum Limited, a company he co-founded in 1990 that sold spreadsheet-based planning software, until its acquisition by Adaytum KPS in 1992. From 1989 to 1990, Mr. Haddleton was Managing Director of T.V. Direct, a pan-European supplier of satellite television marketing services. From 1987 to 1988, Mr. Haddleton was General Manager of John Heath & Co., a distributor of stationery products and a subsidiary of DRG, plc. Mr. Haddleton also served as an officer in the New Zealand Army from 1974 to 1981, concluding his service with the rank of captain. Mr. Haddleton holds an M.B.A. from the University of Otago.

    Susan M. Strother has served as our Executive Vice President, Marketing & Sales since September 1996 and from 1992 to 1996, she was our U.K. Sales and Marketing Director. From 1990 to 1992 she held the same positions with Adaytum Limited, which she co-founded in 1990. From 1988 to 1990, Ms. Strother was self-employed as a business consultant. From 1982 to 1988 she held various positions, most recently Regional Sales and Marketing Manager, with Drake International, a large privately-owned recruitment organization. Ms. Strother holds a B.A. in French, German and Latin from Auckland University.

    Julie M. Buske has served as our Vice President, Human Resources since joining us in August 1998. Prior to joining Adaytum, Ms. Buske held various positions at The St. Paul Companies, a financial services company, from 1994 to 1998, serving most recently as its Manager, Management and Professional Development. From 1987 to 1994, Ms. Buske was the Director of Human Resources at National Computer Systems. Ms. Buske holds a B.A. in Business Communications and Psychology from Creighton University.

    Mark W. Galloway joined us in March 1999 as our Vice President, Channel Development and is currently serving as our Vice President, Market Development. Prior to joining Adaytum, Mr. Galloway held various positions at Lawson Software from August 1987 to February 1999, serving most recently as its Vice President, Strategic Planning and Business Development. Mr. Galloway is a Certified Public Accountant and holds a B.A. in Accounting from the University of Northern Iowa.

    Paul L. Hill joined us in April 1999 as our Vice President, Business Development and is currently serving as our Vice President, Product Marketing and Business Development. Prior to joining Adaytum,

Mr. Hill held various positions with Cognos, Inc., a business intelligence software company, from 1995 to 1999, serving most recently as its officer-level Vice President for Applications Marketing. Prior to joining Cognos, Mr. Hill was a group product manager at Speedware Corporation, a business intelligence software firm, from 1992 to 1995, and a marketing and national brand manager for IBM Canada from 1990 to 1992. Mr. Hill studied computer science and mathematics at McGill University.

    Michael H. Mehr has served as our Vice President, Finance & Administration since March 1998. Prior to joining Adaytum, Mr. Mehr was an officer of Fourth Shift Corporation, a software and services company, from 1984 to 1998, serving as its Corporate Controller and most recently as its Director of Planning and Control. From 1977 to 1984, Mr. Mehr was employed by Arthur Andersen & Co. Mr. Mehr is a Certified Public Accountant and holds a B.A. in Business Administration from St. Thomas University.

    Adam Thier joined us in March 1999 as our Vice President, Product Marketing and is currently serving as our Vice President, Product. From 1997 to February 1999, Mr. Thier was employed by Lawson Software, a business software company, serving most recently as its Vice President, Global Financial Software. From 1996 to 1997, he was a Senior Research Analyst with the Meta Group, an information technology research firm. Prior to that time, Mr. Thier held various marketing positions with Computron Software from 1990 to 1996. Mr. Thier holds a B.A. in Communications from Marist College.

    Neal J. Bastick has served as our Senior Managing Director—International since joining us in May 2000. Prior to joining Adaytum, Mr. Bastick served as Vice President International at The Rival Company, a manufacturer of household durable goods, from 1997 to 1999 and was President of Bionaire International B.V., a consumer goods manufacturer, from 1992 until its acquisition by The Rival Company in 1996. He was Vice President International of Bionaire, Inc. from 1989 to 1992. From 1977 to 1989 he held sales and marketing positions with various companies in England, Canada and France. Mr. Bastick holds a combined Honours Degree in Business Administration and French from the University of Aston.

    Bernard R. Fisher has served as a member of our board of directors since December 1996. Mr. Fisher has served as General Partner of Musashi Partners, a private investment management partnership, since 1995. Mr. Fisher also serves on the boards of directors of several public and private companies in the United Kingdom. Since November 1998, he has been interim Chief Executive Officer of Select Software Tools plc, a component-based modeling tool software company that has been in backruptcy proceedings in the United Kingdom since May 1999. He also served as Select Software's interim Chief Financial Officer from March 1998 to November 1998. He has also held executive positions with Select Software's U.S. subsidiary Select Software Tools Inc., which entered Chapter 11 in December 1999.

    Michael B. Gorman has served as a member of our board of directors since December 1998. Mr. Gorman has served as a partner of St. Paul Venture Capital and Executive Vice President of St. Paul Venture Capital, Inc. since 1995. Mr. Gorman also serves on the boards of directors of several private companies. Mr. Gorman holds a B.A. in Economics and Public Policy from Duke University and an M.B.A. and J.D. from Harvard University.

    C. Scott Killips has served as a member of our board of directors since June 2000. Mr. Killips has served as General Partner of AC Ventures, the venture affiliate division of Andersen Consulting, since 1999. He has been a partner of Andersen Consulting LLP since 1996 and served as the Managing Partner of Andersen Consulting's Enterprise Group from 1997 to 1999. From 1995 to 1996 he was Managing Partner of Brenton Capital Resources, a management buy-out and consulting partnership. Mr. Killips holds a B.S. in Economics from the University of Denver and an M.B.A. from Cornell University.

    Robert E. Switz has served as a member of our board of directors since June 2000. Mr. Switz is Senior Vice President and Chief Financial Officer of ADC Telecommunications, Inc., a supplier of network equipment, software and integration services for broadband telecommunications. Mr. Switz joined ADC in January 1994. Mr. Switz holds a B.S. in Marketing/Economics from Quinnipiac College and an M.B.A. in Finance from the University of Bridgeport.

Board of Directors

    Our board of directors currently consists of five members. All directors are elected annually and hold office until the next annual meeting of our stockholders and until their successors have been elected and qualified or until their earlier resignation or removal. The holders of our Series B preferred stock and our Series C preferred stock voting together as a single class are entitled to elect one director. Mr. Gorman serves on our board pursuant to this right. The holders of our Series D preferred stock voting as a separate class are entitled to elect one director. Mr. Killips serves on our board pursuant to this right. The holders of our common stock voting as a separate class are entitled to elect one director. Mr. Haddleton serves on our board pursuant to this right. Under the terms of a Voting Agreement the holders of our outstanding preferred stock and holders of approximately 60% of our outstanding common stock have agreed to vote in favor of electing our chief executive officer as a director. Mr. Haddleton serves on our board pursuant to this right. Upon the closing of this offering these board representation rights and the Voting Agreement will terminate and no stockholders will have any special rights with respect to board representation.

Board Committees

    Our board of directors has established an audit committee and a compensation committee.

  •
  Audit Committee. The audit committee's responsibilities include facilitating our relationship with independent accountants; reviewing and assessing the performance of our accounting and finance personnel; communicating to the board the results of work performed by and issues raised by our independent accountants and legal counsel; and evaluating our management of assets and reviewing policies relating to asset management. The current members of the audit committee are Mr. Gorman, Mr. Killips and Mr. Switz.

  •
  Compensation Committee. The compensation committee's responsibilities include establishing salaries, incentives and other forms of compensation for our directors and officers. The current members of the compensation committee are Mr. Gorman and Mr. Killips.

Director Compensation

    In exchange for services rendered in his capacity as a director, we pay Bernard R. Fisher £3,000 (approximately $4,500 based on the exchange rate at July 31, 2000) per month. We do not currently pay any compensation to other directors for serving in that capacity, but we reimburse all directors for out-of-pocket expenses incurred in connection with attending board meetings. In March 1999 we granted Mr. Fisher a stock option under our 1999 Stock Option Plan. This option covers 50,000 shares of our common stock, vests in 24 equal monthly installments beginning in March 1999, has an exercise price of $1.00 per share and expires on the earlier of March 3, 2009 or one month after Mr. Fisher ceases to serve on our board of directors.

    In June 2000 we granted Robert E. Switz a stock option under our 1999 Stock Option Plan. This option covers 40,000 shares of our common stock, vests as to one-third of the shares covered in June 2001 and ratably in 24 equal monthly installments as to the remainder beginning in June 2001 (so long as Mr. Switz remains a director). The option has an exercise price of $6.27 per share and expires in June 2010.

Compensation Committee Interlocks and Insider Participation

    Mr. Gorman and Mr. Killips currently serve on the compensation committee. Neither of these individuals has at any time been an officer or employee of Adaytum. None of our executive officers currently serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee. Prior to the formation of our compensation committee in February 1999, all decisions regarding executive compensation were made by the full board of directors. You should refer to "Certain Relationships and Related Transactions" for a description of transactions between us and entities affiliated with members of the compensation committee.

Indemnification Matters and Limitation of Liability

    As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation includes a provision to eliminate the personal liability of our officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, subject to specified exceptions. In addition, our bylaws require us to indemnify our officers and directors under circumstances in which indemnification would otherwise be discretionary. Our bylaws also require us to advance expenses to our officers and directors as incurred for proceedings against them for which they may be indemnified.

    At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification. We believe that our charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

Executive Compensation

    The following table sets forth all compensation awarded to, earned by or paid for services rendered to us in all capacities during the year ended December 31, 1999 by (1) our Chief Executive Officer and (2) our four most highly compensated other executive officers who received annual compensation in excess of $100,000:

Summary Compensation Table

	Annual Compensation(1)		Long-Term Compensation Awards
Name and Principal Position	Salary($)	Bonus($)	Shares Underlying Options(#)	All Other Compensation ($)(2)
John David Guy Haddleton	$180,100	$231,627	150,000	$43,673
Chief Executive Officer and President
Susan M. Strother	200,000	52,725	250,000	27,772
Executive Vice President, Marketing & Sales
Michael H. Mehr	125,000	29,088	75,000	2,500
Vice President, Finance & Administration
Adam Thier(3)	118,750	29,775	196,190	—
Vice President, Product
Mark W. Galloway(4)	118,750	56,971	196,190	938
Vice President, Market Development

(1)
Other annual compensation in the form of perquisites and other personal benefits has been omitted for each of the officers because the aggregate amount of such perquisites and other personal benefits was less than 10% of each officer's total salary and bonus for 1999.
(2)
These amounts include company contributions to our 401(k) plan for the benefit of these officers as follows: Mr. Haddleton, $2,500; Ms. Strother, $2,500; Mr. Mehr, $2,500; Mr. Thier, $0; and Mr. Galloway, $938. In addition, these amounts include certain expatriate benefit arrangements payments payable by us to Mr. Haddleton ($41,173 in 1999) and Ms. Strother ($25,272 in 1999).
(3)
Mr. Thier joined Adaytum in March 1999.
(4)
Mr. Galloway joined Adaytum in March 1999.

    The following table provides information concerning the stock option grants we made to each of the above named executive officers during the year ended December 31, 1999:

Stock Options Granted in 1999

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
	Individual Grants
	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in 1999(2)
			Exercise Price Per Share(3)	Expiration Date
Name					5%	10%
John David Guy Haddleton	150,000	4.9%	$1.10	3/3/2004	$	$
Susan M. Strother	250,000	8.2	1.00	3/3/2009
Michael H. Mehr	75,000	2.5	1.00	3/3/2009
Adam Thier	196,190	6.5	1.25	4/22/2009
Mark W. Galloway	196,190	6.5	1.25	4/22/2009

(1)
Options vest in equal monthly installments beginning on the grant date over the following periods: Mr. Haddleton and Ms. Strother, two years; Mr. Mehr, four years; Mr. Thier and Mr. Galloway, three years.
(2)
Based on options to purchase an aggregate of 3,031,260 shares of common stock granted to our employees during the year ended December 31, 1999.
(3)
All stock options were granted with an exercise price equal to the fair market value of the common stock as determined by our board of directors on the grant date except that Mr. Haddleton's options were granted with an exercise price of 110% of fair market value to satisfy tax requirements relating to incentive stock options.
(4)
Assumes increases in the fair market value of the common stock of 5% and 10% per year over the ten-year option period as mandated by the rules and regulations of the Securities and Exchange Commission and does not represent our estimate or projection of the future value of the common stock. These potential realizable values are based on an assumed initial public offering price of $    per share. The actual value realized may be greater or less than the potential realizable values set forth in the table.

    The following table sets forth information concerning stock option exercises during 1999 by the named executive officers and the number and value of unexercised options held by them. There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised options has been calculated by subtracting the exercise price from the assumed initial public offering price of $    per share.

Aggregated Option Exercises in 1999 and Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 1999
					Value of Unexercised In-the-Money Options at December 31, 1999
	Shares Acquired on Exercise
		Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
John David Guy Haddleton	0	$0	62,500	87,500	$	$
Susan M. Strother	0	0	104,167	145,833
Michael H. Mehr	0	0	15,625	59,375
Adam Thier	0	0	43,598	152,592
Mark W. Galloway	0	0	43,598	152,592

Benefit Plans

  The 1999 Stock Option Plan

    Our 1999 stock option plan provides for the granting of incentive stock options and non-qualified stock options to our full- and part-time employees, officers, directors, consultants and independent contractors.

    Our stock option plan provides for the issuance of up to 4,195,000 shares of our common stock on the exercise of options granted under the plan. The plan is administered by the compensation committee of our board of directors. The committee has the discretion to select the optionees and grantees and to establish the terms and conditions of each stock option, subject to the provisions of the plan. The exercise price for an incentive stock option granted under the plan must not be less than the fair market value of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under the plan is determined by the compensation committee. The term of each incentive stock option is determined by the committee but may not exceed ten years from the date the option is granted. The term of a non-qualified option granted under the plan is determined by the committee but may not exceed 15 years from the date the option is granted. Options may be exercised by tendering cash (including checks, bank drafts and money orders) or, in the discretion of the committee, by tendering either shares of our common stock already owned by the optionee or a combination of cash and shares of our common stock. The plan may be amended or discontinued by our board of directors at any time.

    As of the date of this prospectus options to purchase an aggregate of 3,627,467 shares of common stock, at an average exercise price of $2.40 per share, were outstanding under the stock option plan and a total of 502,785 shares were available for future option grants. We have issued 64,748 shares of our common stock on exercise of options issued under our plan.

  401(k) Plan

    We have established a tax-qualified employee savings and retirement plan (the "401(k) Plan") for all of our employees who satisfy eligibility requirements, including requirements relating to age and length of service. Pursuant to the 401(k) Plan, employees may elect to reduce their current gross compensation by up to the lower of 25.0% or the statutorily prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us to make additional discretionary matching contributions of up to 50% of the lower of the amount contributed by the employee or 5% of the employee's gross pay. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions, if any, will be deductible by us when made.

  Expatriate Benefit Arrangements

    We have expatriate benefit arrangements with Mr. Haddleton, Ms. Strother and another individual under which they are entitled to compensation for the value of benefits they would have been entitled to had they not moved from the United Kingdom to the United States. Under these arrangements, Mr. Haddleton and Ms. Strother receive payments equal to 10% of their total cash compensation. The other individual receives payments equal to 10% of his base salary.

  Employment Agreements and Severance Arrangements

    All of our executive officers, including those who have no formal employment agreements with us, have signed our standard terms of employment detailing, among other things, confidentiality obligations and post-termination restrictions on the employee's solicitation of our employees and customers. All of our executive officers are at-will employees and may be terminated at any time at the discretion of our board of directors.

    We have entered into an employment agreement dated July 20, 2000 with Susan Strother, our Executive Vice President, Marketing & Sales. Ms. Strother's current annual base salary under this agreement is $210,000. In this agreement, we agreed to pay Ms. Strother severance equal to twelve months' base salary and benefits (exclusive of any stock options) and, at our discretion, a pro rata portion of her bonus if we terminate her employment without cause or if she elects to terminate her employment within six months of a change of control. We also agreed to increase the severance payable to Ms. Strother in connection with the events described above by one month's base salary and benefits (exclusive of any stock options) for each 12 month period that we employ her after July 20, 2000. However, in no event will we pay Ms. Strother severance exceeding 36 months' base salary and benefits (exclusive of any stock options). If we terminate Ms. Strother's employment due to a disability that renders her unable to perform the functions of the job, we will pay Ms. Strother 12 months' base salary and benefits (exclusive of any stock options), less the amount of any benefits that Ms. Strother receives under our disability plans. If we terminate Ms. Strother's employment for cause, she will not be entitled to receive any severance compensation or benefits. In the event that Ms. Strother is terminated following a change in control of Adaytum, all of her outstanding options will vest immediately.

    We have entered into an employment agreement dated July 31, 2000 with Julie Buske, our Vice President, Human Resources. Ms. Buske's current annual base salary under this agreement is $135,000. In this agreement, we agreed to pay Ms. Buske severance equal to six months' base salary and benefits (exclusive of any stock options) and, at our discretion, a pro rata portion of her bonus if we terminate her employment without cause or if she elects to terminate her employment within six months of a change of control. We also agreed to increase the severance payable to Ms. Buske in connection with the events described above by one month's base salary and benefits (exclusive of any stock options) for each 12 month period that we employ her after July 31, 2000. However, in no event will we pay Ms. Buske severance exceeding 36 months' base salary and benefits (exclusive of any stock options). If we terminate Ms. Buske's employment due to a disability that renders her unable to perform the functions of the job, we will pay Ms. Buske six months' base salary and benefits (exclusive of any stock options), less the amount of any benefits that Ms. Buske receives under our disability plans. If we terminate Ms. Buske's employment for cause, she will not be entitled to receive any severance compensation or benefits. In the event that Ms. Buske is terminated following a change in control of Adaytum, all of her outstanding options will vest immediately.

    We have entered into an employment agreement dated March 15, 1999 with Mark W. Galloway, our Vice President, Market Development. Mr. Galloway's current annual base salary under this agreement is $160,000. In this agreement, we agreed to pay Mr. Galloway severance equal to six months' base salary and benefits (exclusive of any stock options) and, at our discretion, a pro rata portion of his bonus if we terminate his employment without cause before March 15, 2001 and three months' base salary and benefits (exclusive of any stock options) and, at our discretion, a pro rata portion of his bonus if we terminate his employment without cause after March 15, 2001. However, if we terminate Mr. Galloway without cause prior to March 15, 2001 but within 12 months after a change of control, we will pay Mr. Galloway 12 months' base salary and benefits (exclusive of any stock options). If Mr. Galloway elects to terminate his employment within three months of a change of control as a result of a material alteration of his job duties, we will pay Mr. Galloway six months' base salary and benefits (exclusive of any stock options). If we terminate Mr. Galloway's employment due to a disability that renders him unable to perform the functions of his job, we will pay Mr. Galloway six months' base salary and benefits (exclusive of any stock options), less the amount of any benefits that Mr. Galloway receives under our disability plans. If we terminate Mr. Galloway's employment for cause, he will not be entitled to receive any severance compensation or benefits. Pursuant to his employment agreement, we granted Mr. Galloway an option to purchase 196,190 shares of our common stock at an exercise price of $1.25 per share. These shares vest ratably over a 36 month period beginning in March 1999. In the event that Mr. Galloway's employment is terminated following a change of control of Adaytum, all of his outstanding options will vest immediately.

    We have entered into an employment agreement dated March 19, 1999 with Paul L. Hill, our Vice President, Product Marketing and Business Development. Mr. Hill's current annual base salary is $175,000. In addition, we agreed to pay Mr. Hill's expenses to relocate from Canada to the United States. In this agreement, we agreed to pay Mr. Hill severance equal to six months' base salary and benefits (exclusive of any stock options), relocation expenses to Canada (if applicable) and, at our discretion, a pro rata portion of his bonus if we terminate his employment without cause before March 19, 2001 and three months' base salary and benefits (exclusive of any stock options) and, at our discretion, a pro rata portion of his bonus if we terminate his employment without cause after March 19, 2001. However, if we terminate Mr. Hill without cause prior to March 19, 2001 but within 12 months of a change of control, we will pay Mr. Hill severance equal to 12 months' base salary and benefits (exclusive of any stock options) and relocation expenses to Canada (if applicable). If Mr. Hill elects to terminate his employment within three months of a change of control as a result of a material alteration of his job duties, we will pay Mr. Hill six months' base salary and benefits (exclusive of any stock options) and relocation expenses. If we terminate Mr. Hill's employment due to a disability that renders him unable to perform the functions of his job, we will pay Mr. Hill six months' base salary and benefits (exclusive of any stock options), less the amount of any benefits that Mr. Hill receives under our disability plans. If we terminate Mr. Hill's employment for cause, he will not be entitled to receive any severance compensation or benefits. Pursuant to his employment agreement, we granted Mr. Hill an option to purchase 196,190 shares of our common stock at an exercise price of $1.25 per share. These shares vest ratably over a 36 month period beginning in March 1999. In the event that Mr. Hill is terminated following a change of control of Adaytum, all of his outstanding options will vest immediately.

    We have entered into an employment agreement dated March 16, 1998 with Michael Mehr, our Vice President, Finance & Administration. Mr. Mehr's current annual base salary under this agreement is $135,000. In a letter dated March 11, 1998 we agreed that as soon as possible after the commencement of his employment with us we would enter into a severance agreement with Mr. Mehr according to which we would continue to pay his salary for six months in the event that we were to terminate his employment after retaining a new Chief Financial Officer. We further agreed that, according to this severance agreement, we would continue to pay Mr. Mehr's salary for 12 months in the event that we were acquired and the acquiring company terminated Mr. Mehr or relocated his position outside of Minnesota. As of the date of this prospectus, we have not yet negotiated the final terms of a severance agreement with Mr. Mehr.

    We have entered into an employment agreement dated March 15, 1999 with Adam Thier, our Vice President, Product. Mr. Thier's current annual base salary under this agreement is $160,000. In this agreement, we agreed to pay Mr. Thier severance equal to six months' base salary and benefits (exclusive of any stock options) and, at our discretion, a pro rata portion of his bonus if we terminate his employment without cause before March 15, 2001 and three months' base salary and benefits (exclusive of any stock options) and, at our discretion, a pro rata portion of his bonus if we terminate his employment without cause after March 15, 2001. However, if we terminate Mr. Thier without cause prior to March 15, 2001 but within 12 months of a change of control, we will pay Mr. Thier 12 months' base salary and benefits (exclusive of any stock options). If Mr. Thier elects to terminate his employment within three months of a change of control as a result of a material alteration of his job duties, we will pay Mr. Thier six months' base salary and benefits (exclusive of any stock options). If we terminate Mr. Thier's employment due to a disability that renders him unable to perform the functions of his job, we will pay Mr. Thier six months' base salary and benefits (exclusive of any stock options), less the amount of any benefits that Mr. Thier receives under our disability plans. If we terminate Mr. Thier's employment for cause, he will not be entitled to receive any severance compensation or benefits. Pursuant to his employment agreement, we granted Mr. Thier an option to purchase 196,190 shares of our common stock at an exercise price of $1.25 per share. These shares vest ratably over a 36-month period beginning in March 1999. In the event that Mr. Thier is terminated following a change of control of Adaytum, all of his outstanding options will vest immediately.

    We have entered into an employment agreement effective as of May 1, 2000 with Neal Bastick, our Senior Managing Director—International. Mr. Bastick's current annual base salary under this agreement is NLG 484,060 ($202,870 based on the exchange rate at July 31, 2000). In this agreement, we agreed to make contributions of five percent of Mr. Bastick's total annual earnings into a Netherlands state approved pension plan and to increase this contribution to six percent of Mr. Bastick's total annual earnings after May 1, 2003 and to seven percent of his total annual earnings after May 1, 2005. We also agreed to provide Mr. Bastick with the use of an automobile and a mobile telephone. In this agreement, we agreed to pay Mr. Bastick severance equal to six months' base salary and benefits (exclusive of any stock options) and, at our discretion, a pro rata portion of his bonus if we terminate his employment without cause. However, if we terminate Mr. Bastick without cause prior to May 1, 2002 but within 12 months of a change in control, we will pay Mr. Bastick 12 months' base salary and benefits (exclusive of any stock options). If Mr. Bastick elects to terminate his employment within three months of a change in control as a result of a material alteration of his job duties, we will pay Mr. Bastick six months' base salary and benefits (exclusive of any stock options). If we terminate Mr. Bastick's employment due to a disability that renders him unable to perform the functions of the job, we will pay Mr. Bastick six months' base salary and benefits (exclusive of any stock options), less the amount of any benefits that Mr. Bastick receives under our disability plans. Pursuant to his employment agreement, we granted Mr. Bastick an option to purchase 100,000 shares of our common stock at an exercise price of $7.32 per share. These shares vest ratably over 36 months beginning in April 2000. In the event that Mr. Bastick is terminated following a change in control of Adaytum occurring after he has worked at Adaytum for six months, all of his outstanding options will vest immediately. In the event that Mr. Bastick has worked at Adaytum for less than six months when a change of control occurs, Mr. Bastick will be entitled to vest an additional amount of shares to be determined by multiplying Mr. Bastick's full calendar months of service with Adaytum by his monthly vesting amount. If we terminate Mr. Bastick's employment within the first 12 months for any reason other than following a change in control, none of the shares covered by his option will be exercisable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Corporate Reorganization and Preferred Stock Financings

    In connection with the reorganization of our corporate structure in December 1998, we issued 1,544,000 shares of Series A preferred stock and 4,322,035 shares of Series B preferred stock. We issued all of the shares of Series A preferred stock to 3i Group plc, the beneficial owner of more than five percent of our outstanding capital stock, in exchange for all of their then outstanding holdings of a special class of convertible ordinary shares of Adaytum KPS Software Limited. The Series A preferred stock has terms substantially equivalent to the terms of the shares 3i Group surrendered. We issued the shares of Series B preferred stock to new stockholders at a purchase price of $1.18 per share. As the result of this transaction, some of the entities that purchased Series B preferred stock became, either on their own or together with their affiliated entities, beneficial owners of more than five percent of our common stock. As a condition to this transaction, we also elected Michael Gorman, an affiliate of St. Paul Venture Capital, as a director. Each share of Series A and Series B preferred stock will automatically convert into one share of our common stock on the completion of this offering.

    We have paid 3i an annual monitoring fee of £35,000 ($52,588 based on the exchange rate at July 31, 2000), plus any applicable U.K. value added tax on that amount, since their initial investment in Adaytum KPS in November 1996. We will no longer be required to pay the monitoring fee following the completion of this offering.

    In October 1999 we issued 2,071,056 shares of Series C preferred stock at a purchase price of $2.95 per share. We sold the majority of these shares to entities that were, individually or together with affiliated entities, beneficial owners of more than five percent of our common stock and also to entities affiliated with director Michael Gorman. We sold these shares in part pursuant to a contractual preemptive right held by the purchasing stockholders or their affiliates.

    In March 2000 we issued an additional 679,035 shares of Series C preferred stock to some of these purchasers at a purchase price of $2.95 per share under a provision of the October 1999 stock purchase agreement that required the purchasers in that transaction to purchase that number of shares of our Series C preferred stock from us at our option if we satisfied conditions specified in the agreement. Each share of Series C preferred stock will automatically convert into one share of our common stock on the completion of this offering.

    In June 2000 we issued 2,049,624 shares of Series D preferred stock at a purchase price of $8.55 per share. We sold 1,365,188 of these shares to Andersen Consulting for $2 million in cash and $9.7 million of non-cash consideration representing the value of having Andersen Consulting as a strategic and global preferred partner for business planning solutions in selected vertical markets. We sold the remainder of the shares to some of our existing preferred stockholders, including entities that were, individually or together with affiliated entities, beneficial owners of more than five percent of our common stock and entities affiliated with director Michael Gorman, in part pursuant to a contractual preemptive right held by the purchasing stockholders. Each share of Series D preferred stock will convert into one share of our common stock on the completion of this offering.

    At the same time as our sale of Series D preferred stock, we also issued to Andersen Consulting a warrant to purchase up to 1,365,188 shares of our common stock at a price of $5.00 per share. We issued this warrant in consideration of the benefits that we expected to receive as the result of our relationship with Andersen Consulting. The warrant is exercisable at any time on or after June 12, 2005, although it can be exercised earlier if we receive license revenue in excess of preset incremental levels ranging from $5 million to $40 million from customers with respect to which Andersen Consulting or any of its affiliates has generated the sales lead or actively participated in the joint marketing activities. The warrant expires on June 12, 2007. The price and number of shares subject to the warrant are subject to adjustment, including for issuances of common stock at less than market price, as defined in the warrant. In addition, if an adjustment to the conversion price of our Series D preferred stock results in the Series D preferred stock held by Andersen Consulting becoming convertible into more than five percent of our common stock outstanding at the time of the Series D preferred stock issuance (as determined on a fully-diluted basis), then the number of shares subject to the warrant will be decreased.

    As the result of these transactions, Andersen Consulting became a beneficial owner of more than five percent of our common stock. As a condition to these transactions, we also elected Scott Killips, a partner of Andersen Consulting, as a director.

    All shares of our preferred stock will convert into shares of common stock upon the closing of this offering. The following table summarizes the number of shares of common stock that will be issued on conversion of the Series A, Series B, Series C and Series D preferred stock held by beneficial owners of more than five percent of our common stock and entities affiliated with our directors and their affiliates:

	Common Stock Issuable Upon Conversion of Preferred Stock
Shareholder	Series A	Series B	Series C	Series D
Entities affiliated with St. Paul Venture Capital(1)	—	2,542,373	1,211,899	350,836
3i Group plc	1,544,000	847,458	1,095,472	233,891
Andersen Consulting LLP	—	—	—	1,365,188
Entities affiliated with H&Q Venture Management L.L.C.(2)	—	847,458	397,636	87,709

(1)
Consists of 2,567,646 shares held by St. Paul Venture Capital IV, LLC; 97,425 shares held by St. Paul Venture Capital Affiliates Fund I, LLC; and 1,537,918 shares held by St. Paul Venture Capital V, LLC.
(2)
Consists of 932,964 shares held by H&Q Adaytum Investors, LP; 242,292 shares held by Hambrecht & Quist California; 84,746 shares held by Hambrecht & Quist Employee Venture Fund, L.P.; 44,918 shares held by Hambrecht & Quist Employee Venture Fund, L.P., II; and 27,883 shares held by Hambrecht & Quist Employee Venture Fund 2000, L.P.

Acquisition of Business Budget Management Solutions and Related Transactions

    On February 29, 2000 we acquired all the stock of Business Budget Management Solutions Pty Limited, our distributor in Australia, in exchange for 267,857 shares of our common stock, which had a fair market value of approximately $1.3 million in December 1999, the time at which we reached agreement on the terms of the acquisition. The sole shareholder of Business Budget Management Solutions was Giles Haddleton, the brother of Guy Haddleton, our Chairman of the Board, Chief Executive Officer and President. On the same date, Business Budget Management Solutions entered into an employment agreement with Giles Haddleton that provides for his employment for a period of two years at a base salary of $150,000 per year, subject to adjustment, and provided for the issuance of an option to purchase up to 40,000 shares of our common stock at $4.69 per share, which option vests over four years and expires after ten years. The employment agreement also contains provisions with respect to confidential information and ownership of intellectual property developments. In general we may terminate the employment agreement on six months' notice to Giles Haddleton, although we may terminate it immediately under certain specified circumstances. Giles Haddleton may terminate the employment agreement on one month's notice. If the employment agreement is terminated, we will only be required to make payments that had been earned or accrued through the date of termination. Following the acquisition we changed the name of Business Budget Management Solutions to Adaytum Asia Pacific Pty Limited.

    Pursuant to this acquisition we assumed loans totaling Australian $127,109 (US$78,490 based on the exchange rate at March 31, 2000) that were due from Giles Haddleton to Budget Management Solutions. These loans are currently represented by a note that bears interest at a rate to be adjusted annually to be equal to the Australian fringe benefits tax rate (currently 7.3%), which interest is payable quarterly. This note matures on March 31, 2002. This note is secured by shares of our common stock issued to Giles Haddleton in connection with this acquisition.

1998 Bridge Loan

    In July 1998, we borrowed $600,000 from two entities affiliated with St. Paul Venture Capital, Inc., which is the beneficial owner of more than five percent of our outstanding common stock. These loans bore interest at 10% per year and matured on the earlier to occur of their six month anniversary or the date on which we sold at least $5 million of our capital stock. We repaid the principal amount of these loans with accrued interest in connection with our December 1998 sale of Series B preferred stock.

Guy Haddleton Transactions

    In March 1998 we borrowed $50,000 from Guy Haddleton, our Chairman of the Board, Chief Executive Officer and President. This loan bore interest at the rate of 36.5% per year and was repayable on demand. We repaid the principal amount of this loan with accrued interest in October 1998.

    In June 2000 Guy Haddleton, our Chairman of the Board, President and Chief Executive Officer, sold 40,000 shares of our common stock to Neil Bastick, our Senior Managing Director—International, for a total purchase price of $250,000 (or $6.25 per share). In connection with this transaction, we incurred a stock-based compensation charge of approximately $74,000.

Transactions with Kunzle Planning Systems

    In November 1996 we entered into an agreement with Kunzle Planning Systems, a partnership whose partners were George C. Kunzle, Valerie M. Kunzle and Adrian E. Kunzle. Pursuant to this agreement, Kunzle Planning Systems sold to us the intellectual property and worldwide distribution rights to our original Adaytum Planning product. In exchange we agreed to make 125 monthly payments of £2,000 ($3,362 based on the exchange rate at November 30, 1996) each. In December 1998 we paid Kunzle Planning Systems £246,226 ($408,415 based on the exchange rate at December 31, 1998) in full payment of our remaining obligations. Each of George C. Kunzle, Valerie M. Kunzle and Adrian E. Kunzle is the beneficial owner of more than five percent of our common stock. Each of George C. Kunzle and Adrian E. Kunzle was a member of our board of directors at the time of these transactions.

PRINCIPAL STOCKHOLDERS

    The following table provides information concerning beneficial ownership of our common stock as of the date of this prospectus for (1) each person or group that we know beneficially owns more than five percent of our outstanding common stock, (2) each of our named executive officers, (3) each of our directors and (4) all of our directors and executive officers as a group.

    The following table lists the applicable percentage of beneficial ownership based on 21,808,355 shares of common stock, as adjusted to reflect the conversion of our outstanding shares of preferred stock upon completion of this offering. The table also lists the applicable percentage of beneficial ownership based on            shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' overallotment option.

    Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding those options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
Entities affiliated with St. Paul Venture Capital, Inc.(1)	4,202,989	19.3%		%
Michael B. Gorman(1)	4,202,989	19.3
3i Group plc(2)	3,720,821	17.1
George C. Kunzle(3)(4)	3,356,000	15.4
Valerie M. Kunzle(3)(5)	3,356,000	15.4
John David Guy Haddleton(6)(7)	2,904,750	13.2
Adrian E. Kunzle(8)	1,516,000	7.0
Andersen Consulting LLP(9)	1,365,188	6.3
C. Scott Killips(9)	1,365,188	6.3
Entities affiliated with H&Q Venture Management L.L.C.(10)	1,332,803	6.1
Ronald Howie(11)	1,238,119	5.7
Susan M. Strother(6)	650,917	3.0
Mark W. Galloway(6)	92,646	*
Adam Thier(6)	92,646	*
Michael H. Mehr(6)	54,688	*
Bernard R. Fisher(6)	39,584	*
Robert E. Switz	—	*
All directors and executive officers as a group (12 persons)(12)	9,551,886	42.5

*
Less than 1%

(1)
Consists of 2,567,646 shares held by St. Paul Venture Capital IV, L.L.C.; 1,537,918 shares held by St. Paul Venture Capital V, L.L.C.; and 97,425 shares held by St. Paul Venture Capital Affiliates Fund I, L.L.C. The address of all of these entities is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344. Mr. Gorman shares voting control and investment power with respect to the shares held by each of these entities by virtue of his position as an officer of St. Paul Venture Capital, Inc., the managing partner of each of these entities. Mr. Gorman disclaims beneficial ownership of these shares other than his pecuniary interest therein.

(2)
3i Group plc's address is 91 Waterloo Road, London SE1 8XP, England.

(3)
George C. Kunzle's and Valerie Kunzle's address is Suffolk Cottage, School Lane, Denmead, Hampshire, P07 6LY, England.

(4)
Includes 1,500,000 shares held by Mr. G. Kunzle's wife, Valerie M. Kunzle, and 10,000 shares held by Mr. G. Kunzle as the sole voting trustee of a trust for the benefit of Mr. G. Kunzle's sister, brother and niece. Mr. G. Kunzle disclaims beneficial ownership of the shares owned by his wife and the shares he holds as trustee. See table on the next page for information regarding the effect of the exercise in full of the underwriters' over-allotment option on George C. Kunzle's ownership.

(5)
Includes 1,846,000 shares held by Mrs. Kunzle's husband, George C. Kunzle, and 10,000 shares held by Mr. G. Kunzle as the sole voting trustee of a trust for the benefit of Mr. G. Kunzle's sister, brother and niece. Mrs. Kunzle disclaims beneficial ownership of these shares owned by her husband and the shares he holds as trustee. See table on the next page for information regarding the effect of the exercise in full of the underwriters' over-allotment option on Valerie M. Kunzle's ownership.

(6)
Includes shares issuable to the following persons pursuant to options exercisable within 60 days of the date of this prospectus: Mr. Haddleton, 118,750 shares; Mr. Fisher, 39,584 shares; Ms. Strother, 197,917 shares; Mr. Mehr, 29,688 shares; Mr. Galloway, 92,646 shares; and Mr. Thier, 87,646 shares.

(7)
Mr. Haddleton's address is 2051 Killebrew Drive, Suite 400, Minneapolis, MN 55425.

(8)
Includes 413,793 shares held by Mr. A. Kunzle as trustee of a trust in which he and his minor children have interests; 16,000 shares held by Mr. A. Kunzle's wife individually; and 4,264 shares held by Mr. A. Kunzle's wife as the trustee of a trust the sole beneficiary of which is Mr. A. Kunzle's minor daughter. Mr. A. Kunzle disclaims beneficial ownership of the shares owned by his wife individually and as trustee. Mr. A. Kunzle's address is 2200 Delaware Avenue, Wilmington, DE 19806.

(9)
Andersen Consulting's address is 100 South Wacker Drive, Suite 500, Chicago IL 60606. Mr. Killips is a partner of Andersen Consulting. Mr. Killip's shares voting control and investment power with respect to these shares. Mr. Killips disclaims beneficial ownership other than his pecuniary interest therein. Does not include 1,365,188 shares issuable upon exercise of a warrant that is vested but is not exercisable within 60 days of the date of this prospectus.

(10)
Consists of 932,964 shares held by H&Q Adaytum Investors, LP; 242,292 shares held by Hambrecht & Quist California; 84,746 shares held by Hambrecht & Quist Employee Venture Fund, L.P.; 44,918 shares held by Hambrecht & Quist Employee Venture Fund, L.P. II. and 27,883 shares held by Hambrecht & Quist Employee Venture Fund 2000, L.P. Hambrecht & Quist California is the sole owner of H&Q Venture Management LLC, which is the general partner of Hambrecht & Quist Employee Venture Fund, L.P., Hambrecht & Quist Employee Venture Fund, L.P. II and Hambrecht & Quist Employee Venture Fund 2000, L.P., and of Hambrecht & Quist Management Corporation, which is the general partner of H&Q Adaytum Investors, L.P. The address of all of these entities is 1 Bush Street, San Francisco, CA 94104.

(11)
Mr. Howie's address is Holmhill, 9 Greenfield Avenue, Alloway, Ayrshire KA7 4NW, Scotland. Includes 14,763 shares held by Mr. Howie's wife. Mr. Howie disclaims beneficial ownership of shares owned by his wife.

(12)
Includes shares beneficially owned by Messrs. Gorman and Killips as described in notes 1 and 9. Also includes those shares issuable upon exercise of options described in note 6 and 105,288 shares issuable pursuant to options exercisable with 60 days of the date of this prospectus that are held by executive officers not named in note 6.

    If the underwriters' over-allotment option is exercised in full, we will sell an additional      shares of common stock and George C. Kunzle, Valerie M. Kunzle and Ronald Howie, as selling stockholders, will sell a total of      shares of common stock. The following table presents information regarding the selling stockholders' beneficial ownership of our common stock as of the date of this prospectus as adjusted to reflect the sale of common stock by each selling stockholder assuming the underwriters exercise the over-allotment option in full:

	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Beneficially Owned After the Offering
Name of Selling Stockholder
	Number	Percentage	Number	Percentage
George C. Kunzle(1)	3,356,000	15.4%			%
Valerie M. Kunzle(2)	3,356,000	15.4
Ronald Howie(3)	1,238,119	5.7

(1)
Includes 1,500,000 shares held by Mr. Kunzle's wife, Valerie M. Kunzle before the offering and       shares held by her after offering, and 10,000 shares held by Mr. G. Kunzle as the sole voting trustee of a trust for the benefit of Mr. G. Kunzle's sister, brother and niece. Mr. G. Kunzle disclaims beneficial ownership of the shares owned by his wife and the shares he holds as trustee.

(2)
Includes 1,846,000 shares held by Mrs. Kunzle's husband, George C. Kunzle, before the offering and       shares held by her after the offering, and 10,000 shares held by Mr. G. Kunzle as the sole voting trustee of a trust for the benefit of Mr. G. Kunzle's sister, brother and niece. Mrs. Kunzle disclaims beneficial ownership of the shares owned by her husband and the shares he holds as trustee.

(3)
Includes 14,763 shares held by Mr. Howie's wife. Mr. Howie disclaims beneficial ownership of these shares.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 70,000,000 shares of capital stock, par value $.01 per share, of which 50,000,000 are designated as common stock and 20,000,000 are designated as preferred stock.

Common Stock

    We have 21,808,355 shares of common stock outstanding, held by approximately 85 stockholders of record, after giving effect to the automatic conversion of our preferred stock into common stock on the completion on this offering.

    Holders of our common stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. See "Dividend Policy."

    Upon a liquidation, dissolution or winding up of Adaytum, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of Adaytum, subject to the prior rights of any preferred stock then outstanding. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

    Upon the completion of this offering, all of our outstanding shares of preferred stock will convert into 10,665,750 shares of common stock. These shares of preferred stock will no longer be issued or outstanding after completion of this offering.

    Our board of directors has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series and to fix the number of shares, designations and preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters.

    The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. It may also have the effect of delaying, deferring or preventing a change in control of Adaytum. We have no current plans to issue any shares of preferred stock.

Registration Rights

    After this offering, the holders of 18,876,670 shares of common stock (including 1,365,188 shares of common stock issuable on exercise of outstanding warrants) will be entitled to rights with respect to the registration of the sale of those shares under the Securities Act as follows:

  Demand Registration Rights: At any time after six months from the date of this prospectus, the holders of at least 50% of the shares of common stock that then have registration rights can request that we register the sale of all or a portion of their shares. Upon such a request, we must, subject to specified restrictions and limitations, use our best efforts to cause a registration statement covering the sale of the number of shares of common stock that are subject to the request to become effective. The holders may only require us to file up to two registration statements on Form S-1 and two registration statements per year on Form S-3 in response to their demand registration rights.

  Piggyback Registration Rights: The holders of these shares can request that we register the sale of their shares any time we are filing a registration statement to register securities for our own account, with various exceptions, including the registration statement relating to this offering. These registration opportunities are unlimited but in limited situations the underwriters may reduce the number of shares that the holders of our registration rights may include in our registration statement.

In any situation where underwriters propose to limit the number of shares any stockholder may include in a registration statement, the holders of registration rights have agreed that Ronald Howie, John David Guy Haddleton, George Kunzle, Valerie Kunzle, Adrian Kunzle, individually and as trustee for a trust for the benefit of himself and his minor children, and the trustee of a trust the sole beneficiary of which is Adrian Kunzle's minor daughter, will each have the right to include up to 10% of their respective shares before any other holder of common stock having registration rights is allowed to include their shares in a registration statement. These registration rights terminate, as to any stockholder, on the later of June 12, 2002 or the date on which registration would no longer be required for the immediate public sale of all of the shares or common stock subject to the registration rights held by that stockholder.

Warrants

    We have outstanding warrants to purchase 1,438,648 shares of common stock. These warrants have a weighted-average exercise price of $4.96 and expire between March 2007 and June 2009. For more information regarding the warrant issued to Andersen Consulting (which covers 1,365,188 shares of our common stock), see the section entitled "Certain Relationships and Related Transactions."

Anti-Takeover Effects of Delaware Laws and our Certificate of Incorporation and Bylaws

    Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, proxy contest or otherwise. They could also make it more difficult to remove incumbent officers and directors. We expect that these provisions, which we summarize below, will discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203, subject to certain exemptions, prohibits a Delaware corporation from engaging in any of a broad range of "business combinations" and "control share acquisitions" involving an "interested" stockholder, or any affiliate or associate of an interested stockholder, for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. We expect that the existence of this provision may discourage, delay, defer or prevent change in control transactions not approved in advance by our board of directors, including transactions that might result in a premium over the market price for shares of our common stock.

    In addition, the following provisions of our certificate of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by our stockholders:

  •
  Our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors, which may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors.

  •
  Our bylaws provide that special meetings of stockholders may be called only by the chairman of the board, the president, a majority of the board of directors or the holders of at least a majority of the shares entitled to vote in the election of directors. This provision may make it more difficult for a stockholder to call a meeting to change the composition of our board or take other actions.

  •
  The unissued shares of common stock and preferred stock authorized under our certificate of incorporation are available for future issuance without stockholder approval. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. This could make it more difficult or discourage an attempt to obtain control of Adaytum by means of a proxy contest, tender offer, merger or otherwise.

Listing

    We intend to apply for listing of our common stock on the Nasdaq National Market under the symbol ADAY.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock will be Wells Fargo Bank Minnesota, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

    Upon the closing of this offering, we will have      shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option.

    The      shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

    We issued and sold the remaining 21,808,355 shares in private transactions and they are "restricted securities" as that term is defined under the Securities Act. These shares will be eligible for sale in the public market, subject to compliance with volume restrictions in the case of shares held by affiliates and by non-affiliates who have held shares for more than one but less than two years as follows:

  •
  shares are currently eligible;

  •
  shares will become eligible beginning 90 days after the date of this prospectus;

  •
  shares will become eligible beginning 180 days after the date of this prospectus; and

  •
  the remaining            shares will become eligible at various times beginning 180 days after the date of this prospectus, following expiration of a one-year holding period following their initial issuance.

    The discussion above reflects the effect of agreements that substantially all of our stockholders, option holders and warrant holders have entered into with the underwriters or Adaytum in which they have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days from the date of this prospectus. The underwriters may waive these agreements at any time without prior notice.

Rule 144

    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person, including an affiliate, who has beneficially owned our shares for at least one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately            shares immediately after this offering) or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date of such sale. Sales under Rule 144 also are subject to requirements pertaining to the manner and notice of such sales and the availability of current public information concerning us.

Rule 144(k)

    Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days before a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares without regard to the requirements described above. Therefore, unless otherwise restricted, shares eligible for resale under Rule 144(k) may be sold immediately upon the completion of this offering. To the extent that shares were acquired from an affiliate of ours, the transferee's holding period for the purpose of eligibility for use of Rule 144(k) commences on the date of transfer from our affiliate.

Rule 701

    In general, Rule 701 provides that, beginning 90 days after the date of this prospectus, persons other than affiliates may sell shares of common stock acquired from us in connection with written compensatory benefit plans, such as our stock option plans, subject only to the manner of sale provisions of Rule 144.

Beginning 90 days after the date of this prospectus, affiliates may sell these shares of common stock if they comply with all of the provisions of Rule 144 except the one-year minimum holding period.

Form S-8

    Approximately 180 days after the date of this prospectus, we intend to file registration statements on Form S-8 under the Securities Act to register the issuance and sale of all shares of common stock then issuable under our employee benefit plans. See "Management—Benefit Plans." These Form S-8 registration statements will become effective immediately upon filing. Any shares that we issue under these registration statements will be eligible for immediate resale in the public markets, subject to the Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

    All of our executive officers and directors and the holders of approximately  % of our common stock and  % of the shares underlying our outstanding stock options and warrants have agreed, for a period of 180 days from the effective date of the registration statement containing this prospectus, without the prior written consent of Chase Securities Inc., all three of the representatives of the underwriters or Adaytum, not to sell, offer, contract to sell, transfer economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our common stock, with the exception of specific family and estate planning transfers. Chase Securities Inc. may remove these lock-up restrictions prior to the expiration of the lock-up period without prior public notice.

Registration Rights

    After the closing of this offering, the holders of 18,876,670 shares of our common stock (including 1,365,188 shares of common stock issuable on exercise of an outstanding warrant), or their transferees, will be entitled to rights with respect to the registration of the sale of those shares under the Securities Act. See "Description of Capital Stock—Registration Rights." Shares that selling stockholders sold under a registration statement would thereafter be freely tradable without restriction under the Securities Act subject to the Rule 144 limitations applicable to any affiliates who purchased them.

Effect of Sales on Market Price

    There has never been a public market for our common stock. We cannot predict the extent to which interest in our common stock will lead to the development of an active, liquid trading market after this offering. In addition, we cannot predict what effect, if any, that future sales of shares of our common stock in the open market or the availability of shares of our common stock for sale will have on the market price prevailing from time to time. We believe, however, that sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline.

UNDERWRITING

    Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc. and FAC/Equities, a division of First Albany Corporation, are the representatives of the underwriters. Chase H&Q is the business name Chase Securities Inc. uses to describe its equity underwriting business. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Chase Securities Inc.
U.S. Bancorp Piper Jaffray Inc.
FAC/Equities, a division of First Albany Corporation

Total

    The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, the selling stockholders, our counsel and our independent auditors. The underwriters are committed to purchase all the shares of common stock offered by us, other than those covered by the over-allotment option described below, if they purchase any of the shares.

    The underwriters propose to offer the shares directly to the public at the initial public offering price shown on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and those dealers may reallow, a concession not in excess of $      per share to other dealers. After the initial offering of shares, the underwriters may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of five percent of the shares of common stock offered hereby.

    We and the selling stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to            additional shares of common stock from us and a total of      shares of common stock from the selling stockholders at the initial public offering price, less the underwriting discount shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of those additional shares which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered in this offering. We and the selling stockholders will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered in this offering.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    The following table provides information regarding the amount of the discount to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

Paid to the Underwriters
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

    We will pay the offering expenses, estimated to be $      million, excluding the underwriting discount.

    We and, if the underwriters exercise their over-allotment option, the selling stockholders, have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

    We, our executive officers and directors, the holders of substantially all of our outstanding common stock and the holders of substantially all of our outstanding stock options and warrants have agreed for a period of 180 days from the effective date of the registration statement containing this prospectus they will not, without the prior written consent of Chase Securities Inc., all of the representatives of the underwriters or Adaytum, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our common stock, with certain exceptions, including specific family and estate planning transfers. In addition, during this period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors, the holders of substantially all of our outstanding common stock and the holders of those of our outstanding warrants that have registration rights have agreed not to make any demand for the registration of any shares of common stock or other securities issued by us, without the prior written consent of either Chase Securities Inc. or all of the representatives of the underwriters, other than this offering.

    The underwriters, at our request, have reserved for sale at the initial public offering price up to      shares of common stock to be sold in this offering for sale to our employees, to directors and parties related to them and to service providers and other third parties with whom we have business relationships. These reserved shares will be sold at the public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased by these persons. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock in this offering will be determined by negotiation between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include prevailing market conditions, the history of and the prospects for the industry in which we compete, an assessment of our management, our prospects, our capital structure, our results of operations in recent periods and other factors deemed relevant.

    Some of the persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in a syndicate covering transaction. Stabilizing transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Stabilizing transactions, if commenced, may be discontinued at any time.

    Entities affiliated with Chase Securities Inc. own shares of our preferred stock that will convert automatically into a total of 1,332,803 shares of our common stock upon completion of this offering, which will represent    % of our outstanding common stock immediately following the completion of this offering.

LEGAL MATTERS

    Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the issuance of shares of common stock offered by this prospectus for us. Fulbright & Jaworski L.L.P., New York, NY, will pass upon certain legal matters for the underwriters. D&W Ventures I, LLC, a limited liability company all of the members of which are current or former partners of Dorsey & Whitney LLP, beneficially owns a total of 84,746 shares of our Series B preferred stock, 45,084 shares of our Series C preferred stock and 12,000 shares of our Series D preferred stock, which will automatically convert into a total of 141,930 shares of our common stock on completion of this offering.

EXPERTS

    The financial statements as of June 30, 1999 and December 31, 1999 and for the year ended June 30, 1999 and the six month period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements as of June 30, 1998 and for the years ended June 30, 1997 and 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance on the report of such firm given on their authority as experts in accounting and auditing.

    On August 18, 1999, on the recommendation of the audit committee and with the approval of the board of directors, we engaged PricewaterhouseCoopers LLP to audit our consolidated financial statements for the year ended June 30, 1999. There were no disagreements between us and our prior accountants, Deloitte & Touche LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The audit opinion of Deloitte & Touche LLP for the fiscal years ended June 30, 1997 and 1998 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified as to uncertainty, audit scope or accounting principles.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Adaytum and our common stock, please review the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete, and reference is made in each case to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by reference to the exhibit. You may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

    Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and the web site of the Commission referred to above.

Adaytum Software, Inc.
(formerly Adaytum KPS Software Limited)
Index to Financial Statements

Page
Report of PricewaterhouseCoopers LLP, Independent Accountants	F-2
Report of Deloitte & Touche LLP, Independent Auditors	F-3
Consolidated Financial Statements:
Consolidated Balance Sheets as of June 30, 1998 and 1999, December 31, 1999, June 30, 2000 (unaudited) and June 30, 2000 (pro forma unaudited)	F-4
Consolidated Statements of Operations for the years ended June 30, 1997, 1998 and 1999, the six months ended December 31, 1998 (unaudited) and 1999, and the six months ended June 30, 1999 (unaudited) and 2000 (unaudited)	F-5
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss for the years ended June 30, 1997, 1998 and 1999, the six months ended December 31, 1999, and the six months ended June 30, 2000 (unaudited)	F-7
Consolidated Statements of Cash Flows for the years ended June 30, 1997, 1998 and 1999, the six months ended December 31, 1998 (unaudited) and 1999, and the six months ended June 30, 1999 (unaudited) and 2000 (unaudited)	F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Adaytum Software, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Adaytum Software, Inc. (formerly Adaytum KPS Software Limited) and its subsidiaries at June 30, 1999 and December 31, 1999, and the results of their operations and their cash flows for the year ended June 30, 1999 and the six months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
August 1, 2000

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Adaytum Software, Inc.
Bloomington, Minnesota:

We have audited the accompanying consolidated balance sheet of Adaytum Software, Inc. (formerly Adaytum KPS Software Limited) and subsidiaries (the Company), as of June 30, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the two years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1998 and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1998 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Minneapolis, Minnesota
June 16, 1999

Adaytum Software, Inc.
(formerly Adaytum KPS Software Limited)
Consolidated Balance Sheets
(In thousands, except for share and per share amounts)

	June 30,			June 30, 2000
			December 31, 1999
	1998	1999		Actual	Pro Forma
				(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$61	$505	$735	$7,478	$7,478
Marketable securities	—	1,100	2,800	—	—
Accounts receivable, net	3,863	5,788	4,944	8,367	8,367
Other current assets	154	284	471	694	694

Total current assets	4,078	7,677	8,950	16,539	16,539
Property and equipment, net	508	1,587	2,653	3,118	3,118
Intangible assets	202	25	—	10,707	10,707
Other assets	5	5	38	246	246

	$4,793	$9,294	$11,641	$30,610	$30,610

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Line of credit	$413	$377	$68	$1,719	$1,719
Current portion of long-term debt	244	284	473	1,118	1,118
Accounts payable	1,245	1,359	2,198	2,465	2,465
Accrued expenses	1,465	2,430	2,564	3,081	3,081
Deferred revenue	1,641	3,335	3,945	6,054	6,054

Total current liabilities	5,008	7,785	9,248	14,437	14,437
Long-term debt, less current portion	433	203	530	767	767

Total liabilities	5,441	7,988	9,778	15,204	15,204

Commitments (Note 5)
Series B, convertible redeemable preferred stock; $.01 par value; 4,350,000 shares authorized, 4,322,035 shares issued and outstanding, net of unamortized issuance costs	—	4,823	4,844	4,866	—
Series C, convertible redeemable preferred stock; $.01 par value; 2,750,100 shares authorized, 2,071,056 and 2,750,091 shares issued and outstanding, respectively, net of unamortized issuance costs	—	—	6,070	8,066	—
Series D, convertible redeemable preferred stock; $.01 par value; 2,049,624 shares authorized, 2,049,624 shares issued and outstanding, net of unamortized issuance costs.	—	—	—	17,507	—
Stockholders' equity (deficit):
Series A convertible preferred stock; $.01 par value; 1,544,000 shares authorized, issued and outstanding	15	15	15	15	—
Common stock, $.01 par value; 50,000,000 shares authorized; 10,810,000, 10,810,000, 10,813,645, 11,139,415 and 21,805,165 shares issued and outstanding, respectively	108	108	108	111	218
Additional paid-in capital	1,021	1,030	1,263	12,727	43,074
Deferred stock-based compensation	—	(27)	(238)	(9,197)	(9,197)
Accumulated deficit	(1,785)	(4,620)	(10,247)	(18,758)	(18,758)
Accumulated other comprehensive income (loss)	(7)	(23)	48	69	69

Total stockholders' equity (deficit)	(648)	(3,517)	(9,051)	(15,033)	15,406

Total liabilities, convertible redeemable preferred stock and stockholders' equity (deficit)	$4,793	$9,294	$11,641	$30,610	$30,610

The accompanying notes are an integral part of these consolidated financial statements.

Adaytum Software, Inc.
(formerly Adaytum KPS Software Limited)
Consolidated Statements of Operations
(In thousands, except for share and per share amounts)

	Year Ended June 30,			Six Months Ended December 31,		Six Months Ended June 30,
	1997	1998	1999	1998	1999	1999	2000
				(Unaudited)		(Unaudited)	(Unaudited)
Revenues:
License	$2,968	$5,671	$10,158	$4,919	$5,590	$5,239	$7,757
Service and maintenance	2,371	5,101	9,885	4,273	6,572	5,612	8,275

Total revenues	5,339	10,772	20,043	9,192	12,162	10,851	16,032

Cost of revenues:
License	62	110	127	86	18	41	32
Service and maintenance	974	2,349	5,473	2,504	4,099	2,969	5,258

Total cost of revenues	1,036	2,459	5,600	2,590	4,117	3,010	5,290

Gross profit	4,303	8,313	14,443	6,602	8,045	7,841	10,742

Operating expenses:
Sales and marketing(1)	2,037	4,482	7,972	3,450	6,947	4,522	10,427
Research and development(1)	889	1,371	4,207	1,719	2,679	2,488	3,648
General and administrative(1)	1,909	3,054	4,919	1,917	3,982	3,002	3,945
Amortization of intangible assets	191	195	177	89	25	88	286
Stock-based compensation	—	—	3	—	35	3	773

Total operating expenses	5,026	9,102	17,278	7,175	13,668	10,103	19,079

Loss from operations	(723)	(789)	(2,835)	(573)	(5,623)	(2,262)	(8,337)

Other income (expense):
Interest income	8	1	62	—	79	62	58
Interest expense(1)	(8)	(58)	(57)	(25)	(39)	(32)	(117)
Other income (expense)	—	25	1	—	(44)	1	(115)

Total other income (expense)	—	(32)	6	(25)	(4)	31	(174)

Loss before income taxes	(723)	(821)	(2,829)	(598)	(5,627)	(2,231)	(8,511)
Income tax expense	96	124	6	—	—	6	—

Net loss	(819)	(945)	(2,835)	(598)	(5,627)	(2,237)	(8,511)

Accretion on preferred stock	—	—	21	—	22	21	(2,025)

Net loss applicable to common stockholders	$(819)	$(945)	$(2,856)	$(598)	$(5,649)	$(2,258)	$(10,536)

Basic and diluted net loss per common share	$(.08)	$(.09)	$(.26)	$(.06)	$(.52)	$(.21)	$(.96)

Shares used in computing basic and diluted net loss per common share	10,790,767	10,810,000	10,810,000	10,810,000	10,810,357	10,810,000	11,028,542

Unaudited pro forma basic and diluted net loss per share			$(.20)		$(.32)		$(.43)

Shares used in computing unaudited pro forma basic and diluted net loss per share			14,515,018		17,655,641		19,567,555

(1) Excludes noncash, stock-based compensation as follows:
Sales and marketing	—	—	—	—	7	—	272
Research and development	—	—	—	—	9	—	295
General and administrative	—	—	3	—	19	3	206

	$—	$—	$3	$—	$35	$3	$773

The accompanying notes are an integral part of these consolidated financial statements.

Adaytum Software, Inc.
(formerly Adaytum KPS Software Limited)
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss
(In thousands, except for share amounts)

	Series A Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital	Deferred Stock Based Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)	Comprehensive Loss
	Shares	Amount	Shares	Amount
Balance at June 30, 1996	—	$—	10,810,000	$108	$—	$—	$60	$(2)	$166
Net loss	—	—	—	—	—	—	(819)	—	(819)	$(819)
Issuance of shares	1,544,000	15	108,000	1	1,021	—	—	—	1,037	—
Redemption of shares	—	—	(108,000)	(1)	—	—	(81)	—	(82)	—
Translation adjustment	—	—	—	—	—	—	—	1	1	1

Balance at June 30, 1997	1,544,000	15	10,810,000	108	1,021	—	(840)	(1)	303	$(818)

Net loss	—	—	—	—	—	—	(945)	—	(945)	$(945)
Translation adjustment	—	—	—	—	—	—	—	(6)	(6)	(6)

Balance at June 30, 1998	1,544,000	15	10,810,000	108	1,021	—	(1,785)	(7)	(648)	$(951)

Accretion on preferred stock	—	—	—	—	(21)	—	—	—	(21)
Deferred stock-based compensation	—	—	—	—	30	(30)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	3	—	—	3
Net loss	—	—	—	—	—	—	(2,835)	—	(2,835)	$(2,835)
Translation adjustment	—	—	—	—	—	—	—	(16)	(16)	(16)

Balance at June 30, 1999	1,544,000	15	10,810,000	108	1,030	(27)	(4,620)	(23)	(3,517)	$(2,851)

Exercise of stock options	—	—	3,645	—	4	—	—	—	4
Accretion of preferred stock	—	—	—	—	(22)	—	—	—	(22)
Deferred stock-based compensation	—	—	—	—	251	(251)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	40	—	—	40
Net loss	—	—	—	—	—	—	(5,627)	—	(5,627)	$(5,627)
Translation adjustment	—	—	—	—	—	—	—	71	71	71

Balance at December 31, 1999	1,544,000	15	10,813,645	108	1,263	(238)	(10,247)	48	(9,051)	$(5,556)

Issuance of common shares in conjunction with the acquisition of Business Budget Management Solutions (unaudited)	—	—	267,857	3	1,287	—	—	—	1,290
Exercise of stock options (unaudited)	—	—	57,913	—	59	—	—	—	59
Deferred stock-based compensation (unaudited)	—	—	—	—	9,824	(9,824)	—	—	—
Amortization of stock-based compensation (unaudited)	—	—	—	—	—	865	—	—	865
Original issue discounts related to warrants (unaudited)	—	—	—	—	50	—	—	—	50
Warrants issued in conjunction with debt (unaudited)	—	—	—	—	269	—	—	—	269
Beneficial conversion feature associated with preferred stock (unaudited)	—	—	—	—	2,000	—	—	—	2,000
Accretion of preferred stock (unaudited)	—	—	—	—	(2,025)	—	—	—	(2,025)
Net loss (unaudited)	—	—	—	—	—	—	(8,511)	—	(8,511)	$(8,511)
Translation adjustment (unaudited)	—	—	—	—	—	—	—	21	21	21

Balance at June 30, 2000 (unaudited)	1,544,000	$15	11,139,415	$111	$12,727	$(9,197)	$(18,758)	$69	$(15,033)	$(8,490)

The accompanying notes are an integral part of these consolidated financial statements.

Adaytum Software, Inc.
(formerly Adaytum KPS Software Limited)
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended June 30,			Six Months Ended December 31,		Six Months Ended June 30,
	1997	1998	1999	1998	1999	1999	2000
				(Unaudited)		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(819)	$(945)	$(2,835)	$(598)	$(5,627)	$(2,237)	$(8,511)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Provision for doubtful accounts	24	230	165	—	250	165	(34)
Depreciation and amortization	319	411	577	117	424	460	1,076
Compensation related to stock options and warrants	—	—	3	—	40	3	897
Changes in assets and liabilities, net of effect from acquisition:
Accounts receivable	(951)	(1,894)	(2,090)	423	594	(2,513)	(3,115)
Other assets	89	(91)	(95)	(448)	(220)	353	(106)
Accounts payable	239	751	114	763	839	(649)	6
Accrued expenses and other	156	437	949	432	205	517	486
Deferred revenue	290	1,076	1,694	265	610	1,429	2021

Net cash (used in) provided by operating activities	(653)	(25)	(1,518)	954	(2,885)	(2,472)	(7,280)

Cash flows from investing activities:
Additions to property and equipment	(194)	(304)	(1,111)	(503)	(1,262)	(608)	(595)
Purchase of marketable securities	—	—	(4,000)	—	(5,500)	(4,000)	(2,100)
Proceeds from sale of marketable securities	—	—	2,900	—	3,800	2,900	4,900
Purchase of remaining interest in Adaytum Limited	(197)	—	—	—	—	—	—

Net cash (used in) provided by investing activities	(391)	(304)	(2,211)	(503)	(2,962)	(1,708)	2,205

Cash flows from financing activities:
(Decrease) increase in line of credit	(60)	413	(36)	(413)	(309)	377	1,601
Proceeds from issuance of long-term debt	90	86	—	—	500	—	732
Payments on long-term debt	(72)	(213)	(593)	(551)	(187)	(42)	(400)
Repurchase of common stock	(81)	—	—	—	—	—	—
Proceeds from sale of common stock	1,036	—	—	—	—	—	—
Proceeds from exercise of stock options	—	—	—	—	4	—	59
Proceeds from sale of Series B preferred stock, net of offering costs	—	—	4,802	4,802	—	—	—
Proceeds from sale of Series C preferred stock, net of offering costs	—	—	—	—	6,069	—	1,993
Proceeds from sale of Series D preferred stock, net of offering costs	—	—	—	—	—	—	7,833

Net cash (used in) provided by financing activities	913	286	4,173	3,838	6,077	335	11,818

Net increase (decrease) in cash and cash equivalents	(131)	(43)	444	4,289	230	(3,845)	6,743
Cash and cash equivalents at beginning of period	235	104	61	61	505	4,350	735

Cash and cash equivalents at end of period	$104	$61	$505	$4,350	$735	$505	$7,478

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$8	$32	$57	$25	$39	$32	$95

Cash paid during the period for income taxes	$60	$—	$46	$—	$54	$46	$—

Supplemental disclosures of noncash investing and financing activities:
Long-term debt incurred for property and equipment	$120	$142	$403	$0	$203	$403	$589

Long-term debt incurred for intangible assets	$427	$—	$—	$—	$—	$—	$—

Common stock issued for acquisition	$—	$—	$—	$—	$—	$—	$1,290

Value of warrants issued with debt	$—	$—	$—	$—	$—	$—	$319

Accretion of preferred stock	$—	$—	$21	$—	$22	$21	$2,025

Series D preferred stock issued for strategic alliance	$—	$—	$—	$—	$—	$—	$9,674

Warrants issued to Andersen Consulting	$—	$—	$—	$—	$—	$—	$8,291

The accompanying notes are an integral part of these consolidated financial statements.

Adaytum Software, Inc.

(formerly Adaytum KPS Software Limited)

Notes to Consolidated Financial Statements

(In thousands, except for share and per share amounts)

1.  Description of the Business

  Adaytum Software, Inc. and its subsidiaries (the "Company") are principally engaged in the development, marketing, sale, installation, support, and training in the use of Internet-based enterprise business planning software that allows organizations to plan, track, analyze and forecast key business activities in a proactive and collaborative manner. On July 21, 1998, Adaytum Software, Inc., a Delaware corporation, was incorporated with the intent that this entity would become the new parent company of Adaytum KPS Software Limited and its subsidiaries. As discussed in Note 6, the shareholders of Adaytum KPS Software Limited participated in a tax-free exchange of stock with Adaytum Software, Inc. on December 31, 1998. As a result of the exchange, Adaytum KPS Software Limited became a wholly-owned subsidiary of Adaytum Software, Inc.

  The Company is subject to risks and uncertainties common to rapidly growing technology-based companies, including rapid technological change, new product development and acceptance, actions of competitors, dependence on key personnel, international expansion, lengthy sales cycle, volatility of technology stocks, history of losses, negative cash flows, limited operating history, dependence on relationships with third parties and availability of additional financing.

  The Company has sustained losses and negative cash flows from operations and expects these conditions to continue for the foreseeable future. As of June 30, 2000, the Company had an accumulated deficit of $18,758. The implementation of the Company's business plan is dependent on sufficient capital. On April 17, 2000, the board of directors authorized the Company to proceed with an initial public offering ("IPO").

  The Company expects that the net proceeds from private equity offerings (see Note 11) will be sufficient to meet its working capital and capital expenditure needs through December 31, 2000. After that, the Company will utilize the proceeds from the planned IPO, if successful, and may need to raise additional funds, and it cannot be certain that it will be able to obtain additional financing on favorable terms, if at all. If the Company cannot raise funds, if needed, on acceptable terms, it may be unable to realize its current plans or take advantage of unanticipated opportunities and could be required to slow its growth or reduce or shut down its operations.

  On February 17, 2000, the Company's board of directors authorized a change in the Company's year-end from June 30 to December 31.

2.  Summary of Significant Accounting Policies

  Basis of Presentation

  The consolidated financial statements include the accounts of Adaytum Software, Inc. and its wholly-owned subsidiaries operating in the United States, the United Kingdom, Denmark, France, Australia and Canada. All intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Interim Results (Unaudited)

  The accompanying consolidated financial statements as of June 30, 2000 and for the six months ended December 31, 1998 and June 30, 1999 and 2000, are unaudited. In the opinion of management, these consolidated statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim periods. The data disclosed in these notes to consolidated financial statements for these respective periods is also unaudited.

  Cash Equivalents

  The Company considers all liquid instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of these instruments.

  Marketable Securities

  The Company accounts for marketable securities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting for investments in fixed maturity securities and for equity securities with readily determinable fair values. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Currently, all marketable securities held by the Company are classified as available-for-sale. Available-for-sale securities are carried at fair value as determined by quoted market prices, with unrealized gains and losses, net of tax, reported within a separate component of stockholders' equity. Interest and dividends on securities classified as available-for-sale are included in interest income. All available-for-sale securities are classified as current assets since they are available for use in the Company's current operations. Marketable securities as of June 30, 1999 and December 31, 1999 consist of variable interest rate bonds with no unrealized gains or losses.

  Property and Equipment

  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed principally using the straight-line method over the shorter of the estimated useful lives of the individual assets or the lease term. Estimated useful lives generally range from three to five years.

  Intangible Assets

  Intangible assets at June 30, 1998 and 1999 consist primarily of intellectual property rights and exclusive worldwide distribution rights to software used in the Company's products which were amortized over a three year period. These intangible assets became fully amortized in the six months ended December 31, 1999. See note 11 for a discussion of intangible assets in subsequent periods.

  Long-Lived Assets

  The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. There was no impairment of the value of such assets for any period presented.

  Revenue Recognition

  Revenues are derived from licenses of the Company's software as well as software maintenance and support, training and consulting services. The Company recognizes revenue in accordance with American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9. Prior to July 1, 1998, the Company recognized revenue in accordance with SOP 91-1, "Software Revenue Recognition." The adoption of SOP 97-2 did not have a material effect on the timing of revenue recognition or cause changes to its revenue recognition policies.

  Revenues derived from software licenses are recognized when both parties sign a license agreement, the fee is fixed or determinable, collection is probable and delivery of the software has occurred. Under arrangements where both services and software licenses are sold under one arrangement, revenue is allocated to each element based on their respective fair values, with these fair values being determined using the price charged when that element is sold separately, or if not yet sold separately, is established by authorized management. The Company does not offer its customers a right of return.

  Maintenance and support revenues are deferred and recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting services are recognized when the services are performed.

  The allowance for doubtful accounts was $203, $531, $781 and $747 at June 30, 1998 and 1999, December 31, 1999, and June 30, 2000, respectively.

  Research and Development

  Expenditures for software research and development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility of the software is established. The Company's software research and development costs primarily relate to software development during the period prior to technological feasibility and are charged to operations as incurred. Costs otherwise capitalizable after technological feasibility is achieved are also expensed because they are insignificant.

  Advertising Expense

  The Company expenses advertising costs as incurred. Advertising expenses of approximately $115, $135, $178 and $74 were charged to operations during the years ended June 30, 1997, 1998 and 1999 and the six months ended December 31, 1999, respectively.

  Income Taxes

  The Company calculates income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Income taxes are deferred for all temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred taxes are recorded using the enacted tax rates scheduled by tax law to be in effect when the temporary differences are expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that the tax benefits may not be realizable.

  Foreign Currency Translation

  All assets and liabilities of the Company's foreign subsidiaries are translated from local currencies to U.S. dollars at period end rates of exchange, while the consolidated statement of operations is translated at the average exchange rates during the period. The functional currencies for the Company's subsidiaries in the United Kingdom, Canada, France, Australia and Denmark are the respective local currencies. Translation adjustments arising from the translation of net assets located outside of the United States into U.S. dollars are recorded as a separate component of stockholders' equity. Transaction gains or losses on sales to foreign customers which are denominated in their local currencies are recorded in the statement of operations. The Company has not experienced any significant transaction gains or losses.

  The Company adopted SFAS No. 130, "Reporting Comprehensive Income," effective July 1, 1998. Comprehensive income includes net income (loss) and items defined as other comprehensive income. SFAS No. 130 requires that items defined as other comprehensive income, such as foreign currency translation adjustments, be separately classified in the financial statements and that the accumulated balance of other comprehensive income be reported separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet.

  Concentrations of Credit Risks

  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable. Cash equivalents are money market funds purchased from one bank which are readily convertible into cash.

  The Company grants credit to customers in the ordinary course of business. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic areas. No single customer accounted for ten percent or more of total revenues for the years ended June 30, 1997, 1998 or 1999 or the six months ended December 31, 1999 or of trade accounts receivable at June 30, 1998 or 1999 or December 31, 1999.

  Stock-Based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

  Unaudited Pro Forma Balance Sheet

  Upon the closing of the Company's IPO, all of the outstanding shares of preferred stock (Series A, B, C and D) will automatically convert into shares of common stock. The Company's unaudited pro forma balance sheet as of June 30, 2000, reflects the conversion of 10,665,750 shares of preferred stock outstanding at June 30, 2000, into 10,665,750 shares of common stock.

  Net Loss Per Share

  Net loss per share is computed under SFAS No. 128, "Earnings Per Share." Basic and diluted net loss per common share is computed using the net loss applicable to common stockholders and the weighted- average number of shares of common stock outstanding. Diluted net loss per common share does not differ from basic net loss per common share since potential shares of common stock from conversion of preferred stock, stock options and warrants are anti-dilutive for all periods presented. Shares excluded from diluted earnings per share totaled 1,544,000, 1,544,000, 8,658,378, 5,866,035, 10,806,730 and 15,070,086 on June 30, 1997, 1998 and 1999, December 31, 1998 and 1999, and June 30, 2000, respectively. Unaudited pro forma basic and diluted net loss per share has been calculated using the net loss before accretion on preferred stock and assumes the conversion of all outstanding shares of preferred stock into shares of common stock, as if the shares had converted immediately upon their issuance.

  A reconciliation of the denominators of the basic and diluted net loss per common share and the unaudited pro forma basic and diluted net loss per share computations for the year ended June 30, 1999 and the six months ended December 31, 1999 and June 30, 2000 is presented below:

	Year Ended June 30, 1999	Six Months Ended December 31, 1999	Six Months Ended June 30, 2000
			(unaudited)
Shares calculation:
Weighted average basic and diluted common shares outstanding	10,810,000	10,810,357	11,028,541
Weighted average effect of preferred shares:
Series A	1,544,000	1,544,000	1,544,000
Series B	2,161,018	4,322,035	4,322,035
Series C	—	979,249	2,470,269
Series D	—	—	202,710

Total shares used to compute pro forma loss per share	14,515,018	17,655,641	19,567,555

  New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS No. 133, all derivatives must be recognized as assets and liabilities and measured at fair value. In July 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133" which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133" which amends certain aspects of SFAS No. 133. The adoption of SFAS No. 133 and SFAS No. 138, which is effective for the Company on January 1, 2001, is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

  In April 2000, the FASB issued FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation and Interpretation of APB No. 25," which is effective July 1, 2000, except for certain conclusions which cover specific events after either December 15, 1998 or January 12, 2000. FIN No. 44 clarifies the application of APB No. 25 related to modifications of stock options, changes in grantee status, and options issued on a business combination, among other things. The adoption of FIN No. 44 is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

3.  Financial Statement Components

  Property and equipment consist of the following:

	June 30,
			December 31, 1999
	1998	1999
Computer equipment	$532	$1,196	$2,008
Furniture and fixtures	117	650	932
Vehicles	219	368	491
Leasehold improvements	54	222	470

	922	2,436	3,901
Less accumulated depreciation and amortization	(414)	(849)	(1,248)

	$508	$1,587	$2,653

  Property and equipment includes assets under capital leases of $372, $708 and $998 at June 30, 1998 and 1999 and December 31, 1999, respectively. Related accumulated amortization totaled $136, $267 and $466 at June 30, 1998 and 1999 and December 31, 1999 respectively.

  Accrued expenses consist of the following:

	June 30,
			December 31, 1999
	1998	1999
Accrued wages and benefits	$957	$1,118	$1,172
Accrued VAT/sales taxes	440	672	375
Other accrued expenses	68	640	1,017

	$1,465	$2,430	$2,564

4.  Credit Facilities and Long-Term Debt

  The Company has a line of credit agreement, of which $413, $377 and $68 was outstanding at June 30, 1998 and 1999 and December 31, 1999, respectively. As of December 31, 1999, there was $336 available for future borrowings under the line of credit. The interest rate for borrowings under the line of credit was 3% over the bank usual rate, as defined (8.5% at December 31, 1999). The line of credit is due on demand.

  Notes payable and long-term debt consist of the following:

	June 30,
			December 31, 1999
	1998	1999
Equipment note payable; bears interest at 9% per annum; due in varying monthly installments through September 2002	$—	$—	$449
Capital leases (Note 5)	221	443	515
Other bank loans	46	44	39
Director loans (Note 10)	410	—	—

	677	487	1,003
Less current portion	(244)	(284)	(473)

Long-term portion	$433	$203	$530

  Future maturities of notes payable and long-term debt, excluding capital lease (see Note 5), as of December 31, 1999 are as follows:

Year Ending December 31
2000	$177
2001	158
2002	153

$488

5.  Lease Commitments

  Capital Leases

  The Company leases certain furniture and equipment under leases, bearing interest of 14% to 32%, which meet the criteria for capital lease classification. Future minimum payments for such leases as of December 31, 1999 are as follows:

Year Ending December 31
2000	$345
2001	180
2002	85

Total minimum lease payments	610
Less amount representing interest	(95)

Present value of minimum lease payments	515
Less current portion	(296)

Long-term portion	$219

  Operating Leases

  The Company leases certain equipment and office and warehouse space under operating leases through April 2013. Rent expense under all operating leases was approximately $245, $239, $436 and

  $320 in the years ended June 30, 1997, 1998, and 1999 and the six months ended December 31, 1999, respectively. Future minimum operating lease commitments in effect as of December 31, 1999, are as follows:

Year Ending December 31
2000	$958
2001	964
2002	902
2003	770
2004	770
Thereafter	1,215

$5,579

6.  Stockholders' Equity (Deficit) and Convertible Redeemable Preferred Stock

  The total number of shares of stock that the Company is authorized to issue is 70,000,000, of which 50,000,000 shares are designated as common stock and 20,000,000 shares are designated as preferred stock. As of December 31, 1999, 1,544,000, 4,350,000 and 2,750,100 shares of the preferred stock have been designated Series A, Series B and Series C preferred stock, respectively.

  In December 1998, the Company issued 4,322,035 shares of Series B preferred stock on receipt of a venture capital equity investment of $5,100. The Series B preferred shares are reflected net of unamortized issuance costs of $277 and $256 at June 30, 1999 and December 31, 1999.

  In October 1999, the Company issued 2,071,056 shares of Series C preferred stock on receipt of a venture capital equity investment of $6,100. The Series C preferred shares are reflected net of unamortized issuance costs of $30 at December 31, 1999. The Series C stock purchase agreement provided for an additional 679,035 shares to be sold for $2,000 at the Company's option, in the event certain revenue and expense criteria were met. Subsequent to December 31, 1999 the Company exercised this option (See Note 11).

  Reorganization

  On December 31, 1998, the shareholders of Adaytum KPS Software Limited participated in a tax-free exchange of stock under which 12,354 outstanding shares of Adaytum KPS Software Limited were exchanged on a 1,000 for 1 basis for shares in Adaytum Software, Inc. The consideration received from Adaytum Software, Inc. by the shareholders of Adaytum KPS Software Limited for the transfer of shares was the receipt of 10,810,000 shares of common stock and 1,544,000 shares of Series A preferred stock (as discussed below). As a result of this share exchange, effective December 31, 1998, Adaytum KPS Software Limited became a wholly-owned subsidiary of Adaytum Software, Inc. The purpose of the transaction was to create a U.S.-based parent company. Prior to the tax-free exchange of stock, Adaytum Software, Inc. did not conduct any operations and had no significant assets or liabilities. This transaction had no accounting effect other than the recapitalization. All references to common stock amounts, shares and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to the recapitalization.

  Preferred Stock

  The Series A, Series B and Series C preferred shares are convertible, at the option of the holder, into common stock on a share-for-share basis, subject to adjustment for certain events, have voting rights and provide for certain preferential dividend, liquidation, redemption and other rights including certain weighted-average anti-dilution protection on sales of equity securities. At December 31, 1999, the Company had 7,937,091 shares of common stock reserved to satisfy these conversion rights. The preferred shares will automatically convert into common shares if the Company issues common shares in an underwritten public offering with an offering price of at least $9.00 per share with gross proceeds to the Company of at least $20 million.

  Voting rights for the Series A, Series B and Series C preferred shares are on an "as if converted to common stock" basis. The holders of the Series B and Series C preferred shares have the right to elect one director voting separately as a class. In addition, an affirmative vote of the majority of the preferred shareholders is required for various corporate actions, including amending the Company's articles of incorporation relating to the preferred shares, selling the Company or paying cash dividends.

  Redemption of the Series B and Series C preferred shares is mandatory, at the election of the holders, at $1.18 and $2.95, respectively, per share plus any declared but unpaid dividends in three annual installments commencing December 31, 2005, if not previously converted or otherwise redeemed. Future redemptions of the Series B and Series C preferred shares outstanding at December 31, 1999 are $3,733 in each of the years ending December 31, 2005, 2006 and 2007. The Series A preferred shares are not redeemable. No dividends have been declared on the preferred shares.

  In the event of a liquidation, dissolution, merger or acquisition of the Company, Series B and Series C preferred shareholders will be entitled to receive in cash an amount equal to their cost ($1.18 and $2.95 per share, respectively), plus an amount equal to declared but unpaid dividends on such shares (the "Preference Amount"). The Preference Amount will be paid before any distribution or payment is made to the holders of the Series A preferred or common shares of the Company. Following the payment of the Preference Amount, the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of Series A preferred and common shares pro rata based on the number of shares of common stock held (assuming conversion of all Series A preferred shares).

Adaytum Software, Inc.

(formerly Adaytum KPS Software Limited)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except for share and per share amounts)

  A summary of the redeemable preferred stock activity is presented below:

	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, July 1, 1998	—	$—	—	$—	—	$—
Issuance of Series B at $1.18 per share, net of issuance costs of $298 in December 1998	4,322,035	4,802	—	—	—	—
Accretion of preferred stock	—	21	—	—	—	—

Balance, June 30, 1999	4,322,035	4,823	—	—	—	—
Issuance of Series C at $2.95 per share, net of issuance costs of $31 in October 1999	—	—	2,071,056	6,069	—	—
Accretion of preferred stock	—	21	—	1	—	—

Balance, December 31, 1999	4,322,035	4,844	2,071,056	6,070	—	—
Issuance of Series C at $2.95 per share in March 2000 net of issuance costs of $7 (unaudited)	—	—	679,035	1,993	—	—
Issuance of Series D at $8.55 per share in June 2000 net of issuance costs of $20 (unaudited)See note 11	—	—	—	—	2,049,624	17,507
Accretion of preferred stock (unaudited)	—	22	—	3	—	—

Balance, June 30, 2000 (unaudited)	4,322,035	$4,866	2,750,091	$8,066	2,049,624	$17,507

  Stock Option Plan

  The Company's 1999 Stock Option Plan (the "Plan"), provides for the issuance of both incentive and nonqualified stock options. The incentive options allow the holder to purchase shares of the Company's common stock at fair market value (as determined by the Board of Directors) on the date of the grant. For incentive stock options granted to holders of more than 10% of the outstanding common stock, the option price at the date of the grant must be at least equal to 110% of the fair market value of the stock. The plan provides for the issuance of up to 4,195,000 shares on exercise of options granted under the Plan. Generally, options granted to employees vest over a four-year period and expire ten years from the date of grant. See Note 11.

  Compensation related to stock options granted in the six months ended December 31, 1999 and June 30, 2000 below fair market value was approximately $136 and $1,220, respectively. Such compensation is considered deferred compensation and amortized over the vesting periods which range from two to four years. This compensation is recognized on an accelerated basis using the model presented in paragraph 24 of FIN No. 28. Accordingly, amortization for a two year option would be 75% and 25% in years one and two, respectively. Amortization for a four year option would be 52%, 27%, 15% and 6% in years one, two, three and four, respectively. Stock compensation expense of approximately $18 and $318 was recognized during the six months ended December 31, 1999 and June 30, 2000, respectively.

    A summary of activity of the Plan is presented below:

	Shares	Weighted- Average Exercise Price	Range of Exercise Prices
Outstanding, July 1, 1998	—	$—	$—
Granted	2,766,760	$1.08	$1.00-$1.25
Forfeited	(8,417)	$1.00	$1.00

Outstanding, June 30, 1999	2,758,343	$1.08	$1.00-1.25
Granted	264,500	$2.49	$1.75-$3.00
Forfeited	(196,781)	$1.24	$1.00-$2.25
Exercised	(3,645)	$1.02	$1.00-$1.25

Outstanding, December 31, 1999	2,822,417	$1.20	$1.00-$3.00
Granted (unaudited)	1,018,090	$5.44	$3.75-$7.32
Forfeited (unaudited)	(195,159)	$1.13	$1.00-$4.69
Exercised (unaudited)	(57,913)	$1.03	$1.00-$3.00

Outstanding, June 30, 2000 (unaudited)	3,587,435	$2.41	$1.00-$7.32

  From July 1, 2000 through July 31, 2000, 3,190 options were exercised and 5,000 options were forfeited.

  The following table summarizes information about fixed-price stock options outstanding at December 31, 1999:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$1.00-$1.25	2,562,917	9.2	$1.07	832,193	$1.04
$2.25-$2.50	200,000	9.7	$2.35	14,955	$2.31
$3.00	59,500	9.9	$3.00	862	$3.00

	2,822,417			848,010

  For the purposes of the pro forma disclosure below, the estimated fair value of the options is amortized to expense over the vesting period of the common shares underlying the related options.

  Had compensation cost for the Company's stock plan been determined based on the minimum value at the grant date consistent with the provisions of SFAS No. 123, the Company's net loss applicable to common stockholders and net loss per share would have been increased to the pro forma amounts indicated below:

	Year Ended June 30, 1999	Six Months Ended December 31, 1999
Net loss applicable to common stockholders
As reported	$(2,856)	$(5,649)
Pro forma	(2,905)	(5,747)
Basic and diluted net loss per common share:
As reported	$(.26)	$(.52)
Pro forma	(.27)	(.53)

  There were no options issued in the years ended June 30, 1997 or 1998; therefore, no pro forma compensation cost is shown for those periods.

  The minimum value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended June 30, 1999 and the six months ended December 31, 1999; dividend yield of 0%; risk-free interest rate of 6.0% and 6.5%, respectively; and expected lives of five years. Volatility factors are not applicable to non-public companies for these fair value calculations. The weighted-average fair value of options granted during the year ended June 30, 1999 and the six months ended December 31, 1999, using the Black-Scholes valuation model was $.28 and $.68 per share, respectively.

  Options and Warrants to Non-employees

  The Company issued options to contractors during the year ended June 30, 1999 and the six months ended December 31, 1999. These options have been issued at not less than 100% of the fair market value of the Company's stock as of the grant date as determined by the Board of Directors.

  A summary of activity for options to non-employees is presented below:

	Options to Non-employees Outstanding	Price Range Per Share
Outstanding, July 1, 1998	—	$—
Granted	34,000	$1.00-$1.75

Outstanding, June 30, 1999	34,000	$1.00-$1.75
Granted	14,222	$3.00

Outstanding, December 31, 1999	48,222	$1.00-$3.00

Outstanding, June 30, 2000 (unaudited)	48,222	$1.00-$3.00

    During the six months ended June 30, 2000 the Company issued warrants to purchase 1,438,698 shares of common stock with a weighted average exercise price of $5.03 that expire in five to seven years (See Note 11). Warrants to purchase 73,640 shares of commn stock were exercisable at June 30, 2000.

Adaytum Software, Inc.

(formerly Adaytum KPS Software Limited)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except for share and per share amounts)

  These options outstanding at December 31, 1999, have a weighted average exercise price of $1.50 per share and a weighted average remaining contractual life of 9.4 years. At this date, options for 10,180 shares were exercisable with a weighted average exercise price of $1.15. The fair value of the options granted in exchange for the contractor services was calculated using the Black-Scholes valuation model and $3 was recognized as expense in the year ended June 30, 1999. The fair value of the options was remeasured in the six months ended December 31, 1999, and an additional $22 was recognized as expense. The following weighted-average assumptions were used for the six months ended December 31, 1999: dividend yield of 0%, risk-free interest rate of 6.5%, expected life equal to the contractual life of 9.5 years and volatility of 60%. The fair value of the options was remeasured in the six months ended June 30, 2000 and an additional $223 was recognized as expense. The following weighted-average assumptions were used for the six months ended June 30, 2000: dividend yield of 0%, risk-free interest rate of 6.5%, expected life of 9 years and volitility of 60%. The options were fully vested in March 2000.

7.  Employee Benefit Plans

  The Company's subsidiary in the United States maintains a 401(k) profit sharing plan which is intended to qualify under Section 401(k) of the Internal Revenue Code. Participation in the plan is voluntary, and all company-matching contributions are discretionary and determined monthly. In addition, three executives of the Company are entitled to receive additional amounts to compensate them for the value of benefits they would have been entitled to had they not moved to the United States from the United Kingdom. Total expense for the 401(k) plan and other employer contributions charged to operations for the years ended June 30, 1997, 1998 and 1999 and the six months ended December 31, 1999 were $9, $75, $169 and $66, respectively.

8.  Income Taxes

    The components of earnings (loss) before income taxes were as follows:

				Six Months Ended December 31, 1999
	Year Ended June 30,
	1997	1998	1999
United States	$(657)	$(485)	$(2,908)	$(4,199)
International	(66)	(336)	79	(1,428)

	$(723)	$(821)	$(2,829)	$(5,627)

  Income tax expense for the years ended June 30, 1997, 1998 and 1999 and the six months ended December 31, 1999 consists primarily of foreign taxes paid in the United Kingdom.

  The differences between the expected ordinary federal income tax benefit to the actual income tax provided is primarily due to net operating losses in certain tax jurisdictions, including the United States, and the taxable income in other tax jurisdictions.

  At December 31, 1999, the Company had net operating loss carryforwards for U.S. income tax purposes of approximately $6,700. These net operating loss carryforwards start expiring in 2018 if not previously utilized. In addition, at December 31, 1999, the Company had foreign net operating loss carryforwards of approximately $1,000, which start expiring in 2002 if not previously utilized. A valuation allowance has been established to fully offset the Company's net deferred tax assets, as realization is presently not more likely than not. Future utilization of available net operating loss carryforwards in the United States may be limited under Internal Revenue Code Section 382 as a result of future changes in ownership.

  Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) are as follows:

	June 30,
			December 31, 1999
	1998	1999
Deferred tax assets (liabilities):
Net operating loss carryforwards	$328	$1,268	$2,561
Accounts receivable allowance	29	76	76
Vacation and other accruals	61	76	293
Deferred revenue	—	61	113
Depreciation	(2)	18	29

Total net deferred tax assets	416	1,499	3,072
Valuation allowance	(416)	(1,499)	(3,072)

Total net deferred income taxes	$—	$—	$—

9.  Segment and Geographic Areas

  The Company operates in one industry segment, the development and marketing of computer software and related services. The following table presents a summary of the revenue and long-lived assets summary of the Company by geographic region:

	Year Ended June 30,			Six Months Ended December 31,		Six Months Ended June 30,
	1997	1998	1999	1998	1999	1999	2000
				(Unaudited)		(Unaudited)	(Unaudited)
Revenues:
United States:
License	$551	$1,953	$3,521	$1,881	$2,496	$1,640	3,716
Service and maintenance	126	1,365	4,448	1,841	3,192	2,607	4,026

Total	677	3,318	7,969	3,722	5,688	4,247	7,742

United Kingdom:
License	2,214	3,499	5,628	2,314	2,249	3,314	2,831
Service and maintenance	1,226	2,928	4,413	1,910	3,053	2,503	3,599

Total	3,440	6,427	10,041	4,224	5,302	5,817	6,430

Rest of world:
License	203	219	1,009	724	845	285	1,210
Service and maintenance	1,019	808	1,024	522	327	502	650

Total	1,222	1,027	2,033	1,246	1,172	787	1,860

Consolidated	$5,339	$10,772	$20,043	$9,192	$12,162	$10,851	$16,032

	June 30,
			December 31, 1999	June 30, 2000
	1998	1999
				(Unaudited)
Long-lived assets:
United States	$257	$1,001	$1,976	12,122
United Kingdom	428	514	581	578
Rest of world	30	102	134	1,371

Consolidated	$715	$1,617	$2,691	14,071

10. Related Party Transactions

  During the year ended June 30, 1997, the Company entered into an agreement to acquire the intellectual property rights and exclusive worldwide distribution rights to the Adaytum Planning software product from Kunzle Planning Systems for $427, with payments to be made in monthly installments through 2007. $362 remained outstanding as of June 30, 1998. The entire amount was paid by the Company in the year ended June 30, 1999. Two principal stockholders of Kunzle Planning Systems were directors of the Company prior to the acquisition.

  In 1998, the Company received $50 in financing, in the form of a demand note payable, from an officer and director of the Company. This note accrued interest at a rate of 36.5% per annum. At June 30, 1998, the remaining balance of this note was $48. The entire amount outstanding was paid by the Company in the year ended June 30, 1999.

  In February 2000 the Company acquired Business Budget Management Solutions Pty Limited (see Note 11). The sole shareholder of the acquired business is the brother of the Company's CEO.

11. Subsequent Events

  Acquisition

  On February 29, 2000, the Company acquired all of the outstanding capital stock of Business Budget Management Solutions Pty Limited a distributor of the Company's products in Australia and Asia/Pacific, for 267,857 shares of common stock which had a market value of approximately $1,290 in December 1999, the time at which we reached agreement on the terms of the acquisition. This acquisition has been accounted for under the purchase method. Accordingly, the purchase price has been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The intangible assets of $1,371 are being amortized on a straight-line basis over their estimated useful life of three years.

  Long-Term Debt

  In March 2000 the Company borrowed $290 from a lender. The loan is secured by certain assets of the Company. This note bears interest at 31.25%, with monthly payments through April 2001. Also in March 2000, the Company entered into a sale/leaseback transaction with the same lender for $375 which is secured by certain assets of the Company. The sale/leaseback transaction bears interest at 18.91% with monthly payments through September 2001. In connection with these transactions, the Company issued to this lender warrants for 5,674 shares of common stock exercisable at $5.86 per share. These warrants expire seven years from date of issuance. Using the fair value method prescribed in SFAS No. 123, the fair value of the warrants was determined to be $28 which is recorded as an original issue discount and is being amortized ratably over the term of the debt to interest expense.

  In March 2000 the Company obtained a lease line of $500 for the computer equipment needs of the Company. The lease is secured by the equipment leased with the funds. As of June 30, 2000, the Company has utilized $310 of this line. The lease line bears interest at 5% over the prime rate (14.5% at June 30, 2000) and each drawing under this line is to be repaid in 30 monthly payments. In connection with the lease line, the Company issued warrants for 4,266 shares of common stock exercisable at $5.86 per share. These warrants expire seven years from date of issuance. Using the fair value method prescribed in SFAS No. 123, the fair value of the warrants was determined to be $22 which is recorded as original issue discount and is being amortized ratably over the term of the line to interest expense.

  Issuance of Series C Preferred Shares

  In March 2000 the Company issued an additional 679,035 shares of Series C preferred stock on receipt of a venture capital equity investment of $2,000. The conversion terms of the Series C preferred stock allow the preferred shares to be immediately converted into common stock, which had a higher deemed value on the date of sale. As a result the preferred shares have been deemed to include a beneficial conversion feature. As of the issue date, the Company allocated $2,000 to the beneficial conversion feature, resulting in an additional $2,000 in accretion for the six months ended June 30, 2000.

  Line of Credit

  In June 2000 the Company entered into a one year revolving credit facility for $3,000. This line is secured by United States accounts receivables, general intangibles and other assets of the Company owned now or in the future. In connection with the revolving credit facility, the Company issued warrants for 51,020 shares of common stock exercisable at $5.86 per share. These warrants expire seven years from date of issuance. Using the fair value method prescribed in SFAS No. 123, the fair value of the warrants was determined to be $269 which is recorded as deferred debt issuance costs and is being amortized over the term of the credit facility to interest expense.

  Issuance of Series D Preferred Shares

  In June 2000 the Company issued 2,049,624 shares of Series D preferred stock on the receipt of $7,853 of cash and $9,674 of non-cash consideration (see Andersen Consulting Strategic Alliance below). The Series D preferred stock has rights substantially the same as those for the Series B and Series C preferred shares, as described in note 6, except for the liquidation preference and redemption price, which are $8.55 per share for the Series D preferred stock and the anti-dilution protection is full ratchet.

  Stock Option Plan

  In June 2000 the Company increased the total shares available for issuance under the Company's 1999 Stock Option Plan by 500,000 shares to a total of 4,195,000 (see Note 6).

  Andersen Consulting Strategic Alliance

  In March 2000 the Company entered into a five year strategic alliance and marketing agreement with Andersen Consulting to jointly promote the Company's e.Planning product on a global basis. In this relationship Andersen Consulting will be Adaytum's preferred partner for services related to its financial planning and forecasting software in the governmental and educational markets.

  In connection with this agreement, in June 2000 the Company issued 1,365,188 shares of Series D preferred stock to Andersen Consulting at $8.55 per share. $2,000 of the purchase price was paid in cash; the remaining $9,674 was non-cash consideration representing the value of having Andersen Consulting as a strategic and global partner for enterprise business planning solutions in selected vertical markets. The Company also issued to Andersen Consulting a warrant to purchase an additional 1,365,188 shares of common stock at $5.00 per share in consideration of the benefits the Company expects to receive in the future as a result of its relationship with Andersen Consulting. The warrant has a seven-year life and is exercisable in five years, regardless of Andersen Consulting's performance, however achievement of certain performance milestones will accelerate the exercisability of the warrant.

  The $9,674 of non-cash consideration for the shares of Series D preferred stock is reflected as an intangible asset at June 30, 2000 which is being amortized straight-line over the anticipated period of benefit which is currently three years but could be accelerated based on Andersen's performance. $134 of amortization expense is recognized in the six months ended June 30, 2000.

  The fair value of the warrants granted of $8,291 was calculated using the Black-Scholes valuation model and $8,291 was recorded as an increase to additional paid-in capital and a corresponding increase to deferred stock-based compensation. The deferred stock-based compensation is being amortized over the shorter of the expected three year period of benefit or as the warrants become exercisable. $115 of amortization expense was taken in the period ended June 30, 2000. The following assumptions were used for the calculation of the warrant value: dividend yield of 0%, risk-free interest rate of 6.4%, expected life equal to the contractual life of seven years and volatility of 60%.

  Warrant Issued to Vendor

  In June 2000 the Company issued warrants to purchase 12,500 shares of common stock at $4.00 per share to a vendor in consideration of services previously performed. The warrants were immediately exercisable and expire in seven years. The fair value of the warrants granted was calculated using the Black-Scholes valuation model and $79 was recognized as expense in the six months ended June 30, 2000. The following assumptions were used for the calculation of the warrant value: dividend yield of 0%, risk-free interest rate of 6.5%, expected life equal to the contractual life of 9 years and volatility of 60%.

  Other Equity Activity

  During the six months ended June 30, 2000 the Company accelerated the vesting of 16,350 options to an executive that died. In addition, a significant stockholder of the Company sold 40,000 shares to a new executive hired by the Company at a price below the deemed fair market value. A total of $111 in compensation expense was recognized in the six months ended June 30, 2000 related to these transactions.

INSIDE BACK COVER
[Adaytum logo]

         Shares

Common Stock

PROSPECTUS

CHASE H&Q

U.S. BANCORP PIPER JAFFRAY

FAC/EQUITIES

         , 2000

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

    No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

    Until      , 2000, all dealers that participate in transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and relating to unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

    Adaytum Software, Inc. (the "Company") will pay the following fees and expenses in connection with the issuance and distribution of the securities registered hereby. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated. These amounts do not include underwriting commissions and discounts

SEC registration fee		$16,698
NASD filing fee		$6,825
Nasdaq National Market listing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer Agent's and Registrar's fees	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

    As permitted by the DGCL, the Registrant's bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL. As permitted by the DGCL, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of the director's fiduciary duty, except for liability (1) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding payments of dividends, stock purchases or redemptions which are unlawful; or (4) for any transaction from which the director derived an improper personal benefit.

    The Registrant also intends to maintain director and officer liability insurance.

    The underwriting agreement filed as Exhibit 1.1 to this Registration Statement contains provisions indemnifying officers and directors of the Registrant against liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

    Since July 1998 (incorporation), the Company has issued and sold the following securities that were not registered under the Securities Act:

       1. On December 31, 1998 the Company issued 10,810,000 shares of common stock in connection with a reorganization whereby Adaytum KPS Software Limited became a subsidiary of the Company. The Company issued these shares of its common stock to the 44 existing holders of the ordinary shares of Adaytum KPS Software Ltd., a limited company organized under the laws of

  England and Wales, in exchange for all of the outstanding ordinary shares of Adaytum KPS Software Ltd.

       2. On December 31, 1998 the Company issued 1,544,000 shares of Series A Preferred Stock in connection with a reorganization whereby Adaytum KPS Software Ltd. became a subsidiary of the Company. The Company issued these shares of its Series A Preferred Stock to the sole holder of the convertible ordinary shares of Adaytum KPS Software Ltd. in exchange for all of the outstanding convertible ordinary shares of Adaytum KPS Software Ltd.

       3. On December 31, 1998 the Company sold 4,322,035 shares of Series B Preferred Stock at $1.18 per share to seven accredited investors.

       4. At various times since December 31, 1998 the Company has granted stock options under its stock option plan covering an aggregate of 4,097,572 shares of the Company's common stock to 378 individuals, including 370 employees, 6 consultants and 2 directors of the Company.

       5. At various times since December 13, 1999 the Company has issued a total of 64,748 shares of common stock to 29 individual purchasers upon the exercise of stock options under its stock option plan at prices ranging from $1.00 to $3.00 per share.

       6. On October 6, 1999 the Company sold 2,071,056 shares of Series C Preferred Stock at $2.95 per share to seven accredited investors.

       7. On February 29, 2000 the Company issued 267,857 shares of common stock to the sole shareholder of Business Budget Management Solutions Pty Limited, a corporation organized under the laws of New South Wales, in return for all of the outstanding shares of equity stock of that corporation.

       8. On March 20, 2000 the Company sold 679,035 shares of Series C Preferred Stock at $2.95 per share to six accredited investors.

       9. On March 30, 2000 the Company issued two warrants to purchase 5,674 and 4,266 shares of common stock, respectively, at $5.86 per share to a provider of equipment financing in connection with the execution of financing agreements.

      10. On June 8, 2000 the Company issued a warrant to purchase 12,500 shares of common stock at an exercise price of $4.00 per share to an entity from which the Company licenses certain intellectual property in connection with the execution of an agreement and waiver relating to that intellectual property.

      11. On June 12, 2000 the Company issued a warrant to purchase 51,020 shares of common stock at an exercise price of $5.86 per share to a bank in connection with the establishment of a line of credit.

      12. On June 13, 2000 the Company sold 2,049,624 shares of Series D Preferred Stock at $8.55 per share to five accredited investors. $7,852,612 of the purchase price was paid in cash. The remainder of the purchase price consisted of non-cash consideration representing the value of having one of the investors as a strategic and global preferred partner for enterprise business planning solutions in selected vertical markets, which value the Company's Board of Directors determined to be approximately $9.7 million.

      13. On June 13, 2000 the Company issued a warrant to purchase 1,365,188 shares of common stock at an exercise price of $5.00 per share to one of its strategic partners in consideration of the benefits that the Company expected to receive as a result of the relationship.

    The sale and issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on (a) Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, (b) Regulation S promulgated under the Securities Act as transactions involving issuance and sale to non-U.S. persons and or (c) Rule 701 promulgated under the Securities Act where the securities were offered and sold either pursuant to written compensatory benefit plans or pursuant to written contracts relating to compensation.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

Number	Description
1.1*	Form of Underwriting Agreement
3.1	Articles of Incorporation of the Registrant, as currently in effect
3.2	Bylaws of the Registrant, as currently in effect
4.1*	Specimen of Common Stock certificate
5.1*	Opinion of Dorsey & Whitney LLP
10.1	BLN Office Park Lease dated September 16, 1998 by and between BLN Office Park Associates II Limited Partnership as Landlord and the Registrant as Tenant
10.2	Lease Amendment No. 1 dated October 19, 1998 by and between BLN Office Park Associates II Limited Partnership as Landlord and the Registrant as Tenant
10.3	Lease Amendment No. 2 dated January 7, 1999 by and between BLN Office Park Associates II Limited Partnership as Landlord and the Registrant as Tenant
10.4	Lease Amendment No. 3 dated August 5, 1999 by and between BLN Office Park Associates II Limited Partnership as Landlord and the Registrant as Tenant
10.5	Debenture dated January 23, 1995 between Adaytum KPS Software Limited and Lloyds Bank Plc
10.6	Overdraft facility letter dated March 4, 1999 from Lloyds Bank Plc to Adaytum KPS Software Limited
10.7	Overdraft facility letter dated May 11, 1999 from Lloyds Bank Plc to Adaytum KPS Software Limited
10.8	Debenture dated November 24, 1997 between Adaytum Limited and Lloyds Bank Plc
10.9	Loan and Security Agreement dated June 24, 1999 by and between Silicon Valley Bank and the Registrant
10.10	Loan and Security Agreement dated June 8, 2000 by and between Silicon Valley Bank Commercial Finance Division and the Registrant
10.11	Collateral Assignment, Mortgage and Security Agreement dated June 8, 2000 by and between Silicon Valley Bank and the Registrant.
10.12	Security Agreement dated March 30, 2000 by and between Data Sales Co., Inc. and the Registrant
10.13	Warrant dated March 30, 2000 issued to Data Sales Co., Inc.
10.14	Warrant dated March 30, 2000 issued to Data Sales Co., Inc.
10.15	Promissory Note dated March 20, 2000 made by the Registrant and payable to Data Sales Co., Inc.
10.16*	Warrant dated June 8, 2000 issued to Dyadic Systems Limited
10.17	Warrant dated June 8, 2000 issued to Silicon Valley Bank
10.18*	Warrant dated June 12, 2000 issued to Andersen Consulting LLP
10.19	Second Amended and Restated Registration Rights Agreement dated June 13, 2000 by and between the Registrant and certain holders of its stock

10.20*	J Engine Source License Agreement dated March 18, 1999 between Iverson Software Inc. and the Registrant
10.21*	Agreement dated June 8, 2000 by and between Dyadic Systems Limited and the Registrant
10.22*	Business Objects Americas Application Provider Agreement dated June 30, 2000 between Business Objects Americas, Inc. and the Registrant
10.23*	Global Alliance Agreement dated March 31, 2000 by and between Andersen Consulting LLP and the Registrant, with amendment and addendum
10.24	Electronic Equipment Lease dated June 8, 1998 between Data Sales Co., Inc. and the Registrant
10.25	Lease line letter agreement dated March 13, 2000 from Data Sales Co., Inc. to the Registrant
10.26	Sale and lease back letter agreement dated March 29, 2000 from Data Sales Co., Inc. to the Registrant
10.27	Lease line letter agreement dated July 6, 2000 from Data Sales Co., Inc. to the Registrant
10.28	Share Acquisition Agreement dated February 29, 2000 by and between Michael Francis Giles Haddleton and the Registrant
10.29	Promissory Note dated March 31, 2000 made by Michael Francis Giles Haddleton and payable to Adaytum Asia Pacific Pty Limited with pledge agreement
10.30	1999 Stock Option Plan, as amended through June 12, 2000, with forms of option agreements
10.31	Executive Employment Agreement dated February 29, 2000 by and between Michael Francis Giles Haddleton and Business Budget Management Solutions Pty Limited
10.32	Offer letter dated March 11, 1998 between Adaytum, Inc. and Michael H. Mehr
10.33	Acceptance letter dated March 16, 1998 between Adaytum, Inc. and Michael H. Mehr
10.34	Employment Agreement dated March 16, 1998 by and between Adaytum, Inc. and Michael Mehr
10.35	Employment Agreement dated March 15, 1999 by and between Adaytum, Inc. and Mark Galloway
10.36	Employment Agreement dated March 15, 1999 by and between Adaytum, Inc. and Adam Their
10.37	Employment Agreement dated March 19, 1999 by and between Adaytum, Inc. and Paul Hill
10.38	Employment Agreement dated July 31, 2000 by and between Susan Strother and the Registrant
10.39	Employment Agreement dated effective May 1, 2000 by and between Neal Bastick and the Registrant
10.40	Employment Agreement dated July 31, 2000 by and between Julie Buske and the Registrant
10.41	Expatriate Benefit Arrangements
16.1	Letter re: change in certifying accountant
21.1	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3*	Consent of Dorsey & Whitney LLP (included in Exhibit No. 5.1 to the Registration Statement)
24.1	Powers of Attorney (included on signature page)
27.1	Financial Data Schedule

*
To be filed by amendment.

(b)
Financial Statement Schedules

    No financial statement schedules are required. The information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

      (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on August 7, 2000.

ADAYTUM SOFTWARE, INC.
By:	/s/ J. D. Guy Haddleton John David Guy Haddleton Chief Executive Officer

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John David Guy Haddleton and Michael H. Mehr, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) registration statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. D. Guy Haddleton John David Guy Haddleton	Chief Executive Officer, President, Director and Chairman (principal executive officer)	August 7, 2000
/s/ Michael H. Mehr Michael H. Mehr	Vice President, Finance & Administration; Treasurer and Secretary (principal financial and accounting officer)	August 7, 2000
/s/ Bernard R. Fisher Bernard R. Fisher	Director	August 7, 2000
/s/ Michael B. Gorman Michael B. Gorman	Director	August 7, 2000
/s/ C. Scott Killips C. Scott Killips	Director	August 7, 2000
/s/ Robert E. Switz Robert E. Switz	Director	August 7, 2000

S-1

EXHIBIT INDEX

Exhibit Number	Document Description	Form of Filing
3.1	Articles of Incorporation of the Registrant, as currently in effect	Electronic Transmission
3.2	Bylaws of the Registrant, as currently in effect	Electronic Transmission
10.1	BLN Office Park Lease dated September 16, 1998 by and between BLN Office Park Associates II Limited Partnership as Landlord and the Registrant as Tenant	Electronic Transmission
10.2	Lease Amendment No. 1 dated October 19, 1998 by and between BLN Office Park Associates II Limited Partnership as Landlord and the Registrant as Tenant	Electronic Transmission
10.3	Lease Amendment No. 2 dated January 7, 1999 by and between BLN Office Park Associates II Limited Partnership as Landlord and the Registrant as Tenant	Electronic Transmission
10.4	Lease Amendment No. 3 dated August 5, 1999 by and between BLN Office Park Associates II Limited Partnership as Landlord and the Registrant as Tenant	Electronic Transmission
10.5	Debenture dated January 23, 1995 between Adaytum KPS Software Limited and Lloyds Bank Plc	Electronic Transmission
10.6	Overdraft facility letter dated March 4, 1999 from Lloyds Bank Plc to Adaytum KPS Software Limited	Electronic Transmission
10.7	Overdraft facility letter dated May 11, 1999 from Lloyds Bank Plc to Adaytum KPS Software Limited	Electronic Transmission
10.8	Debenture dated November 24, 1997 between Adaytum Limited and Lloyds Bank Plc	Electronic Transmission
10.9	Loan and Security Agreement dated June 24, 1999 by and between Silicon Valley Bank and the Registrant	Electronic Transmission
10.10	Loan and Security Agreement dated June 8, 2000 by and between Silicon Valley Bank Commercial Finance Division and the Registrant	Electronic Transmission
10.11	Collateral Assignment, Mortgage and Security Agreement dated June 8, 2000 by and between Silicon Valley Bank and the Registrant.	Electronic Transmission
10.12	Security Agreement dated March 30, 2000 by and between Data Sales Co., Inc. and the Registrant	Electronic Transmission
10.13	Warrant dated March 30, 2000 issued to Data Sales Co., Inc.	Electronic Transmission
10.14	Warrant dated March 30, 2000 issued to Data Sales Co., Inc.	Electronic Transmission
10.15	Promissory Note dated March 20, 2000 made by the Registrant and payable to Data Sales Co., Inc.	Electronic Transmission
10.17	Warrant dated June 8, 2000 issued to Silicon Valley Bank	Electronic Transmission
10.19	Second Amended and Restated Registration Rights Agreement dated June 13, 2000 by and between the Registrant and certain holders of its stock	Electronic Transmission
10.24	Electronic Equipment Lease dated June 8, 1998 between Data Sales Co., Inc. and the Registrant	Electronic Transmission
10.25	Lease line letter agreement dated March 13, 2000 from Data Sales Co., Inc. to the Registrant	Electronic Transmission
10.26	Sale and lease back letter agreement dated March 29, 2000 from Data Sales Co., Inc. to the Registrant	Electronic Transmission
10.27	Lease line letter agreement dated July 6, 2000 from Data Sales Co., Inc. to the Registrant	Electronic Transmission

10.28	Share Acquisition Agreement dated February 29, 2000 by and between Michael Francis Giles Haddleton and the Registrant	Electronic Transmission
10.29	Promissory Note dated March 31, 2000 made by Michael Francis Giles Haddleton and payable to Adaytum Asia Pacific Pty Limited with pledge agreement	Electronic Transmission
10.30	1999 Stock Option Plan, as amended through June 12, 2000, with forms of option agreements	Electronic Transmission
10.31	Executive Employment Agreement dated February 29, 2000 by and between Michael Francis Giles Haddleton and Business Budget Management Solutions Pty Limited	Electronic Transmission
10.32	Offer letter dated March 11, 1998 between Adaytum, Inc. and Michael H. Mehr	Electronic Transmission
10.33	Acceptance letter dated March 16, 1998 between Adaytum, Inc. and Michael H. Mehr	Electronic Transmission
10.34	Employment Agreement dated March 16, 1998 by and between Adaytum, Inc. and Michael Mehr	Electronic Transmission
10.35	Employment Agreement dated March 15, 1999 by and between Adaytum, Inc. and Mark Galloway	Electronic Transmission
10.36	Employment Agreement dated March 15, 1999 by and between Adaytum, Inc. and Adam Their	Electronic Transmission
10.37	Employment Agreement dated March 19, 1999 by and between Adaytum, Inc. and Paul Hill	Electronic Transmission
10.38	Employment Agreement dated July 31, 2000 by and between Susan Strother and the Registrant	Electronic Transmission
10.39	Employment Agreement dated effective May 1, 2000 by and between Neal Bastick and the Registrant	Electronic Transmission
10.40	Employment Agreement dated July 31, 2000 by and between Julie Buske and the Registrant	Electronic Transmission
10.41	Expatriate Benefit Arrangements	Electronic Transmission
16.1	Letter re: change in certifying accountant	Electronic Transmission
21.1	Subsidiaries of the Registrant	Electronic Transmission
23.1	Consent of Deloitte & Touche LLP	Electronic Transmission
23.2	Consent of PricewaterhouseCoopers LLP	Electronic Transmission
24.1	Powers of Attorney (included on signature page)	Electronic Transmission
27.1	Financial Data Schedule	Electronic Transmission

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Adaytum
The Offering
Summary Financial Data (in thousands, except per share amounts)
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Stock Options Granted in 1999
Aggregated Option Exercises in 1999 and Year-End Option Values
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Adaytum Software, Inc. (formerly Adaytum KPS Software Limited) Index to Financial Statements
REPORT OF INDEPENDENT ACCOUNTANTS
INDEPENDENT AUDITOR'S REPORT
Adaytum Software, Inc. (formerly Adaytum KPS Software Limited) Consolidated Balance Sheets (In thousands, except for share and per share amounts)
Adaytum Software, Inc. (formerly Adaytum KPS Software Limited) Consolidated Statements of Operations (In thousands, except for share and per share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX